As filed with the Securities and Exchange Commission on February 24, 2004
Registration No. 333-112606

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hanmi Financial Corporation

(Exact name of Registrant as specified in its charter)

Delaware	95-4788120
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

3660 Wilshire Boulevard

Suite PH-A
Los Angeles, California 90010
(213) 382-2200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jae Whan Yoo

President and Chief Executive Officer
3660 Wilshire Boulevard
Suite PH-A
Los Angeles, California 90010
(213) 382-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Lee Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	William S. Rubenstein, Esq. Skadden, Arps, Slate, Meagher & Flom, LLP Four Times Square New York, New York 10036 (212) 735-3000	William T. Quicksilver, Esq. Gordon M. Bava, Esq. Manatt, Phelps & Phillips, LLP 11355 W. Olympic Boulevard Los Angeles, California 90064 (310) 312-4000

         Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Offering Price	Proposed Maximum
Title of Each Class	Amount to be	Per Share of	Aggregate	Amount of
of Securities to be Registered	Registered	Common Stock	Offering Price	Registration Fee

Common stock, par value $0.001 per share	7,027,916(1)	N/A	$121,215,629	$15,359(2)

(1)	Represents the estimated maximum number of shares of common stock, par value $0.001 per share, of Hanmi Financial Corporation, a Delaware corporation, estimated to be issuable upon the completion of the merger of Pacific Union Bank, a California banking corporation (“PUB”), with and into Hanmi Bank, a California banking corporation and a direct wholly owned subsidiary of the issuer.

(2)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED  ● 2004, SUBJECT TO COMPLETION

Hanmi Financial Corporation

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

      The boards of directors of Hanmi Financial Corporation and Pacific Union Bank have approved a transaction in which Hanmi will acquire PUB. In the transaction, Hanmi will pay $164.5 million in cash to the Trust established to hold Korea Exchange Bank’s shares of PUB common stock, which represent 62% of PUB’s outstanding shares, to purchase most of those shares. Following that purchase, PUB will merge into Hanmi Bank, a wholly owned subsidiary of Hanmi, and the remaining shares of PUB common stock will be converted into shares of Hanmi common stock. In the merger, Hanmi will issue between 5.77 million and 6.64 million shares of common stock to PUB stockholders, depending upon the market price of Hanmi’s stock at the time of the merger.

      The number of Hanmi shares to be issued for each PUB share in the merger, as well as the number of PUB shares to be acquired by Hanmi for cash and the number to be acquired in the merger, will be determined based on formulas described in detail beginning on page 64 of this document. These formulas, which are complex, are designed to ensure that all shares of PUB common stock, whether held by the Trust or by others, will receive equal value in the transaction.

      Had the merger occurred on February ●, 2004 (the last business day prior to the date of this document), each PUB share would be converted into ● shares of Hanmi common stock with a market value of $●. A chart showing the exchange ratio at various other closing prices of Hanmi common stock is provided on page 65 of this document.

      PUB stockholders are being asked to approve the principal terms of the merger agreement and the merger. The Trust formed to hold Korea Exchange Bank’s shares of PUB common stock has agreed to vote these shares in favor of the transaction. Hanmi stockholders are being asked to approve the issuance of shares of Hanmi common stock (1) to PUB stockholders in the merger and (2) in a private placement of 3,947,369 shares of Hanmi common stock in order to finance a portion of the $164.5 million cash payment. Hanmi directors holding approximately 33% of the outstanding shares of Hanmi common stock have agreed to vote their shares in favor of the transaction.

      We cannot complete the transaction without the approval of the stockholders of both PUB and Hanmi. Each of us will hold a special meeting of our stockholders to vote on these proposals. This document describes the stockholder meetings, the merger and its related transactions, documents related to the merger and other related matters. Please read this entire document carefully, including the section discussing risk factors beginning on page 16.

      Hanmi common stock is quoted on the Nasdaq National Market System under the symbol “HAFC.” PUB common stock is listed on the Nasdaq National Market System under the symbol “PUBB.”

Jae Whan Yoo President and Chief Executive Officer Hanmi Financial Corporation	David B. Warner, Jr. President and Chief Executive Officer Pacific Union Bank

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the merger or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

      The date of this joint proxy statement/prospectus is        ●       , 2004, and it is first being mailed or otherwise delivered to stockholders of Hanmi and PUB on or about        ●       , 2004.

REFERENCES TO ADDITIONAL INFORMATION

      This document incorporates important business and financial information about Hanmi and PUB from documents that are not included in or delivered with this document. PUB’s annual, quarterly and current reports and other information incorporated in this document are filed with the Federal Deposit Insurance Corporation under the Securities Exchange Act of 1934. These documents were filed by Hanmi as exhibits to its current report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2004. They may be viewed at the Securities and Exchange Commission’s worldwide website at http://www.sec.gov. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Hanmi Financial Corporation 3660 Wilshire Boulevard Suite PH-A Los Angeles, California 90010 Attention: Stephanie Yoon (213) 382-2200	Pacific Union Bank 3530 Wilshire Boulevard Suite 1800 Los Angeles, California 90010 Attention: Y. Dianne Kim (213) 385-0909

      You will not be charged for any of these documents that you request. Stockholders requesting documents should do so by        ●       , 2004 in order to receive them before the special meetings.

      See “WHERE YOU CAN FIND MORE INFORMATION” on page 105.

Hanmi Financial Corporation

3660 Wilshire Boulevard
Suite PH-A
Los Angeles, California 90010

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

       NOTICE IS HEREBY GIVEN that a special meeting of Hanmi stockholders will be held on        ●       , 2004 at        ●       , local time, at        ●       . The purpose of the Hanmi special meeting is to consider and to vote upon:

•	a proposal to approve the issuance of Hanmi common stock (i) pursuant to the Agreement and Plan of Merger, dated as of December 22, 2003, by and among Hanmi Financial Corporation, Hanmi Bank and Pacific Union Bank and (ii) in a concurrent private placement of 3,947,369 shares at $19 per share pursuant to Securities Purchase Agreements, dated December 22, 2003, with specified purchasers, in order to finance a portion of the cash consideration to be paid in the acquisition of Pacific Union Bank; and

•	such other business as may properly come before the special meeting of Hanmi stockholders or any adjournment or postponement of the meeting.

      The proposed issuance of Hanmi common stock is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Appendix A to the accompanying joint proxy statement/prospectus.

      Only Hanmi stockholders of record at the close of business on        ●       , 2004 are entitled to notice of, and to vote at, the Hanmi special meeting or any adjournment or postponement of the Hanmi special meeting.

      Whether or not you plan to attend the Hanmi special meeting, please submit your proxy with voting instructions. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope.

      The Hanmi board of directors has approved the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement, and recommends that Hanmi stockholders vote “FOR” the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

By Order of the Board of Directors,

Myung Hee Kim
Corporate Secretary

       ●       , 2004

Pacific Union Bank
3530 Wilshire Boulevard
Suite 1800
Los Angeles, California 90010

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

      NOTICE IS HEREBY GIVEN that a special meeting of Pacific Union Bank (“PUB”) stockholders will be held on        ●       , 2004 at        ●       , local time, at        ●       . The purpose of the PUB special meeting is to consider and to vote upon:

•	a proposal to approve the principal terms of the Agreement and Plan of Merger, dated as of December 22, 2003, by and among Hanmi Financial Corporation, Hanmi Bank and PUB, and the merger of PUB with and into Hanmi Bank; and

•	such other business as may properly come before the special meeting of PUB stockholders or any adjournment or postponement of the meeting.

      The proposed merger is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Appendix A to the accompanying joint proxy statement/prospectus.

      Only PUB stockholders of record at the close of business on        ●       , 2004 are entitled to notice of, and to vote at, the PUB special meeting or any adjournment or postponement of the PUB special meeting.

      The principal terms of the merger agreement and the merger must be approved by the holders of a majority of the shares of PUB common stock outstanding on the record date. The Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, representing approximately 62% of PUB’s outstanding shares, has agreed to vote these shares in favor of the approval of the principal terms of the merger agreement and the merger. As a result, we expect to receive PUB stockholder approval.

      In connection with the proposed merger, PUB stockholders will be given the opportunity to exercise dissenters’ rights in accordance with certain procedures specified in Sections 1300 through 1304 of the California General Corporation Law. These rights will be made available if the merger is completed and demands are made for payment with respect to 5% or more of the outstanding shares of PUB common stock. If dissenters’ rights are made available, if a stockholder votes against approval of the principal terms of the merger agreement and merger and if a stockholder follows all of the procedures required by law, then the stockholder may receive cash in the amount equal to the fair market value of their shares of PUB common stock as of December 19, 2003 (the business day immediately preceding the announcement of the Agreement and Plan of Merger). A copy of the relevant sections of the California General Corporation Law is attached as Appendix D to the joint proxy statement/prospectus accompanying this notice and is incorporated by reference into this notice.

      Whether or not you plan to attend the PUB special meeting, please submit your proxy with voting instructions. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope.

      The PUB board of directors has approved the merger agreement and recommends that PUB stockholders vote “FOR” the approval of the principal terms of the merger agreement and the merger.

By Order of the Board of Directors,

Lisa K. Pai
Corporate Secretary

       ●       , 2004

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS
SUMMARY
The Transaction
The Financing
What Each Share of PUB Common Stock Will Receive in the Merger
No Fractional Shares
Material United States Federal Income Tax Consequences of the Merger
Comparative Per Share Data and Comparative Market Prices
Recommendations of the Boards of Directors
Some of Hanmi’s Directors May Have Financial Interests in the Transaction That Differ From Your Interests
PUB’s Directors and Officers May Have Financial Interests in the Merger That Differ From Your Interests
Opinions of Financial Advisors
Dissenters’ Rights
The Merger Agreement
The Voting and Sale Agreement
The Voting Agreement
Conditions That Must be Satisfied or Waived for the Merger to Occur
Termination of the Merger Agreement
Termination Fee
Board of Directors of Hanmi and Hanmi Bank After the Merger
Regulatory Approvals We Must Obtain for the Merger
Accounting Treatment of the Merger by Hanmi
Comparison of Stockholders’ Rights
The Companies
Hanmi and PUB Special Meetings
Selected Consolidated Historical Financial Data of Hanmi
Selected Historical Financial Data of PUB
Selected Unaudited Pro Forma Condensed Combined Financial Data
Comparative Per Share Data
Comparative Market Price and Dividend Information
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE HANMI SPECIAL MEETING
General
When and Where the Hanmi Special Meeting Will Be Held
Matters to Be Considered
Record Date
Vote Required and Voting Rights
Proxies
How Proxies Are Counted
Recommendation of the Board of Directors
Attending the Meeting
Solicitation of Proxies
THE PUB SPECIAL MEETING
General
When and Where the PUB Special Meeting Will Be Held
Matters to Be Considered
Record Date
Vote Required and Voting Rights
Proxies
How Proxies Are Counted
Recommendation of the Board of Directors
Attending the Meeting
Solicitation of Proxies
INFORMATION ABOUT THE COMPANIES
Hanmi Financial Corporation
Pacific Union Bank
THE MERGER
Background of the Merger
The Reasons of the Board of Directors of Hanmi for the Acquisition of PUB; Recommendations
The Reasons of the Special Committee and the Board of Directors of PUB for the Merger; Recommendations
Restrictions on Resale by PUB Affiliates
Interests of Hanmi’s Directors in the Issuance of Hanmi Common Stock
Interests of PUB’s Directors and Officers in the Merger
Opinion of Hanmi’s Financial Advisor
Opinion of PUB’s Financial Advisor
Regulatory Approvals We Must Obtain for the Merger
Accounting Treatment of the Merger by Hanmi
Public Trading Markets
Hanmi Dividends
PUB Stockholders’ Dissenters’ Rights of Appraisal
THE MERGER AGREEMENT
Structure
Conversion of PUB Common Stock and PUB Stock Options
Distribution of the Merger Consideration/Exchange of Shares
Representations and Warranties
Principal Covenants
Principal Conditions to Completion of the Merger
Termination
Termination Fee; Other Expenses
Extension; Waivers
Benefits Continuation
Board of Directors of Hanmi and Hanmi Bank Following the Merger
THE VOTING AND SALE AGREEMENT
General
Voting Obligation and Transfer Restrictions
Cash Purchase Price Per Share and Number of Shares Purchased
Registration Rights
Non-Solicitation
Termination
THE VOTING AGREEMENTS
General
Voting Obligation and Transfer Restrictions
Termination
THE FINANCING DOCUMENTS
Securities Purchase Agreements
Agency Agreement
Trust Preferred Securities Agreements
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
DESCRIPTION OF HANMI’S CAPITAL STOCK
General
Common Stock
Preferred Stock
COMPARISON OF STOCKHOLDERS’ RIGHTS
General
Authorized Capital
Number and Election of Directors
Nomination of Directors
Voting Rights
Vacancies and Removal
Indemnification of Directors and Officers
Ability to Call Special Meetings and Act by Written Consent
Stockholder Proposals
Dividends
Liquidation Rights
Dissenters’ Rights
Preemptive Rights
DISCUSSION OF ANTI-TAKEOVER PROTECTIONS IN HANMI’S CERTIFICATE OF INCORPORATION AND BYLAWS
General
Authorized Stock
Classification of Board of Directors
Size of Board; Vacancies; Removal of Directors
Special Meetings of Stockholders
Stockholder Action by Unanimous Written Consent
Amendment of Certificate of Incorporation and Bylaws
Business Combination Statutes and Provisions
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
BENEFICIAL OWNERSHIP OF HANMI’S PRINCIPAL STOCKHOLDERS AND MANAGEMENT
BENEFICIAL OWNERSHIP OF PUB’S PRINCIPAL STOCKHOLDERS AND MANAGEMENT
SELLING STOCKHOLDER
EXPERTS
LEGAL MATTERS
OTHER MATTERS
Hanmi 2004 Annual Meeting Stockholder Proposals
PUB 2004 Annual Meeting Stockholder Proposals
WHERE YOU CAN FIND MORE INFORMATION
APPENDIX A
APPENDIX B
APPENDIX C
APPENDIX D
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 8.1
EXHIBIT 8.2
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 23.4
EXHIBIT 99.1
EXHIBIT 99.2

i

Page

Stockholder Action by Unanimous Written Consent	88
Amendment of Certificate of Incorporation and Bylaws	89
Business Combination Statutes and Provisions	89
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	90
Notes to Unaudited Pro Forma Condensed Combined Financial Statements	94
BENEFICIAL OWNERSHIP OF HANMI’S PRINCIPAL STOCKHOLDERS AND MANAGEMENT	99
BENEFICIAL OWNERSHIP OF PUB’S PRINCIPAL STOCKHOLDERS AND MANAGEMENT	101
SELLING STOCKHOLDER	103
EXPERTS	103
LEGAL MATTERS	104
OTHER MATTERS	104
Hanmi 2004 Annual Meeting Stockholder Proposals	104
PUB 2004 Annual Meeting Stockholder Proposals	104
WHERE YOU CAN FIND MORE INFORMATION	105
APPENDICES
APPENDIX A Agreement and Plan of Merger, dated as of December 22, 2003, by and among Hanmi Financial Corporation, Hanmi Bank and Pacific Union Bank (without exhibits)	A-1
APPENDIX B Opinion of Credit Suisse First Boston LLC	B-1
APPENDIX C Opinion of Friedman, Billings, Ramsey & Co.	C-1
APPENDIX D Relevant Sections of Chapter 13 of the California General Corporation Law	D-1

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q:     What do I need to do now?

A.	After you have carefully read this entire document, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. This will enable your shares to be represented and voted at your company’s special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of the proposal.

Q:     Why is my vote important?

A:	If you do not return your proxy card or vote in person at Hanmi’s special meeting, it will be more difficult for Hanmi to obtain the necessary quorum to hold its special meeting. The issuance of Hanmi common stock pursuant to the merger agreement and in the private placement must be approved by the holders of a majority of the outstanding shares of Hanmi common stock voted in person or by proxy at the Hanmi special meeting.

The principal terms of the merger agreement and the merger must be approved by the holders of a majority of the shares of PUB common stock outstanding on the record date. The Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, constituting approximately 62% of PUB’s outstanding shares, has agreed to vote these shares in favor of the adoption of the merger agreement. As a result, we expect to receive PUB stockholder approval.

In addition, to exercise dissenters’ rights, a PUB stockholder must make a written demand that is received by PUB by not later than the date of the PUB special meeting (i.e.,       ●       , 2004) and vote against the approval of the principal terms of the merger agreement and the merger and must strictly comply with all of the procedures required by California law. It is not sufficient to abstain from voting. If you return a proxy without voting instructions or with instruction to vote “FOR” the proposal to approve the principal terms of the merger agreement and the merger, your shares will automatically be voted in favor of the merger agreement and the merger and you will lose your dissenters’ rights.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:     What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares, your shares will not be counted for any purpose at your company’s special meeting. In the case of the PUB stockholder vote, a failure to vote, including the failure to give your broker instructions, will have the same effect as voting against the approval of the principal terms of the merger agreement and the merger.

Q:     Can I change my vote?

A:	Yes. If you have not voted through your broker, there are several ways you can change your vote after you have submitted your proxy:

•	You may send a written notice to the Corporate Secretary of Hanmi or PUB, as appropriate, stating that you would like to revoke your proxy.

•	You may complete and submit a new proxy card. The latest vote actually received before your company’s special meeting will be counted, and any earlier votes will be revoked.

•	You may attend your company’s special meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q:     Should I send in my stock certificates now?

A:	No. If you are a PUB stockholder, we will separately send you instructions for exchanging your PUB stock certificates for shares of Hanmi common stock following the merger. If you are a Hanmi stockholder, you will keep your existing Hanmi shares after the merger.

Q:     When do you expect to complete the merger?

A:	We expect to complete the merger in the second quarter of 2004. However, we cannot assure you when, or if, the merger will occur. We must first obtain the approvals of our stockholders at the special meetings and the necessary regulatory approvals.

Q:     Whom should I call with questions?

A:	Hanmi stockholders should call Stephanie Yoon at (213) 427-5631 with any questions about the merger and related transactions.

PUB stockholders should call Y. Dianne Kim at (213) 385-0909 with any questions about the merger and related transactions.

SUMMARY

      This summary highlights selected information from this document. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which this document refers you in order to fully understand the merger and the related transactions. See “WHERE YOU CAN FIND MORE INFORMATION” on page 105. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

Background (page 32)

      In October 2003, Lone Star Fund IV, L.P. (“Lone Star”), a private equity investment fund, acquired control of the sixth largest Korean bank, Korea Exchange Bank. Korea Exchange Bank is the controlling stockholder of PUB and is subject to extensive regulation under U.S. and California banking laws as a result of that interest. As a result of the acquisition, and its indirect control of PUB through Korea Exchange Bank, Lone Star was required to either register as a bank holding company or cause Korea Exchange Bank to reduce its ownership interest in PUB to below 5% of PUB’s outstanding voting securities. Lone Star elected to cause Korea Exchange Bank to divest its ownership interest in PUB, which in turn resulted in the proposed transaction with Hanmi.

The Transaction (page 32)

      We are proposing a transaction whereby Hanmi will acquire most of the shares held by the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock for approximately $164.5 million in cash. The Trust holds approximately 62% of the PUB shares outstanding. Immediately following that purchase, PUB will merge with and into Hanmi Bank, a wholly owned subsidiary of Hanmi, with Hanmi Bank as the surviving corporation in the merger. All of the outstanding PUB shares not purchased for cash will be converted into shares of Hanmi common stock in the merger.

Reasons for the Transaction Structure

      The amount and mixture of cash and stock to be paid by Hanmi results from several factors:

•	In order to achieve its goal of reducing Korea Exchange Bank’s ownership interest in PUB or any other U.S. Bank to less than 5% of the bank’s voting stock, the Trust specified that most of the PUB shares it held should be sold for cash. While the Trust was willing to accept stock of another U.S. bank or bank holding company as a portion of the consideration, it specified that the amount of such stock should not result in the Trust owning more than 4.9% of the voting stock of another U.S. bank or bank holding company, which would be inconsistent with the goal of eliminating Korea Exchange Bank’s interests in U.S. banks that would subject Lone Star to regulation as a bank holding company under U.S. law.

•	After taking into account available financing alternatives and resources, Hanmi determined that the maximum amount of cash it could include in its bid to acquire PUB was $164.5 million, and accordingly the remainder of the purchase price would have to be paid in shares of Hanmi common stock. This meant that the cash portion could be used to purchase most, but not all, of the PUB shares held by the Trust, and that the remaining PUB shares would therefore be acquired by Hanmi for Hanmi shares.

•	Hanmi, PUB and the Trust all agreed that the per share price paid to the Trust and to PUB’s other shareholders should be the same, regardless of whether paid in cash or in shares of Hanmi stock. Accordingly, the transaction agreements include a “value equalization formula” designed to achieve this result.

•	In order to provide some price protection in the event of a significant decrease or increase in the market value of Hanmi’s stock prior to the closing of the transaction, Hanmi, PUB and the Trust agreed to a “collar” mechanism to adjust the number of Hanmi shares issued in the merger if the market price of Hanmi’s stock trades outside the range of $19 to $25 per share at the time of the closing.

•	Finally, PUB’s board of directors determined that it would be in the best interests of the PUB shareholders other than the Trust if the transaction could be structured to be a tax-free reorganization for U.S. federal income tax purposes. Accordingly, the transaction agreements also contain an adjustment mechanism to achieve that result, if necessary because of changes in the market price of Hanmi’s stock at the closing.

      As a result, Hanmi’s proposal contemplated that the Trust would receive $164.5 million in cash and shares of Hanmi’s common stock representing up to 4.9% of the common stock of the combined company for the 62% of PUB’s common stock held by the Trust. This proposal implied a value for all of PUB’s outstanding common stock that established the aggregate number of shares that Hanmi would issue in the transaction.

The Financing (page 76)

      In order to finance the cash acquisition of PUB common stock from the Trust, the board of directors of Hanmi has agreed to issue 3,947,369 shares of Hanmi common stock in a private placement pursuant to securities purchase agreements between Hanmi and various purchasers. These purchasers include five members of the board of directors of Hanmi. These shares will be sold at $19 per share, totaling $75 million in the aggregate. The private placement will close two business days prior to the completion of the merger. Hanmi will file a registration statement relating to the resale of these shares to the public within 90 days following the consummation of the merger.

      In addition, the board of directors of Hanmi has agreed to sell, pursuant to a private placement, $60 million in trust preferred securities through one or more newly-formed trusts. These trust preferred securities will be offered in two tranches of $30 million each. The funding of the first tranche occurred on January 8, 2004, and the funding of the second tranche is expected to occur on or around April 30, 2004 and simultaneously with the completion of the merger.

What Each Share of PUB Common Stock Will Receive in the Merger (page 64)

      PUB Stockholders. If you are a PUB stockholder, you will receive merger consideration in the form of Hanmi common stock in exchange for your shares of PUB common stock. Each share of PUB common stock exchanged in the merger will entitle its holder to that number of shares of Hanmi common stock, referred to as the exchange ratio, having a market value equal to the per share pro rata value of the aggregate consideration to be paid by Hanmi in the transaction. The aggregate consideration to be paid by Hanmi in the transaction is the sum of $164.5 million in cash and between 5.77 and 6.64 million shares of Hanmi common stock. The formula for determining the number of Hanmi shares to be issued in the transaction generally works as follows:

Hanmi closing
share price

	Hanmi shares to be issued in transaction

Less than $19	6,120,093 ×	($19 Hanmi closing share price	)	,	but not more than 6,644,672 shares.

Between $19 and $25	6,120,093

Greater than $25	6,120,093 ×	($25 Hanmi closing share price	)	,	but not less than 5,773,672 shares.

      The closing share price of Hanmi’s common stock for this purpose will be equal to the average of the daily volume weighted average sale prices over the five trading days ending the day prior to the completion of the merger.

      If you divide the sum of $164.5 million and the market value (using the closing share price) of the shares of Hanmi common stock to be issued in the merger by 10,685,876 (which is the number of outstanding PUB shares when the merger agreement was signed), the result is the value to be delivered by Hanmi in exchange for each PUB share in the merger. Divide that value by the closing share price of Hanmi common stock, and the result will equal the number of shares of Hanmi common stock to be issued in exchange for each share of PUB common stock in the merger, referred to as the exchange ratio.

      Hanmi Stockholders. If you are a Hanmi stockholder, you will keep your Hanmi shares, which will remain outstanding and unchanged as a result of the merger.

No Fractional Shares (page 66)

      No fractional shares of Hanmi common stock will be issued in the merger. Instead of fractional shares, PUB stockholders will receive an amount of cash based on the average of the daily volume weighted average sale prices of Hanmi common stock over the five trading days ending the day prior to the completion of the merger.

Material United States Federal Income Tax Consequences of the Merger (page 78)

      We expect that, for United States federal income tax purposes, if you are a PUB stockholder you generally will not recognize gain or loss with respect to your shares of PUB common stock when you receive shares of Hanmi common stock in the merger, except with respect to any cash received in lieu of a fractional share interest in Hanmi common stock.

      We have received opinions from Simpson Thacher & Bartlett LLP and Manatt, Phelps & Phillips LLP to the effect that the merger constitutes a reorganization for United States federal income tax purposes as of the effective date of this filing. In addition, Hanmi and PUB will not be required to complete the merger unless they receive legal opinions at closing to the same effect.

      Tax matters can be complicated and the tax consequences of the merger to PUB stockholders will depend on each stockholder’s particular tax situation. PUB stockholders should consult their tax advisors to fully understand the tax consequences of the merger to them.

Comparative Per Share Data and Comparative Market Prices (page 16 and page 17)

      Hanmi common stock is listed on the Nasdaq National Market System under the symbol “HAFC.” PUB common stock is listed on the Nasdaq National Market System under the symbol “PUBB.” The following table sets forth the closing sale prices of Hanmi common stock and PUB common stock as reported on the Nasdaq National Market System on December 22, 2003, the last full trading day prior to the announcement of the merger agreement, and on      ●     , 2004, the last practicable trading day before the distribution of this joint proxy statement/ prospectus. This table also shows the equivalent per share price of the PUB common stock, which we calculated by taking the product of the closing price of Hanmi common stock on those dates and an implied exchange ratio of 1.2958 as of December 22, 2003 and      ●     as of      ●     , 2004.

	Hanmi	PUB	Equivalent
	Common	Common	Per Share
	Stock	Stock	Price

December 22, 2003	$21.30	$24.63	$27.60
● , 2004	$ ●	$ ●	$ ●

      See “THE MERGER AGREEMENT — Conversion of PUB Common Stock and PUB Stock Options” beginning on page 64 for an illustration of how the implied exchange ratio may change in response to fluctuations in the price of Hanmi common stock.

      We urge you to obtain current quotations for Hanmi common stock and PUB common stock.

Recommendations of the Boards of Directors (page 26 and page 29)

      The Hanmi board of directors unanimously determined that the acquisition of PUB and the related transactions, including the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement, is fair to and in the best interests of Hanmi and its stockholders. The Hanmi board of directors recommends that Hanmi’s stockholders vote “FOR” the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

      Based in part on the recommendation of the special committee of the PUB board of directors, the PUB board of directors (with the four directors currently or previously affiliated with Korea Exchange Bank abstaining from the deliberations and vote) unanimously determined that the merger agreement and merger are in the best interests of PUB and its stockholders and unanimously approved the merger agreement. The PUB board of directors recommends that PUB’s stockholders vote “FOR” approval of the principal terms of the merger agreement and the merger.

Some of Hanmi’s Directors May Have Financial Interests in the Transaction That Differ From Your Interests (page 45)

      Certain Hanmi directors have economic interests in the transaction that are different from, or in addition to, their interests as Hanmi stockholders. The Hanmi board of directors considered these interests in its decision to approve the merger agreement and the financing transactions. Five members of Hanmi’s board of directors have agreed to acquire a total of 430,326 shares of Hanmi common stock in the private placement for $19 per share, whether or not Hanmi’s market price is above or below that purchase price. These agreements are conditioned only upon completion of the merger and the purchase and sale will occur two days prior to the merger. The directors who are purchasing shares of Hanmi common stock in the private placement refrained from voting on the private placement when it was presented to the board.

PUB’s Directors and Officers May Have Financial Interests in the Merger That Differ From Your Interests (page 45)

      PUB’s executive officers and directors may have economic interests in the merger that are different from, or in addition to, their interests as PUB stockholders. The PUB board of directors considered these interests in its decision to approve the merger agreement. These interests include:

•	PUB’s 2000 stock option plan provides for the accelerated vesting of stock options to purchase approximately 90,912 shares of PUB common stock, with exercise prices ranging from $6.3718 to $18.30 per share, held by PUB’s executive officers and directors upon a transaction such as the merger;

•	one member of PUB’s board of directors as selected by its special committee and reasonably acceptable to Hanmi will be appointed to the boards of directors of Hanmi and Hanmi Bank;

•	Mr. Warner, PUB’s President and Chief Executive Officer, entered into a retention agreement with the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock under which Mr. Warner will be eligible to receive a retention bonus of $120,000 payable on the three-month anniversary following the consummation of a change of control; and

•	certain executive officers of PUB may receive severance and retention compensation up to approximately $235,682.

Opinions of Financial Advisors (page 47 and page 53)

      Hanmi. Credit Suisse First Boston LLC, Hanmi’s financial advisor in connection with the merger and the purchase of the shares of PUB common stock from the Trust, has delivered its written opinion to the board of directors of Hanmi that, as of December 22, 2003, and based upon and subject to the factors and assumptions set forth in its opinion, the aggregate consideration to be paid to the Trust and PUB’s stockholders in this transaction is fair, from a financial point of view, to Hanmi.

      We have attached as Appendix B to this document the full text of the written opinion of Credit Suisse First Boston, dated December 22, 2003, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with its opinion. Credit Suisse First Boston provided its opinion for the information and assistance of the board of directors of Hanmi in connection with its consideration of the transaction. The Credit Suisse First Boston opinion is not a recommendation as to how any Hanmi stockholder should vote with respect to the issuance of shares of Hanmi common stock or any related matter. We encourage you to read the opinion in its entirety. Pursuant to engagement letters between Hanmi and Credit Suisse First Boston, Hanmi agreed to pay Credit Suisse First Boston a fee, a significant portion of which is payable upon completion of the merger.

      PUB. Friedman, Billings, Ramsey & Co., Inc. (“FBR”), PUB’s financial advisor in connection with the merger, has delivered its opinion to both the special committee of PUB’s board of directors and PUB’s board of directors that, as of December 21, 2003, the exchange ratio in the merger is fair to the stockholders of PUB, other than the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, from a financial point of view. This opinion, which was provided to both the special committee of PUB’s board of directors and PUB’s board of directors in connection with its evaluation of the merger consideration, does not address any other aspect of the merger and is not a recommendation to any PUB stockholder as to how that stockholder should vote or act on any matters relating to the merger. We have attached a copy of FBR’s written opinion as Appendix C to this document. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by FBR. Pursuant to an engagement letter between PUB and FBR, PUB agreed to pay FBR a fee, a substantial portion of which is payable upon completion of the merger.

Dissenters’ Rights (page 60)

      Under California law, holders of PUB common stock may have the right to receive an appraisal of the fair value of their shares of PUB common stock in connection with the merger. To exercise dissenters’ rights, a PUB stockholder must make a written demand that is received by PUB not later than date of the PUB special meeting (i.e.,      ●     , 2004) and vote against the approval of the principal terms of the merger agreement and the merger and must strictly comply with all of the procedures required by California law. These procedures are described more fully beginning on page 60.

      We have included a copy of sections 1300 through 1304 of the California General Corporation Law — Dissenters’ Rights — as Appendix D to this document.

      Hanmi’s stockholders have no dissenters’ rights in connection with the issuance of shares of Hanmi common stock or the merger.

The Merger Agreement (page 64)

      The merger agreement is attached as Appendix A to this document. We urge you to read the entire merger agreement because it is the legal document governing the terms and conditions of the merger.

The Voting and Sale Agreement (page 74)

      Hanmi has entered into a Voting and Sale Agreement with the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, whereby, among other things, the Trust agrees to (1) vote these 6,624,052 shares of PUB common stock in favor of the adoption of the merger agreement and (2) immediately prior to the merger, sell to Hanmi most of these shares of PUB common stock for $164.5 million in cash.

      Since the merger agreement provides that all PUB shares will receive the same per share value in the transaction, the number of shares to be purchased from the Trust for cash will be equal to $164.5 million divided by the per share value, as calculated by the merger agreement, being delivered in consideration of each share of PUB common stock in the overall transaction. The balance of the shares of PUB common stock held by the Trust will be converted into shares of Hanmi common stock in the merger.

The Voting Agreement (page 75)

      Each member of Hanmi’s board of directors, holding in the aggregate approximately 33% of the outstanding shares of Hanmi common stock, has entered into a voting agreement with PUB whereby the director agrees to vote his shares in favor of the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

Conditions That Must be Satisfied or Waived for the Merger to Occur (page 71)

      As more fully described in this document and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including receipt of stockholder approvals, regulatory approvals and tax opinions.

      Although we expect to complete the merger in the second calendar quarter of 2004, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or whether the merger will be completed.

Termination of the Merger Agreement (page 71)

      We may mutually agree to terminate the merger agreement before completing the merger. Each of us may also terminate the merger agreement if the stockholders of Hanmi do not approve the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement, or in the event of a final, nonappealable denial of a required regulatory approval or injunction prohibiting the merger.

      Also, either of us may terminate the merger agreement, even after the required stockholder approvals have been received, if the merger has not been completed by September 30, 2004, or if the other party has breached its obligations in the merger agreement and those breaches remain uncured for 30 days and would entitle the terminating party not to complete the merger.

      In addition, Hanmi may terminate the merger agreement if PUB withdraws, amends or modifies its recommendation of the merger in a manner adverse to Hanmi. PUB may terminate the merger agreement if Hanmi withdraws, amends or modifies its recommendation of the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement. Either party may terminate the merger agreement if the other party breaches its obligation not to solicit or facilitate other acquisition proposals or fails to call its stockholders meeting in accordance with the merger agreement.

      During a specified period, PUB may also terminate the merger agreement in connection with its exercise of its fiduciary termination right in order to accept a financially superior proposal from a third party.

Termination Fee (page 72)

      We have agreed that, under specific circumstances described in the merger agreement, one party will be obligated to pay the other party all or a part of a termination fee of $12,000,000 upon or after termination of the merger agreement.

Board of Directors of Hanmi and Hanmi Bank After the Merger (page 73)

      After the merger, the board of directors of the combined company will be the existing board of directors of Hanmi Bank. In addition, each of Hanmi and Hanmi Bank will add to its existing board of directors (1) one director designated by the special committee of the board of directors of PUB and (2) one director designated by Castle Creek Financial LLC, in each case acceptable to Hanmi.

Regulatory Approvals We Must Obtain for the Merger (page 59)

      The merger requires prior approval of the Board of Governors of the Federal Reserve System and the California Commissioner of Financial Institutions. Hanmi filed the application with the Federal Reserve on February 11, 2004 and with the California Commissioner on February 11, 2004. While we do not know of any reason why Hanmi and PUB would not be able to obtain the necessary approvals in a timely manner, we cannot assure you that these agencies will grant their approval of the merger or what the timing may be.

Accounting Treatment of the Merger by Hanmi (page 60)

      Hanmi will account for the merger as a purchase for financial reporting purposes.

Comparison of Stockholders’ Rights (page 83)

      Hanmi and PUB are incorporated under the laws of the States of Delaware and California, respectively, and, accordingly, the rights of Hanmi and PUB stockholders are governed by the laws of their company’s state of incorporation. As a result of the merger, PUB stockholders will become stockholders of Hanmi. Thus, following the merger, the rights of PUB stockholders who become Hanmi stockholders in the merger will be governed by the laws of the State of Delaware and will also be governed by Hanmi’s certificate of incorporation and bylaws. Hanmi’s certificate of incorporation and bylaws will be unaltered by the merger. Hanmi’s and PUB’s respective certificate of incorporation and bylaws differ in many respects, including with respect to the number and election of directors, voting rights, filling vacancies on the board and removal of directors, the ability to call a special meeting and act by written consent, stockholder proposals, dividends and liquidation rights.

The Companies (page 30)

Hanmi Financial Corporation

3660 Wilshire Boulevard Suite PH-A Los Angeles, California 90010 (213) 382-2200

      Hanmi, a Delaware corporation, is the parent holding company for Hanmi Bank, which was originally chartered on August 24, 1981. Hanmi became Hanmi Bank’s publicly traded holding company in 2000. As of September 30, 2003, Hanmi Bank operated fifteen banking offices located in California. At September 30, 2003, Hanmi had $1.7 billion in assets and $136 million of stockholders’ equity.

Pacific Union Bank

3530 Wilshire Boulevard Suite 1800 Los Angeles, California 90010 (213) 385-0909

      PUB is a California state-chartered commercial bank headquartered in Los Angeles that commenced operations in September 1974. PUB’s primary market includes the greater Los Angeles metropolitan area, Orange County, Santa Clara County and the San Francisco metropolitan area. Through its network of 12 full-service branch offices, and a loan production office in Seattle, PUB provides a wide range of commercial and consumer banking services to the Korean-American communities. PUB’s primary focus is on its core customer base of small and medium sized Korean-American businesses, professionals and other individuals. PUB places a particular emphasis on the growth of its low cost core-deposit base and the origination of commercial and residential real estate loans. At September 30, 2003, PUB had total assets of $1.06 billion, total deposits of $838.0 million and total stockholders’ equity of $108 million.

Hanmi and PUB Special Meetings (page 24 and page 27)

      Meetings. The Hanmi special meeting will be held on        ●       , 2004, at       ●       , local time, at       ●       . The PUB special meeting will be held on       ●       , 2004, at       ●       , local time, at       ●       . At the Hanmi special meeting, the stockholders of Hanmi will be asked to vote on the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement, and at the PUB special meeting, the stockholders of PUB will be asked to vote for the approval of the principal terms of the merger agreement and the merger.

      Record Date. You may cast one vote at the Hanmi special meeting for each share of Hanmi common stock that you owned at the close of business on       ●       , 2004, the record date for each of the special meetings, and one vote at the PUB special meeting for each share of PUB common stock that you owned on

that date. On that date, there were       ●       shares of Hanmi common stock entitled to vote at the Hanmi special meeting and       ●       shares of PUB common stock entitled to vote at the PUB special meeting.

      Required Vote. Approval of the principal terms of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the shares of PUB common stock outstanding on the record date, and approval of the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement requires the affirmative vote of the holders of a majority of the outstanding shares of Hanmi common stock voted in person or by proxy at the Hanmi special meeting. The Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, constituting approximately 62% of PUB’s outstanding shares, has agreed to vote these shares in favor of the adoption of the merger agreement. As a result, we expect to receive PUB stockholder approval.

      Reasons for the PUB Stockholder Meeting. Under California law, the Trust could have executed a written consent approving the principal terms of the merger agreement and the merger, in which event we would not be seeking the approval of the merger by PUB’s stockholders generally. However, in order to comply with published interpretations of the SEC concerning the registration of shares issued in transactions such as the merger, PUB, the Trust and Hanmi have agreed that PUB should hold a stockholders meeting and give all of its stockholders the opportunity to vote for or against the principal terms of the merger agreement and the merger.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF HANMI

      Hanmi derived the following information as of and for the fiscal years ended December 31, 1998 through December 31, 2002, from its historical audited financial statements for those years. Hanmi derived the financial information for the nine months ended September 30, 2002 and 2003 from its unaudited financial statements, which financial information includes, in the opinion of management, all adjustments consisting only of normal and recurring adjustments necessary for a fair statement of those results. The results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. This information is only a summary and you should read it in conjunction with Hanmi’s consolidated financial statements and the related notes contained in Hanmi’s periodic reports filed with the Securities and Exchange Commission that have been incorporated by reference into this document. See “WHERE YOU CAN FIND MORE INFORMATION” on page 105.

Summary Historical Financial Data of Hanmi

	Nine Months Ended		For Year Ended December 31,

	9/30/03	9/30/02	2002	2001	2000	1999	1998

	(In thousands)
Summary Statement of Operations Data:
Interest income	$56,138	$51,647	$69,607	$76,944	$72,429	$52,377	$42,642
Interest expense	15,675	15,821	21,345	32,990	30,891	18,847	15,730
Net interest income before provision for loan losses	40,463	35,826	48,262	43,954	41,538	33,530	26,912
Provision for loan losses	4,380	3,150	4,800	1,400	2,250	1,000	3,050
Non-interest income	14,599	15,251	20,913	16,987	14,819	12,786	10,391
Non-interest expense	28,931	29,101	38,333	32,028	27,796	24,628	19,782
Income before income taxes	21,751	18,826	26,042	27,513	26,311	20,688	14,471
Income tax expense	7,613	6,589	9,012	10,703	10,788	8,682	5,207
Net income	14,138	12,237	17,030	16,810	15,523	12,006	9,264

	Nine Months Ended		For Year Ended December 31,

	9/30/03	9/30/02	2002	2001	2000	1999	1998

	(In thousands)
Summary Statement of Financial Condition:
Cash and cash equivalents	$53,314	$122,833	$122,772	$81,205	$176,107	$69,459	$70,729
Total investment securities	446,344	299,890	279,548	213,179	205,994	171,238	218,978
Net loans	1,177,242	955,311	1,004,139	821,062	620,522	474,650	331,286
Total assets	1,734,668	1,425,178	1,456,298	1,158,760	1,034,610	740,259	650,765
Total deposits	1,501,878	1,255,884	1,283,979	1,042,353	934,581	655,730	586,284
Total liabilities	1,598,459	1,305,759	1,331,830	1,053,887	948,214	672,428	591,790
Total shareholders’ equity	136,209	119,419	124,469	104,873	86,396	67,831	58,975
Average Balances
Average net loans	1,067,284	859,379	911,318	717,728	555,005	396,607	291,841
Average investment securities	414,486	314,959	248,730	244,654	186,638	190,547	159,347
Average total assets	1,578,044	1,272,266	1,308,885	1,100,182	873,044	690,797	548,198
Average deposits	1,388,007	1,136,098	1,164,561	988,392	780,213	612,452	485,535
Average equity	130,030	110,092	112,927	95,740	78,363	64,896	55,444
Performance Ratios
Return on average assets	1.19%	1.28%	1.30%	1.53%	1.78%	1.74%	1.69%
Return on average equity	14.50%	14.82%	15.08%	17.56%	19.81%	18.50%	16.71%
Net interest margin	3.64%	4.07%	3.98%	4.32%	5.25%	5.46%	5.51%

	Nine Months Ended		For Year Ended December 31,

	9/30/03	9/30/02	2002	2001	2000	1999	1998

Capital Ratios
Leverage capital ratio	7.94%	8.30%	8.50%	8.86%	8.46%	9.20%	8.66%
Tier 1 risk-based capital ratio	10.26%	11.17%	11.01%	11.71%	11.11%	12.63%	11.61%
Total risk-based capital ratio	11.31%	12.23%	12.14%	12.87%	12.37%	13.88%	12.86%
Asset Quality Ratios
Allowance for loan losses to total gross loans	1.13%	1.10%	1.20%	1.21%	1.89%	2.19%	3.05%
Net charge-offs to average total loans	0.29%	0.35%	0.28%	0.45%	0.16%	0.19%	1.06%
Nonperforming assets to total gross loans	0.97%	0.44%	0.64%	0.60%	0.40%	0.62%	0.97%

SELECTED HISTORICAL FINANCIAL DATA OF PUB

      PUB derived the following information as of and for the fiscal years ended December 31, 1998 through December 31, 2002, from its historical audited financial statements for those years. PUB derived the financial information for the nine months ended September 30, 2002 and 2003 from its unaudited financial statements, which financial information includes, in the opinion of management, all adjustments consisting only of normal and recurring adjustments necessary for a fair statement of those results. The results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. This information is only a summary and you should read it in conjunction with PUB’s consolidated financial statements and the related notes contained in PUB’s periodic reports filed with the Federal Deposit Insurance Corporation that have been incorporated by reference into this document. See “WHERE YOU CAN FIND MORE INFORMATION” on page 105.

Summary Historical Financial Data of PUB

	Nine Months Ended		For Year Ended December 31,

	9/30/03	9/30/02	2002	2001	2000	1999	1998

	(In thousands)
Summary Statement of Operations Data:
Interest income	$37,054	$33,911	$46,378	$55,276	$53,169	$39,751	$37,582
Interest expense	10,272	9,591	13,311	22,203	20,126	13,616	13,071
Net interest income before provision for loan losses	26,782	24,320	33,067	33,073	33,043	26,135	24,511
Provision for loan losses	1,300	400	1,100	1,300	1,300	200	3,840
Non-interest income	9,292	8,563	12,645	9,907	9,335	8,224	8,012
Non-interest expense	20,464	18,730	25,557	23,397	22,083	20,282	20,763
Income before income taxes	14,310	13,753	19,055	18,283	18,995	13,877	7,920
Income tax expense	5,728	5,337	7,404	6,711	6,844	5,494	2,701
Net income	8,582	8,416	11,651	11,572	12,151	8,383	5,219

	Nine Months Ended		For Year Ended December 31,

	9/30/03	9/30/02	2002	2001	2000	1999	1998

	(In thousands)
Summary Statement Of Financial Condition:
Cash and cash equivalents	$46,393	$77,551	$86,765	$68,074	$93,925	$40,524	$87,891
Total investment securities	162,616	205,484	154,015	139,662	156,104	155,387	133,103
Net loans	821,464	646,346	674,258	562,887	458,912	377,394	289,936
Total assets	1,057,804	948,928	936,995	789,508	731,822	595,179	528,606
Total deposits	837,967	774,803	759,996	692,752	646,404	533,120	467,667
Total liabilities	949,592	850,553	836,119	699,548	655,523	538,737	472,289
Total shareholders’ equity	108,212	98,375	100,876	89,960	76,299	56,442	56,317

	Nine Months Ended		For Year Ended December 31,

	9/30/03	9/30/02	2002	2001	2000	1999	1998

	(In thousands)
Average Balances
Average net loans	745,169	575,031	594,641	523,337	435,778	309,142	287,547
Average investment securities	150,046	143,454	154,647	163,633	151,091	155,411	99,734
Average total assets	1,017,129	838,760	866,768	820,318	661,292	557,862	502,919
Average deposits	837,443	719,325	733,235	725,567	582,004	494,706	443,527
Average equity	104,090	92,469	93,922	82,703	61,707	55,696	53,948

Performance Ratios
Return on average assets	1.12%	1.34%	1.34%	1.41%	1.84%	1.50%	1.04%
Return on average equity	10.99%	12.14%	12.40%	13.99%	19.69%	15.05%	9.67%
Net interest margin	3.67%	4.08%	4.01%	4.28%	5.43%	5.11%	5.37%

Capital Ratios
Leverage capital ratio	10.40%	11.56%	11.56%	10.77%	10.56%	10.33%	10.82%
Tier 1 risk-based capital ratio	13.46%	14.59%	14.70%	14.82%	15.01%	14.20%	17.17%
Total risk-based capital ratio	14.71%	15.84%	15.95%	16.07%	16.26%	15.46%	18.44%

Asset Quality Ratios
Allowance for loan losses to total gross loans	1.20%	1.32%	1.30%	1.65%	1.90%	2.16%	2.71%
Net charge-offs (recoveries) to average total loans	0.03%	0.28%	0.28%	0.14%	0.17%	(0.02)%	1.27%
Nonperforming assets to total gross loans	0.16%	0.73%	0.30%	0.88%	0.21%	1.03%	3.17%

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

      The following table presents certain unaudited pro forma condensed combined financial information for Hanmi and PUB after giving effect to the merger as if the merger had taken place as of the beginning of the earliest period presented, and after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma condensed combined financial statements appearing in this document beginning on page 94. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. See “THE MERGER — Accounting Treatment” on page 60. The information in the following table is based on, and should be read together with, the pro forma information that appears elsewhere in this document and the historical information we have presented in prior filings with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” on page 90 and “WHERE YOU CAN FIND MORE INFORMATION” on page 105. The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Nine Months Ended	Year Ended
	September 30, 2003	December 31, 2002

	(Unaudited)	(Unaudited)

	(In thousands)
Summary Statement of Operations Data:
Interest income	$90,781	$112,231
Interest expense	27,074	33,720

Net interest income before provisions for loan losses	63,707	78,511
Provision for loan losses	5,680	5,900

Net interest income after provisions for loan losses	58,027	72,611
Non-interest income	23,891	33,558
Non-interest expense	50,761	65,711

Income before income taxes	31,157	40,458
Income tax provision	11,282	14,467

Net income	$19,875	$25,991

September 30, 2003

(Unaudited)
(In thousands)
Summary Statement of Financial Condition:
Cash and cash equivalents	$48,289
Total investment securities	608,961
Net loans	1,998,706
Total assets	2,957,921
Total deposits	2,339,845
Total liabilities	2,614,505
Total shareholders’ equity	343,416

COMPARATIVE PER SHARE DATA

      The following table sets forth for Hanmi common stock and PUB common stock certain historical, pro forma combined and pro forma equivalent per share financial information. The pro forma combined and pro forma equivalent per share information gives effect to the merger as if the merger had been effective at the beginning of the periods presented, in the case of the net income and dividends declared data presented, and on the dates presented, in the case of the book value data presented. The pro forma data in the following table assume that the merger is accounted for using the purchase method of accounting. See “THE MERGER — Accounting Treatment” on page 60. The information in the following table is based on, and should be read together with, the pro forma information that appears elsewhere in this document and the historical information we have presented in prior filings with the Securities and Exchange Commission and the Federal Insurance Deposit Corporation. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” on page 90 and “WHERE YOU CAN FIND MORE INFORMATION” on page 105.

      The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Nine Months Ended	Year Ended
	September 30, 2003	December 31, 2002

Hanmi Historical per share data:
Basic earnings per share	$1.01	$1.23
Diluted earnings per share	$0.99	$1.20
Book value per share	$9.64	$8.94

	Nine Months Ended	Year Ended
	September 30, 2003	December 31, 2002

PUB Historical per share data:
Basic earnings per share	$0.81	$1.10
Diluted earnings per share	$0.80	$1.09
Book value per share	$10.14	$9.50

	Nine Months Ended	Year Ended
	September 30, 2003	December 31, 2002

Pro Forma per share data:
Combined earnings per Hanmi share(1)
Basic	$0.81	$1.07
Diluted	$0.80	$1.06
Basic and diluted earnings per equivalent PUB share(2)
Basic	$1.06	$1.39
Diluted	$1.04	$1.38
Book value per Hanmi share	$13.98	$13.62
Book value per equivalent PUB share(3)	$18.12	$17.65

(1)	The pro forma net income per share amounts are calculated by totaling the historical net income (after giving effect to pro forma adjustments) of Hanmi and PUB and dividing the resulting amount by the average pro forma shares of Hanmi and PUB giving effect to the merger using an implied exchange ratio of 1.2958 (based on the closing price of Hanmi common stock on December 22, 2003) and inclusive of the 3,947,369 shares of Hanmi common stock to be issued in the private placement. The pro forma net income per share amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger.

(2)	Per equivalent PUB share data is calculated by taking the product of the pro forma per share data — combined and an implied exchange ratio of 1.2958 (based on the closing price of Hanmi common stock on December 22, 2003).

(3)	Pro forma book value per common share is based on the pro forma total stockholders’ equity of the combined entity divided by the total pro forma common shares of the combined entity giving effect to the merger using an implied exchange ratio of 1.2958 (based on the closing price of Hanmi common stock on December 22, 2003) and inclusive of the 3,947,369 shares of Hanmi common stock to be issued in the private placement.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Hanmi

      Hanmi common stock is listed on the Nasdaq National Market System under the symbol “HAFC.” The following table shows the high and low reported closing sale prices per share of Hanmi common stock on the Nasdaq National Market System and the quarterly cash dividends declared per share of Hanmi common stock.

	Price Range of
	Common Stock
					Dividends
	High		Low		Declared

2002
First Quarter		$17.10		$14.40	$0.00
Second Quarter		18.00		16.59	0.00
Third Quarter		15.60		13.70	0.00
Fourth Quarter		18.00		14.25	0.00
2003
First Quarter		$17.84		$15.83	$0.10
Second Quarter		17.99		16.10	0.10
Third Quarter		22.39		17.45	0.10
Fourth Quarter		22.48		19.77	0.10
2004
First Quarter (through February ●, 2004)	$	●	$	●	$0.00

PUB

      PUB common stock is listed on the Nasdaq National Market System under the symbol “PUBB.” The following table shows the high and low reported closing sale prices per share of PUB common stock on the Nasdaq National Market System and the quarterly cash dividends declared per share of PUB common stock.

	Price Range of
	Common Stock
							Dividends
	High			Low			Declared

2002
First Quarter		$10.26	(1)		$9.04	(1	) $0.00
Second Quarter		17.59			10.27	(1)	0.00
Third Quarter		18.20			11.01		0.00
Fourth Quarter		13.21			9.28		0.00
2003
First Quarter		$12.74			$11.16		$0.00
Second Quarter		15.46			11.63		0.05
Third Quarter		20.98			12.99		0.05
Fourth Quarter		26.92			18.55		0.05
2004
First Quarter (through February ●, 2004)	$	●		$	●		$0.05

(1)	Such prices have been adjusted to reflect the 112:100 PUB stock split on April 17, 2002.

      As reported on the Nasdaq National Market, the closing sales price per share on December 22, 2003 (the last full trading day prior to the announcement of the merger agreement) of Hanmi common stock was $21.30 and of PUB common stock was $24.63. Based on the closing price per share of Hanmi common stock on that date, the implied exchange ratio was 1.2957 and the implied per share value of PUB common stock was $27.60 as of that date. The closing sale price per share of Hanmi common stock on the Nasdaq National Market on        ●       , 2004, the last practicable trading day before the date of the distribution of this joint proxy statement/prospectus, was $        ●       . The implied per share value of PUB common stock was $        ●       as of that date based on the closing sale price per share of Hanmi common stock on that date. The implied exchange ratio was        ●       as of that date.

      Past price performance is not necessarily indicative of likely future performance. Because market prices of Hanmi common stock will fluctuate, you are urged to obtain current market prices for shares of Hanmi common stock.

RISK FACTORS

      In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page 23, you should carefully consider the following risk factors in deciding how to vote on the merger.

Risks Related to the Merger

Because the market price of Hanmi common stock may fluctuate, PUB stockholders cannot be sure of the value of the merger consideration that they will receive.

      Upon completion of the merger, each share of PUB common stock will be converted into merger consideration consisting of shares of Hanmi common stock, pursuant to the terms of the merger agreement. The value of the merger consideration to be received by PUB stockholders and the exchange ratio used to determine the number of shares of Hanmi common stock they will receive upon completion of the merger will be based, in part, on the average of the daily volume weighted average sale price of Hanmi common stock during the five day period ending on the day prior to the completion of the merger. This average price may vary from the price of Hanmi common stock on the date the merger was announced, on the date of this document, on the date of the special meetings and on the date of the completion of the merger. Accordingly, at the time of the special meetings, PUB stockholders will not necessarily know or be able to calculate the value of the merger consideration or the exchange ratio.

      Any change in the price of Hanmi common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger, except that if Hanmi’s stock price drops to between $19.00 and $17.50, or if Hanmi’s stock price increases to between $25.00 and $26.50, the value of the merger consideration will remain the same throughout those respective ranges. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. Neither of us is permitted to terminate the merger agreement or resolicit the vote of our stockholders solely because of changes in the market price of either of our common stocks.

Hanmi may fail to realize the anticipated benefits of the merger.

      The success of the merger will depend on, among other things, Hanmi’s ability to realize anticipated cost savings and revenue enhancements and to combine the businesses of its subsidiary Hanmi Bank and PUB in a manner that permits growth opportunities to occur and that does not materially disrupt the existing customer relationships of PUB or result in decreased revenues resulting from any loss of customers. If Hanmi is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

      Hanmi and PUB have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Hanmi’s or PUB’s ongoing businesses, diversion of management time on merger-related issues, or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Uncertainty regarding the merger may result in the loss of the employees and customers of Hanmi and PUB prior to the completion of the merger.

      Employees of Hanmi and PUB may experience uncertainty about their future role with the combined company. This may adversely affect the ability of the combined company to retain and attract key management and other personnel. Similarly, uncertainty regarding the merger may cause customers of Hanmi and PUB to withdraw their business prior to the completion of the merger. Any loss of Hanmi’s or PUB’s customers could have a material adverse effect on Hanmi’s or PUB’s respective businesses, regardless of whether or not the merger is ultimately completed. There can be no assurance that customers of each of Hanmi or PUB will continue their business without regard to the proposed merger.

Hanmi and PUB may be subject to adverse regulatory conditions.

      Before the merger may be completed, various approvals must be obtained from, or notifications submitted to, the Board of Governors of the Federal Reserve System and the California Department of Financial Institutions. Some of the governmental authorities from whom those approvals must be obtained may impose conditions on the completion of the merger or require changes in the terms of the merger. These conditions or changes could have the effect of delaying the merger or imposing additional costs or limiting the possible revenues of the combined company.

Future sales of common stock by Hanmi’s existing stockholders could cause its stock price to decline.

      In order to finance the cash portion of the acquisition price, Hanmi has agreed to issue an aggregate of approximately 3,947,369 shares of common stock in a private placement at a purchase price of $19 per share. Hanmi has agreed to file a registration statement covering resales of shares by the purchasers in the private placement, not later than 90 days after the merger closing. By exercising these registration rights and selling a large number of shares, these holders could cause the price of Hanmi’s common stock to decline.

Risks Related to the Combined Company After the Merger

Deterioration of economic conditions in Southern California could adversely affect the combined company’s loan portfolio and reduce the demand for the combined company’s services.

      Hanmi Bank and PUB focus their businesses in Southern California, primarily in the greater Los Angeles and Orange County areas. The Los Angeles area has experienced a downturn in economic activity in line with the slowdown in California during the past year. Economic activity slowed significantly immediately following the September 11, 2001 terrorist attacks. Unemployment levels have increased since mid 2001, especially in Los Angeles and Orange County, which is the geographic center and base of deposit and lending activity for Hanmi Bank and PUB. In the early 1990’s, the California economy experienced an economic recession that increased the level of delinquencies and losses for Hanmi Bank and PUB and many of the state’s other financial institutions. Another recession could occur. An economic slow-down in Southern California could have the following consequences, any of which could reduce the combined company’s net income:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	claims and lawsuits may increase;

•	demand for the combined company’s products and services may decline; and

•	collateral for loans made by the combined company, especially real estate, may decline in value, in turn reducing customers’ borrowing power, reducing the value of assets associated with problem loans and reducing collateral coverage of the combined company’s existing loans.

The combined company could be negatively impacted by a downturn in economic conditions in Asia.

      Even though most of Hanmi Bank’s trade finance activities are related to trade with Asia, all of Hanmi Bank’s loans are made to companies domiciled in the United States. PUB has made loans to companies that are subsidiaries of companies domiciled in Korea and, often, these loans are guaranteed by or dependent upon the Korean parent company. Consequently, the combined company may have exposure to economic conditions in Asia. Adverse economic and political conditions in Asia, including currency devaluation, crises in leadership succession, or military conflict, may increase the combined company’s exposure to economic and transfer risk. Transfer risk may increase because of an entity’s incapacity to obtain the foreign exchange needed to meet its obligations or to provide liquidity. Although Hanmi Bank’s operations have not been adversely affected by the fiscal crisis in Asia which began in 1998, we cannot assure you that this crisis or in a similar crisis the combined company’s financial condition and results of operations would not be negatively impacted.

      In addition, because a significant portion of PUB’s customer base is Korean-American, PUB has historically had exposure to the economy of South Korea with respect to certain of its loans and credit transactions. Such exposure has consisted of (1) extensions of credit to banks in South Korea in the form of letters of credit discount transactions; (2) loans to borrowers in the U. S. secured by stand-by letters of credit issued by banks in South Korea and (3) loans to U.S. affiliates/ subsidiaries of companies in South Korea.

      South Korea’s economy is currently recovering from the same fiscal crisis affecting most of Asia which began in 1998. In addition to the three types of credit extensions described above, PUB has historically issued performance letters of credit on behalf of certain large, internationally-known Korean companies in connection with such companies’ transactions in the U.S. PUB has not experienced any losses with respect to such letters of credit over the past six years, and all of the customers for whom such letters of credit have been issued are substantial depositors which have typically maintained balances in excess of the amounts of such letters of credit. Notwithstanding PUB’s efforts to minimize its exposure to downturns in the Korean economy with respect to the above-described credit extensions, there can be no assurance that the combined company’s efforts will be successful, and another significant downturn in the Korean economy could result in significant credit losses for the combined company.

      In addition to credit risks, because both Hanmi Bank’s and PUB’s respective customer base is largely Korean-American, the combined company’s deposit base could significantly decrease as a result of a deterioration of the Korean economy. We believe that this may result because some of the combined company’s customers may need funds for their local businesses which may be impacted by the Korean economy, or may temporarily withdraw deposits in order to transfer funds and benefit from gains on foreign exchange and interest rates and/or to help their relatives or affiliated companies in South Korea during downturns in the Korean economy. A significant decrease in the combined company’s deposits could also have a material adverse effect on the financial condition and results of operations of the combined company.

Borrowers’ inability to pay their commercial real estate loans may have a material impact on the combined company.

      Approximately $520.1 million or 62.55% of PUB’s loan portfolio at September 30, 2003, and $722.7 million or 60% of Hanmi Bank’s loan portfolio at September 30, 2003 were concentrated in commercial real estate loans. Although commercial loans generally provide for higher interest rates and shorter terms than single family residential loans, such loans generally involve a higher degree of risk, as the ability of borrowers to repay these loans is often dependent upon the profitability of the borrowers’ businesses. An increase in the percentage of nonperforming assets in the combined company’s commercial real estate, commercial and industrial loan portfolio may have a material impact on the combined company’s financial condition and results of operations.

The combined company has specific risks associated with small business administration loans.

      Hanmi Bank and PUB have each generally sold the guaranteed portion of Small Business Administration (“SBA”) loans in the secondary market. There can be no assurance that the combined company will be able to continue originating these loans, or that a secondary market will exist for, or that the combined company will continue to realize premiums upon the sale of, the guaranteed portions of the SBA loans. The federal government presently guarantees 75% to 85% of the principal amount of each qualifying SBA loan. There can be no assurance that the federal government will maintain the SBA program, or if it does, that such guaranteed portion will remain at its current funding level. Furthermore, there can be no assurance that the combined company will retain its preferred lender status, which, subject to certain limitations, would allow the combined company to approve and fund SBA loans without the necessity of having the loan approved in advance by the SBA, or that if it does, the federal government will not reduce the amount of such loans which can be made by the combined company.

      Hanmi Bank believes that its SBA loan portfolio does not involve more than a normal risk of collection. However, since Hanmi Bank has sold the guaranteed portion of substantially all of its SBA loan portfolio, Hanmi Bank incurs a pro rata credit risk on the nonguaranteed portion of the SBA loans since Hanmi Bank shares pro rata with the SBA in any recoveries. In the event of default on an SBA loan, the combined company’s pursuit of remedies against a borrower is subject to SBA approval, and where the SBA establishes that its loss is attributable to deficiencies in the manner in which the loan application has been prepared and submitted, the SBA may decline to honor its guarantee with respect to the combined company’s SBA loans or it may seek the recovery of damages from the combined company. The SBA has never declined to honor its guarantees with respect to Hanmi’s SBA loans, although no assurance can be given that the SBA would not attempt to do so in the future.

Recent accounting changes may give rise to a future regulatory capital event that would entitle the trust created to facilitate the trust preferred offering to redeem the trust preferred securities and may also reduce the combined company’s consolidated capital ratios.

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), that addresses the consolidation rules to be applied to “variable interest entities.” In December, 2003, the FASB issued FIN 46R which is a reissuance of FIN 46. The guidance of FIN 46R requires that trust preferred structures will generally not be consolidated. As a result, the Trust Preferred issued by Hanmi in January 2004 will not be consolidated. Hanmi will recognize the debt to the related trust as a liability in its financial statements.

      Given the issues raised by FIN 46, there could be a change to the regulatory capital treatment of trust preferred securities issued by U.S. bank holding companies. Specifically, it is possible that the Federal Reserve Board may conclude that trust preferred securities should no longer be treated as Tier 1 regulatory capital. If Tier 1 treatment were disallowed, then the combined company would be able to redeem the trust preferred securities (and any other trust preferred securities it may have outstanding at that time) pursuant to the terms of the trust preferred securities.

      If Tier 1 treatment for its trust preferred securities were disallowed, there would be a reduction in certain of the combined company’s consolidated capital ratios. If the Federal Reserve Board granted Tier 2 status to the combined company’s trust preferred securities, we believe that the combined company would remain “well capitalized” under Federal Reserve Board guidelines. If the Federal Reserve Board does not grant Tier 2 status, we nonetheless believe that the combined company would remain in compliance with all of the Federal Reserve Board’s existing minimum capital requirements.

Provisions in Hanmi’s charter documents could delay or prevent changes in control.

      These provisions could make it more difficult for another company to acquire Hanmi, which could reduce the market price of Hanmi’s common stock and the price that you receive if you sell your shares in the future. These provisions include the following:

•	a provision requiring a two-thirds vote when shareholders approve certain amendments to Hanmi’s charter and bylaws;

•	a requirement that shareholders give advance notice of matters to be raised at a meeting of shareholders;

•	a requirement that certain acquisition transactions not approved by the board of directors receive the approval of two-thirds of the outstanding shares;

•	staggered terms of office for members of the board of directors;

•	a requirement that only the board of directors or chairman of the board or the president may call a special meeting; and

•	a provision that requires that stockholder action be taken only at an annual or special meeting.

The combined company is exposed to the risks of natural disasters.

      A major earthquake could result in material loss to the combined company. Both Hanmi Bank’s and PUB’s operations are concentrated in Southern California, especially the greater Los Angeles and Orange County areas. A significant percentage of their loans are secured by real estate. California is prone to earthquakes, fires, flooding and other natural disasters. Hanmi Bank has a disaster-recovery plan with offsite data processing resources located in New Jersey. However, both Hanmi Bank’s and PUB’s properties, and most of the real and personal property securing loans in both Hanmi Bank’s and PUB’s portfolios, are in Southern California. Many of the combined company’s borrowers could suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake. Those borrowers might not be able to repay their loans, and the collateral for loans could decline significantly in value. Unlike a bank with operations that are more geographically diversified, the combined company will be vulnerable to greater losses if an earthquake, fire, flood or other natural catastrophe occurs in Southern California.

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

      This document contains forward-looking statements about Hanmi, PUB and the combined company after completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this document or may be incorporated in this document by reference to other documents and may include statements for the period following the completion of the merger. Representatives of Hanmi and PUB may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should” and similar expressions, or the negative of those expressions, are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. These statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi and PUB.

      Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking information and statements include, but are not limited to:

•	increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment;

•	changes in deposit flows, loan demand or real estate values;

•	changes in accounting principles, policies or guidelines;

•	legislative or regulatory changes;

•	changes in general economic conditions, either nationally or in some or all of the operating areas in which the combined company will be doing business, or conditions in securities markets or the banking industry;

•	other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting operations, pricing and services; and

•	those discussed and identified elsewhere in this document, including under the heading “Risk Factors”, and in other public filings with the Securities and Exchange Commission made by Hanmi and with the Federal Deposit Insurance Corporation made by PUB.

      You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Hanmi or PUB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Hanmi nor PUB undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of unanticipated events.

THE HANMI SPECIAL MEETING

      This section contains information for Hanmi stockholders about the special meeting of stockholders that its board of directors called to consider the proposal to issue Hanmi common stock pursuant to the merger agreement and in the private placement.

General

      This joint proxy statement/prospectus is being furnished to holders of Hanmi common stock for use at a special meeting of Hanmi stockholders and any adjournments or postponements of that meeting.

When and Where the Hanmi Special Meeting Will Be Held

      Hanmi’s special meeting will be held on           ●          , 2004, at  ● , local time, at                     ●                    , subject to any adjournments or postponements of the meeting.

Matters to Be Considered

      The purpose of the Hanmi special meeting is to consider and vote upon:

      1. a proposal to (i) issue Hanmi common stock pursuant to the Agreement and Plan of Merger, dated as of December 22, 2003, by and among Hanmi, Hanmi Bank, a direct and wholly owned subsidiary of Hanmi, and PUB and (ii) issue an aggregate of 3,947,369 shares of Hanmi common stock in a private placement for $19 per share pursuant to the securities purchase agreements entered into with various purchasers, including five members of Hanmi’s board of directors; and

      2. such other business as may properly come before the special meeting of Hanmi stockholders or any adjournment or postponement of that meeting.

      Hanmi stockholders must approve this proposal for the merger to occur. If the Hanmi stockholders fail to approve this proposal, the merger will not occur.

Record Date

      Hanmi stockholders who hold their shares of record as of the close of business on           ●          , 2004 are entitled to notice of and to vote at the Hanmi special meeting. On the record date, there were      ●      shares of Hanmi common stock outstanding and entitled to vote at the Hanmi special meeting, held by approximately      ● holders of record.

Vote Required and Voting Rights

      The affirmative vote of the holders of a majority of the shares of Hanmi common stock of record voted in person or by proxy at the Hanmi special meeting is required to adopt the proposal to issue shares of Hanmi common stock pursuant to the merger agreement and in the private placement. Each share of Hanmi common stock is entitled to cast one vote on all matters properly submitted to Hanmi’s stockholders.

      The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Hanmi common stock outstanding on the record date is necessary to constitute a quorum at the Hanmi special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present. There must be a quorum in order for the vote on the proposal to occur.

      As of the record date, the directors and executive officers of Hanmi and their affiliates beneficially owned or had the right to vote 4,744,609 shares of Hanmi common stock, or approximately 33% of the outstanding shares of Hanmi common stock entitled to be voted at the Hanmi special meeting. Hanmi’s directors, holding approximately 33% of the outstanding shares of Hanmi common stock, have agreed to vote their shares in favor of the issuance of shares of Hanmi common stock pursuant to the merger agreement and in the private placement.

      In addition, as of the record date, one PUB executive officer owned 152 shares, or approximately 0.00001%, of the outstanding shares of Hanmi common stock entitled to vote at the special meeting of Hanmi stockholders. This executive officer has indicated that she intends to vote all of her shares of Hanmi common stock in favor of the proposal to issue Hanmi common stock pursuant to the merger agreement and in the private placement.

Proxies

      You should complete and return the proxy card accompanying this document in order to ensure that your vote is counted at the Hanmi special meeting, or at any adjournment or postponement of the Hanmi special meeting, regardless of whether you plan to attend the meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of the proposal. You may revoke your proxy at any time before the vote is taken at the Hanmi special meeting. If you have not voted through your broker, you may revoke your proxy by:

•	submitting written notice of revocation to the Corporate Secretary of Hanmi prior to the voting of that proxy;

•	submitting written notice of the death or incapacity of the maker of the proxy to the Corporate Secretary of Hanmi prior to the voting and counting of that proxy;

•	submitting a properly executed proxy bearing a later date; or

•	voting in person at the Hanmi special meeting; however, simply attending the Hanmi special meeting without voting will not revoke an earlier proxy.

      Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

      Hanmi Financial Corporation

      3660 Wilshire Boulevard
      Suite PH-A
      Los Angeles, California 90010
      Attention: Myung Hee Kim
      Corporate Secretary

      If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

      The Hanmi board of directors is currently unaware of any other matters that may be presented for action at the Hanmi special meeting. If other matters properly come before the Hanmi special meeting, or at any adjournment or postponement of the Hanmi special meeting, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card unless you withhold authority to do so on the proxy card or voting instruction card. The persons named as proxies may vote for one or more adjournments of the Hanmi special meeting to permit further solicitations in favor of the issuance of shares of Hanmi common stock pursuant to the merger agreement and in the private placement. However, no proxy that is voted against the issuance of shares of Hanmi common stock pursuant to the merger agreement and in the private placement will be voted in favor of adjourning or postponing the Hanmi special meeting to solicit additional proxies.

How Proxies Are Counted

      All shares of Hanmi common stock represented by properly executed proxies received before or at the Hanmi special meeting, and not revoked, will be voted in accordance with the instructions indicated in the proxies. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

      Hanmi will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether there is a quorum. However, an abstention will have no effect on the vote to approve the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

      Brokers cannot vote the shares that they hold beneficially either for or against the issuance of shares of Hanmi common stock pursuant to the merger agreement and in the private placement without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker and you do not give your broker instructions on how to vote your shares, this will have no effect on the vote to approve the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement. Brokers also may not vote on any proposal to adjourn the meeting to solicit additional proxies in favor of the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

Recommendation of the Board of Directors

      The Hanmi board of directors has determined that the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement is fair to and in the best interests of Hanmi and its stockholders and that it is advisable and in the best interests of Hanmi and its stockholders to issue Hanmi common stock pursuant to the merger agreement and in the private placement. The Hanmi board of directors recommends that Hanmi’s stockholders vote “FOR” the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

      See “THE MERGER — The Reasons of the Board of Directors of Hanmi for the Acquisition of PUB; Recommendations” beginning on page 39 for a more detailed discussion of the Hanmi board of directors’ recommendation.

Attending the Meeting

      If you hold your shares of Hanmi common stock in street name and you want to vote these shares in person at the Hanmi special meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Solicitation of Proxies

      Hanmi will pay the cost of the Hanmi special meeting and the cost of soliciting proxies for that meeting. In addition to soliciting proxies by mail, Hanmi may solicit proxies by telephone or in person by directors, officers or employees of Hanmi and PUB. No director, officer or employee of Hanmi or PUB will be specifically compensated for these activities. Hanmi also intends to request that brokers, banks and other nominees solicit proxies from their principals, and Hanmi will pay the brokers, banks and other nominees certain expenses they incur for those activities.

      HANMI STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS COMPLETED, HANMI STOCKHOLDERS WILL NOT NEED TO EXCHANGE THEIR CURRENT STOCK CERTIFICATES.

THE PUB SPECIAL MEETING

      This section contains information for PUB stockholders about the special meeting of stockholders it has called to consider the adoption of the merger agreement.

General

      This joint proxy statement/prospectus is being furnished to holders of PUB common stock for use at a special meeting of PUB stockholders and any adjournments or postponements of that meeting.

When and Where the PUB Special Meeting Will Be Held

      PUB’s special meeting will be held on        ●       , 2004, at        ●       , local time, at        ●       , subject to any adjournments or postponements of the meeting.

Matters to Be Considered

      The purpose of the PUB special meeting is to consider and vote upon:

      1. a proposal to approve the principal terms of the Agreement and Plan of Merger, dated as of December 22, 2003, by and among Hanmi Financial Corporation, Hanmi Bank and PUB, and the merger of PUB with and into Hanmi Bank; and

      2. such other business as may properly come before the special meeting of PUB stockholders or any adjournment or postponement of that meeting.

      PUB stockholders must approve this proposal for the merger to occur. If PUB stockholders fail to approve this proposal, the merger will not occur.

Record Date

      PUB stockholders who hold their shares of record as of the close of business on        ●       , 2004 are entitled to notice of, and to vote at, the PUB special meeting. On the record date, there were        ●        shares of PUB common stock outstanding and entitled to vote at the PUB special meeting, held by approximately        ● holders of record.

Vote Required and Voting Rights

      The affirmative vote of the holders of a majority of the shares of PUB common stock outstanding on the record date is required to approve the principal terms of the merger agreement and the merger. Each share of PUB common stock is entitled to cast one vote on all matters that will be properly submitted to the PUB stockholders at the PUB special meeting.

      The presence, in person or by properly executed proxy, of the holders of at least a majority of the shares of PUB common stock outstanding on the record date is necessary to constitute a quorum at the PUB special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present. There must be a quorum in order for the vote on the proposal to occur.

      The Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, representing approximately 62% of PUB’s outstanding shares, has agreed to vote these shares at the PUB special meeting. As a result, we expect a quorum to be present and we expect to receive PUB stockholder approval.

      Because the affirmative vote of the holders of a majority of the shares of PUB common stock outstanding on the record date is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the approval of the principal terms of the merger agreement and the merger. Abstentions also will have the same effect as a vote against the approval of the principal terms of the merger agreement and the merger. Accordingly, if you are a PUB stockholder, the PUB board of directors urges you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

      In addition, to exercise dissenters’ rights, a PUB stockholder must vote against the approval of the principal terms of the merger agreement and the merger and must strictly comply with all of the procedures required by California law.

      When considering the PUB board of directors’ recommendation that you vote in favor of the approval of the principal terms of the merger agreement and the merger, you should be aware that some executive officers and directors of PUB may have interests in the merger that may be different from, or in addition to, the interests of the stockholders of PUB.

      As of the record date, the directors and executive officers of PUB and their affiliates beneficially owned 67,435 shares of PUB common stock, or approximately 0.63% of the outstanding shares of PUB common stock entitled to vote at the PUB special meeting. To PUB’s knowledge, directors and executive officers of PUB and their affiliates intend to vote their shares of PUB common stock in favor of the principal terms of the merger agreement and the merger. In addition, the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, representing approximately 62% of PUB’s outstanding shares, has agreed to vote these shares in favor of the approval of the principal terms of the merger agreement and merger. As a result, we expect to receive PUB stockholder approval, whether or not any other PUB shareholders vote in favor of the merger.

      In addition, as of the record date, one member of Hanmi’s board of directors owns 10,000 shares, or approximately 0.09% of the outstanding shares of PUB common stock entitled to vote at the special meeting of PUB stockholders.

Proxies

      You should complete and return the proxy card accompanying this document in order to ensure that your vote is counted at the PUB special meeting, or at any adjournment or postponement of the PUB special meeting, regardless of whether you plan to attend the PUB special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of the proposal. You may revoke your proxy at any time before the vote is taken at the PUB special meeting. If you have not voted through your broker, you may revoke your proxy by:

•	submitting written notice of revocation to the Corporate Secretary of PUB prior to the voting of that proxy;

•	submitting a properly executed proxy of a later date; or

•	voting in person at the PUB special meeting; however, simply attending the PUB special meeting without voting will not revoke an earlier proxy.

      Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

Pacific Union Bank
3530 Wilshire Boulevard
Suite 1800
Los Angeles, California 90010
Attention: Lisa K. Pai
Corporate Secretary

      If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

      The PUB board of directors is currently unaware of any other matters that may be presented for action at the PUB special meeting. If other matters properly come before the PUB special meeting, or at any adjournment or postponement of the PUB special meeting, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card unless you withhold authority to do so on the proxy card or voting instruction card. The persons named as proxies may vote for one or more adjournments of the PUB special meeting to permit further solicitations in favor of the approval of the principal terms of the merger agreement and the merger. However, no proxy that is voted against the approval of the principal terms of the merger agreement and the merger will be voted in favor of adjourning or postponing the PUB special meeting to solicit additional proxies.

How Proxies Are Counted

      All shares of PUB common stock represented by properly executed proxies received before or at the PUB special meeting, and not revoked, will be voted in accordance with the instructions indicated in the proxies.

      PUB will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether there is a quorum, but an abstention will have the effect of a vote against the approval of the principal terms of the merger agreement and the merger.

      Brokers cannot vote the shares that they hold beneficially either for or against the approval of the principal terms of the merger agreement and the merger without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker and you do not give your broker instructions on how to vote your shares, this will have the same effect as voting against the approval of the principal terms of the merger agreement and the merger. Brokers also may not vote on any proposal to adjourn the meeting to solicit additional proxies in favor of the approval of the principal terms of the merger agreement and the merger.

Recommendation of the Board of Directors

      Based in part on the recommendation of the special committee of the PUB board of directors, the PUB board of directors (with the four directors currently or previously affiliated with Korea Exchange Bank abstaining from the deliberations and vote) unanimously determined that the merger agreement and the merger are in the best interests of PUB and its stockholders and unanimously approved the merger agreement. The PUB board of directors recommends that PUB’s stockholders vote “FOR” the approval of the principal terms of the merger agreement and the merger.

      See “THE MERGER — The Reasons of the Special Committee and the Board of Directors of PUB for the Merger; Recommendations” beginning on page 42 for a more detailed discussion of the PUB board of directors’ recommendation.

Attending the Meeting

      If you hold your shares of PUB common stock in street name and you want to vote these shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Solicitation of Proxies

      PUB will pay the cost of the PUB special meeting and the cost of soliciting proxies for the PUB special meeting. In addition to soliciting proxies by mail, PUB may solicit proxies by telephone or in person by directors, officers or employees of Hanmi and PUB. No director, officer or employee of Hanmi or PUB will be specifically compensated for these activities. PUB also intends to request that brokers, banks and other nominees solicit proxies from their principals, and PUB will pay the brokers, banks and other nominees certain expenses they incur for those activities.

      PUB STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES WITH THE PROXY CARDS. YOU WILL RECEIVE SEPARATE WRITTEN INSTRUCTIONS ON HOW TO EXCHANGE YOUR PUB STOCK CERTIFICATES FOR THE MERGER CONSIDERATION IF THE MERGER AGREEMENT IS ADOPTED.

INFORMATION ABOUT THE COMPANIES

Hanmi Financial Corporation
3660 Wilshire Boulevard
Suite PH-A
Los Angeles, California 90010
(213) 382-2200

      Hanmi is a Delaware corporation incorporated on March 14, 2000 pursuant to a Plan of Reorganization and Agreement of Merger to be the holding company for Hanmi Bank, and became the holding company for Hanmi Bank in June 2000. Hanmi Bank, the sole subsidiary of Hanmi, was incorporated under the laws of the State of California on August 24, 1981, and was licensed by the California Department of Financial Institutions on December 15, 1982.

      Hanmi Bank is a community bank conducting general business banking with its primary market encompassing the multi-ethnic population of the Los Angeles, Orange, San Diego and Santa Clara counties. Hanmi Bank’s full-service offices are located in business areas where many of the businesses are run by immigrants and other minority groups. Hanmi Bank’s client base reflects the multi-ethnic composition of these communities. Hanmi Bank currently has fifteen full-service branches. Of the fifteen branches, Hanmi Bank opened twelve as de novo branches and acquired the other three through acquisition. During 2002, Hanmi Bank opened a branch in Torrance in Los Angeles county. Hanmi Bank also opened a branch in Santa Clara in the first quarter of 2003 and opened a branch in Los Angeles in the fourth quarter of 2003.

      Hanmi Bank has been providing its banking services primarily in the areas of Koreatown in Los Angeles. In recent years, Hanmi Bank has expanded its service areas to Santa Clara in Northern California, and to San Diego in Southern California. In the greater Los Angeles area, the competition in Hanmi Bank’s service areas is intense for both loans and deposits. While the market is dominated by a few mega banks with many offices operating over a wide geographic area, savings banks, thrift and loan associations, credit unions, mortgage companies, insurance companies and other lending institutions, Hanmi Bank’s major competitors are relatively smaller community banks which focus their marketing efforts on Korean-American businesses in Hanmi Bank’s service areas.

      Hanmi Bank’s deposit accounts are insured under the Federal Deposit Insurance Act up to applicable limits, and the Bank is a member of the Federal Reserve System. Hanmi Bank is subject to examination and regulation by the Board of Governors of the Federal Reserve System, which is Hanmi Bank’s primary federal regulator, the Federal Deposit Insurance Corporation, or FDIC, and the California Department of Financial Institutions, which is Hanmi Bank’s chartering authority and its primary state regulator.

      For more information on Hanmi, see “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 105.

Pacific Union Bank
3530 Wilshire Boulevard
Suite 1800
Los Angeles, California 90010
(213) 385-0909

      PUB is a California state-chartered commercial bank headquartered in Los Angeles that commenced operations in September 1974 under its former name, California Korea Bank. PUB’s primary market includes the greater Los Angeles metropolitan area, Orange County, Santa Clara County and the San Francisco metropolitan area. PUB has 12 full-service branch offices, including four branches within the area of Los Angeles’ Koreatown and one in downtown Los Angeles. Additional Southern California branch offices are located in Garden Grove, Van Nuys, Torrance, Rowland Heights and Cerritos. The two Northern California branch offices are located in Santa Clara and San Francisco. PUB also has a loan production office in Seattle, Washington.

      Through its network of 12 full-service branch offices and loan production office, PUB provides a wide range of commercial and consumer banking services to the Korean-American communities that it serves. PUB’s primary focus is on its core customer base of small and medium sized Korean-American businesses, professionals and other individuals. PUB places a particular emphasis on the growth of its low cost core-deposit base and the origination of commercial and residential real estate loans. In addition, PUB offers Korean/English bilingual services to its customers and has a network of ATMs located in nine of its branch offices.

      PUB engages in a full complement of lending activities, including the making of residential and commercial real estate loans, commercial loans, trade finance, working capital lines, Small Business Administration loans, automobile loans and credit card and other personal loans. PUB funds its lending activities primarily with retail deposits obtained through its branch network and, to a lesser extent, advances from the Federal Home Loan Bank of San Francisco. PUB’s deposit products include demand deposit accounts, savings accounts, time certificates of deposits and fixed maturity installment savings. PUB also offers safe deposit boxes, wire transfer services, travelers’ checks, debit cards, and merchant deposit services.

      As a California state-chartered bank whose accounts are insured by the FDIC up to the maximum applicable limits, PUB is subject to regulation, supervision and regular examination by the California Department of Financial Institutions and the FDIC. PUB is not a member of the Federal Reserve System.

      At September 30, 2003, PUB had total assets of $1.06 billion, total deposits of $838.0 million and total stockholders’ equity of $108 million.

      For more information on PUB, see “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 105.

THE MERGER

      The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement. We urge you to read and review the merger agreement as well as the discussion in this document.

Background of the Merger

      On August 27, 2003, Lone Star Fund IV, L.P., a private equity investment fund, and its affiliated funds (collectively, “Lone Star”), announced the signing of an agreement to buy a 51% equity stake in Korea Exchange Bank, Korea’s sixth-largest lender and holder of 6,624,052, or approximately 62%, of the outstanding shares of PUB common stock. Korea Exchange Bank is registered as a bank holding company under the Bank Holding Company Act, and as a controlling person under the California Financial Code, and is subject to regulation and supervision by the Board of Governors of the Federal Reserve System and the California Commissioner of Financial Institutions. Unless Korea Exchange Bank reduced its ownership interest in PUB below 5% of PUB’s outstanding voting securities, Lone Star would be required to register as a bank holding company, be approved as a controlling person by the California Commissioner, and be subject to regulation and supervision of the Federal Reserve Board and the California Commissioner.

      In early October, in light of Lone Star’s agreement to acquire Korea Exchange Bank, and Hanmi’s hope that Lone Star might ultimately decide to divest some or all of Korea Exchange Bank’s interest in PUB, Hanmi’s board of directors authorized its officers to retain Credit Suisse First Boston as Hanmi’s financial advisor. On October 13, 2003, Credit Suisse First Boston, on behalf of Hanmi, contacted Lone Star, and inquired as to Lone Star’s intentions towards PUB. Credit Suisse First Boston was instructed that all inquiries concerning the sale of their interest in PUB should be directed to Merrill Lynch & Co. Later that week, Credit Suisse First Boston discussed Hanmi’s interest in PUB with Merrill Lynch, and was informed that Hanmi would be kept informed of any actions taken or decisions made by Lone Star.

      On October 15, 2003, Korea Exchange Bank notified certain members of the PUB board of directors of Korea Exchange Bank’s intent to divest itself of all, or substantially all, of its ownership interest in PUB pursuant to a regulatory agreement among Korea Exchange Bank, Lone Star and the Federal Reserve Board. In response to this notification, the PUB board of directors established a special committee to represent the interests of PUB stockholders (other than Korea Exchange Bank). The special committee included only those members of the PUB board of directors who are not currently and were not previously affiliated with Korea Exchange Bank or Lone Star and were not employees or officers of PUB.

      On October 27, 2003, the special committee held its first meeting. Representatives of Manatt, Phelps & Phillips, LLP, the special committee’s legal counsel, attended the meeting. At this meeting, three investment banking firms made presentations to the special committee in connection with serving as financial advisor to the special committee in connection with evaluating the anticipated sale of Korea Exchange Bank’s equity interest in PUB and strategic alternatives to enhance stockholder value. After the presentations, the special committee engaged in an extensive discussion concerning each of the prospective financial advisors. At the conclusion of the meeting, the special committee authorized Manatt, Phelps to contact each of the candidates to clarify certain terms of their engagement.

      On October 28, 2003, the special committee met to select an investment-banking firm to serve as financial advisor to the special committee. Following discussions, the special committee unanimously authorized the engagement of Friedman, Billings, Ramsey & Co., Inc., (“FBR”), as its financial advisor and selected Mr. Kraig Kupiec to act as the chairman of the special committee.

      On October 31, 2003, Lone Star consummated its investment in Korea Exchange Bank, thereby acquiring a majority of the outstanding voting stock of Korea Exchange Bank. On that same day, Korea Exchange Bank transferred all 6,624,052 shares of PUB to the trust (the “Trust”) created pursuant to the Trust Agreement, dated as of October 31, 2003, between Korea Exchange Bank, as grantor, and L. Dale Crandall, as trustee (the “Trustee”).

      Pursuant to the Trust Agreement, Korea Exchange Bank retained all of the economic interest in the shares of PUB common stock that were transferred to the Trust, but the Trustee obtained voting and dispositive power over the shares. In addition, the Trust Agreement directed the Trustee to dispose of all, or substantially all, of the shares either directly through a sale or in connection with a merger or similar transaction of PUB with a third party. In addition, upon consummation of any transaction, the Trustee agreed to distribute to Korea Exchange Bank all consideration received for the shares. The Trustee engaged Merrill Lynch & Co. as its financial advisor and Skadden, Arps, Slate, Meagher & Flom, LLP as its legal counsel in connection with the disposition of the PUB shares.

      On November 3, 2003, PUB issued a press release announcing that (1) its board of directors had appointed a special committee to evaluate any potential transaction that might involve PUB and to participate with the Trustee in evaluating possible alternatives and transactions and (2) the special committee had engaged FBR as its financial advisor and Manatt, Phelps as legal counsel.

      On November 3, 2003, the Trustee, Mr. Kupiec and representatives of Merrill Lynch, Skadden, Arps, FBR and Manatt, Phelps held an organizational meeting. At this meeting, the Trustee indicated that Merrill Lynch would lead the search for potential buyers for PUB and that Skadden, Arps would lead the negotiations with interested parties on behalf of the Trustee with the involvement and participation of FBR and Manatt, Phelps on behalf of the special committee throughout the process. A preliminary transaction timetable was also established.

      Following the November 3rd organizational meeting, Merrill Lynch began the process of contacting parties that it identified as potential acquirors of the Trust’s shares. Approximately thirty financial institutions were so contacted. Of those institutions, eight, including Hanmi, expressed an interest in receiving additional information regarding PUB. Following the execution of a confidentiality agreement, these parties received a confidential descriptive memorandum prepared by Merrill Lynch with the assistance of PUB management. These parties also received instructions that requested that interested parties submit a preliminary indication of interest by November 24, 2003. The instructions indicated, among other things, that interested parties could submit proposals for the direct acquisition of the shares held by the Trust or the entire equity interest in PUB through a merger or similar transaction.

      On November 4, 2003, the special committee held a meeting at which representatives of Manatt, Phelps informed the special committee about the substance of the organizational meeting held the previous day and about the importance to the Trustee of the targeted December 22, 2003 date for executing a definitive agreement. Representatives of FBR then discussed a summary of potential buyers that had been compiled by Merrill Lynch covering Korea-based, U.S. large-cap, U.S. mid-cap, U.S. small-cap and U.S. Korean-American financial institutions. FBR then suggested to the special committee that the list of potential buyers should include seven additional financial institutions not already identified in the summary. Manatt, Phelps and FBR also advised the special committee that the Trustee, Merrill Lynch and Skadden, Arps had solicited their input and that they had reviewed and commented on the confidentiality agreement and the confidential descriptive memorandum to be utilized by Merrill Lynch in the solicitation of prospective buyers.

      On November 10, 2003, the Trust and Trustee each filed a Schedule 13-D with the Federal Deposit Insurance Corporation indicating that each had obtained, pursuant to the Trust Agreement, voting power and dispositive power over the 6,624,052 shares of PUB common stock owned by Korea Exchange Bank.

      On November 19, 2003, the board of directors of Hanmi met to discuss its preliminary valuation of PUB and approve the terms in Hanmi’s initial bid proposal for PUB. Credit Suisse First Boston provided a preliminary presentation including its initial pro forma analysis of the combined company and, at the request of Hanmi’s board and using assumptions provided by Hanmi’s management, a range of valuations for PUB based on several valuation methodologies. The board of directors of Hanmi determined that its initial bid proposal for PUB would include the purchase of most of the shares of PUB common stock held by the Trust for cash and a merger of PUB with and into Hanmi Bank whereby the stockholders of PUB would receive shares of Hanmi common stock for their shares of PUB common stock.

      On November 25, 2003, the PUB special committee met to review the status of the proposed sale of the Trust’s interest in PUB. FBR indicated that preliminary indications of interest had been received from four parties, including Hanmi. The bids ranged from $17 per share to $26 per share. The four preliminary indications of interest reflected two basic acquisition structures. One approach consisted of a proposed purchase for cash only of the Trust’s interest in PUB with no participation in the transaction by other PUB stockholders. The second approach consisted of merger proposals in which the Trust would receive cash and a small amount of the acquiror’s stock and the other stockholders of PUB would receive only stock of the acquiring entity.

      At that same meeting, Manatt, Phelps and FBR outlined and reviewed the basic structural components of each of the four preliminary indications of interest and the principal relative advantages, disadvantages and risks of each. The advantages of the partial purchase, all cash preliminary indications of interest were:

•	they did not contain any financing contingencies;

•	the bidders had the apparent financial ability to consummate the proposed transaction;

•	the non-selling stockholders would continue their ownership in PUB; and

•	the likelihood of branch closures and staff reductions would be minimized.

      The principal disadvantages of the partial purchase, all cash preliminary bids were:

•	any premium paid to the Trust would not be available to the non-selling stockholders;

•	the bidders would have to register for the first time with the Federal Reserve Board as a bank holding company and be approved by the California Commissioner as a controlling person; and

•	the bidders would have to receive approvals from their home country bank regulatory and finance authorities, the process and standards for which were not considered to be as well known as that of the U.S. federal and state banking authorities.

      The principal advantages of the whole bank, mixed consideration preliminary bids were:

•	all stockholders would receive merger consideration representing a premium over trading prices prior to public speculation concerning a potential sale of PUB;

•	the Trust would be able to achieve its announced goal of disposing of its interest in PUB while the other PUB stockholders, as well as continuing employees holding substitute options in the combined bank, would be able to participate in any potential financial and operating benefits of the combined bank;

•	the potential existed of structuring the transaction so that the constituent banks and PUB stockholders (other than the Trust) would be able to defer a tax liability upon receipt of the bidders’ stock in the proposed merger;

•	each of the bidders were registered bank holding companies and control persons with which U.S. and California regulators had familiarity; and

•	there was no need to receive approval from a non-U.S. regulatory authority.

      The principal disadvantages of the whole bank, mixed consideration preliminary bids were:

•	each of the preliminary bids contained a financing contingency requiring the successful sale of both substantial amounts of debt that would qualify as Tier 1 capital for regulatory purposes and equity;

•	the PUB stockholders (other than the Trust) did not have a choice of requesting cash for some or all of their shares, but were required to take only common stock of the acquiror; and

•	the risk of branch closures and increased staff reductions was greater.

      At the conclusion of the meeting, the special committee reconfirmed its desire for a transaction in which all stockholders of PUB would participate, as opposed to a sale of only the Trust’s interest, and that if stock were to be issued in a transaction that all requirements for tax deferred treatment for PUB and its stockholders and option holders receiving stock and substitute options, respectively, in the combined bank be met.

      On December 1, 2003, Hanmi retained Castle Creek Financial LLC (“Castle Creek”), to facilitate the financing necessary to fund the purchase of shares of PUB common stock held by the Trust. As part of its financing, Hanmi intended to sell $75 million or more of shares of Hanmi common stock pursuant to a rights offering to all of Hanmi stockholders. Castle Creek agreed to identify investors to act as standby purchasers to ensure that all shares offered pursuant to the rights offering would be purchased.

      From December 1 to December 3, 2003, Hanmi, Credit Suisse First Boston, Castle Creek and Simpson Thacher & Bartlett LLP, legal counsel to Hanmi, participated in due diligence meetings and conducted due diligence at PUB’s corporate headquarters. The management team of PUB was available to answer questions and held break-out sessions regarding PUB’s overall business and performance to date.

      On December 9, 2003, the Trust and Trustee filed an Amendment to their Schedule 13-D with the Federal Deposit Insurance Corporation disclosing the fact that in discussions with the special committee, the Trustee had orally indicated that the Trust would not pursue a transaction that excluded PUB’s minority stockholders if a financially viable alternative transaction was available that included all of the stockholders of PUB.

      On December 10, 2003, the board of directors of Hanmi met to determine the terms to be included in its final bid for PUB. Credit Suisse First Boston and Hanmi’s management described the progress of the bidding process and reviewed management’s final valuations and transaction structure with the full board of directors. Credit Suisse First Boston and Hanmi’s management also reviewed with the board the results of their due diligence review of PUB to date. At the conclusion of the meeting, Hanmi’s board of directors approved the final valuation and terms for the bid proposal.

      On December 11, 2003, Hanmi submitted its final bid for PUB. Under the terms of the bid, Hanmi would pay cash for approximately 80% of the shares held by the Trust and, in a merger, exchange all of the remaining shares of PUB common stock for shares of Hanmi common stock. Hanmi structured its proposal to include the maximum amount of cash contributions it was prepared to pay on the terms available to it at the time. This amount was approximately $164.5 million. Hanmi intended to obtain the financing necessary to fund the purchase of the shares of PUB common stock held by the Trust through a $60 million trust preferred offering and the sale of $75 million or more of shares of Hanmi’s common stock pursuant to a rights offering to all of Hanmi’s stockholders. The rights offering contemplated the receipt of commitments from standby purchasers to ensure that all shares offered pursuant to the rights offering would be purchased. Hanmi’s board of directors approved the retention of Castle Creek to arrange commitments from standby purchasers with the understanding that the Hanmi common stock would be sold at no less than $19 per share.

      On December 12, 2003, Castle Creek began contacting potential investors to act as standby purchasers in the rights offering.

      On December 16, 2003, on a conference call with representatives from Skadden, Arps, Merrill Lynch, Manatt, Phelps, and FBR, Hanmi, Credit Suisse First Boston and Simpson Thacher & Bartlett were informed that the Trust and special committee objected to a proposal that included a rights offering as a means of financing because of their concern that a rights offering might have a negative impact on Hanmi’s stock price. For Hanmi’s proposal to be acceptable, Hanmi was requested to obtain firm commitments from investors to purchase shares of Hanmi’s common stock pursuant to a private placement. Hanmi was provided seventy-two hours to identify and execute commitments from investors to establish that Hanmi would have fully committed equity financing by the target signing date of December 22, 2003. In addition, Merrill Lynch and FBR required that the members of the board of directors of Hanmi execute voting agreements whereby each director agreed to vote his shares in favor of the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement. At the conclusion of the conference call, Castle Creek began to pursue additional investors to ascertain the amount of commitments that could be procured. In addition, Castle Creek concluded that an investment in the private placement by some members of Hanmi’s board of directors would be very important to the success of the private placement, as it would demonstrate to outside investors that Hanmi’s board of directors believed in the value of the combined company.

      On December 17, 2003, the special committee met again to review the status of the proposed sale of the Trust’s interest in PUB. The Trustee and representatives of Skadden, Arps, Merrill Lynch, Manatt, Phelps, and FBR participated in the meeting. Merrill Lynch described the process by which parties had submitted bids for the purchase of PUB and explained that the four parties who had submitted preliminary indications of interest had been invited to conduct due diligence. Merrill Lynch indicated that each of the bidders expressed satisfaction with their due diligence sessions. Merrill Lynch then reported that, as of December 15, 2003, a written proposal had been received from each of Hanmi and two other parties and an oral indication of interest had been made by a fourth party. Merrill Lynch also indicated that, after active negotiations, the Trustee was focusing on bids from Hanmi and from one of the other bidders which was a foreign bank because those bids were financially the most attractive. The two proposals offered greater consideration per PUB share than the two other proposals that were not pursued. Merrill Lynch also indicated that there were unresolved issues in both offers, but that both offers contemplated a 100% purchase of PUB.

      At the same meeting, the special committee inquired as to the Trustee’s timeline for completing a transaction. The Trustee responded that his preference was to execute definitive transaction documents by December 22, 2003 and that, either by means of a sale or merger of PUB or a sale only of the Trust’s interest, a transaction must be consummated by April 30, 2004 pursuant to the regulatory agreement among Korea Exchange Bank and the Federal Reserve Board. Manatt, Phelps and FBR then informed the special committee that both had reviewed drafts of definitive agreements and had provided comments to Merrill Lynch and Skadden, Arps, respectively, during the negotiations with the bidders. Manatt, Phelps and FBR compared the two bids in terms of pricing, form of transaction, tax aspects, conditions to closing, regulatory requirements and principal contingencies. Manatt, Phelps also advised the special committee that the Trust had reserved its right to sell its shares in the event that the special committee approved neither bid.

      Responding to questions from the special committee, Manatt, Phelps and FBR clarified certain aspects of Hanmi’s bid, including tax considerations, the status of PUB stock options and the method of valuing shares of PUB common stock. The special committee then discussed the potential acquirors’ management capabilities. At the conclusion of the meeting, Manatt, Phelps distributed a draft of the proposed merger agreement for the all-cash transaction with the foreign bank and reviewed each article of the agreement with the special committee. In addition, Manatt, Phelps explained to the special committee that this agreement contained the core set of representations and warranties and operating covenants that would likely also be used in the merger agreement for the transaction with Hanmi.

      On December 18, 2003, the PUB board of directors met. Representatives of Merrill Lynch, Manatt, Phelps and FBR also attended. Merrill Lynch reviewed with the PUB board of directors the results of the sale process to date that had been reviewed the previous evening with the special committee. The board then received a report from FBR and Manatt, Phelps concerning the principal components of the two bids and the relative advantages and disadvantages of each.

      Immediately after this board meeting, the special committee met to review the status of the negotiations. Manatt, Phelps reviewed the most recent report on the negotiations with the foreign bank, including a new requirement that the foreign bank be permitted not to consummate the transaction if there was any materially adverse effect concerning PUB involving $1 million or more, and the identification of a potential regulatory issue that could preclude the foreign bank from obtaining regulatory approval in a timely manner. FBR then reviewed in detail its analysis of the bid from the foreign bank assuming that the identified regulatory issue could be resolved. Three methodologies were reviewed: (1) comparable acquisition transactions of banks from $500 million to and including $3 billion in assets and above that occurred since January 1, 2002, (2) implied value determined with reference to the trading value of a peer group of comparable banks and (3) a discounted cash flow analysis assuming PUB continued as an independent entity. FBR orally indicated that it was prepared to opine that the cash merger consideration offered by the foreign bank was fair, from a financial point of view, to PUB stockholders (other than the Trust) if that offer was pursued by the special committee. In addition, Manatt, Phelps distributed to the special committee a copy of the new proposed agreement from the foreign bank which called for a transaction in the form of a tender offer instead of a merger. Manatt, Phelps then compared the principal differences between this tender offer agreement and the merger agreement with the foreign bank that had been reviewed by the special committee at its meeting the previous day.

      On December 19, 2003, the special committee met in order to consider the status of negotiations with Hanmi and the foreign bank. During this meeting, Manatt, Phelps again reviewed the principal terms of the transaction with the foreign bank, reported on the status of negotiations with the foreign bank, including the fact that the foreign bank had become intransigent in its position that the transaction be structured as a tender offer with a low dollar threshold for a material adverse effect. It was also reported that the foreign bank had not made any progress in providing comfort to the Trustee or PUB with respect to its ability to obtain all necessary governmental approvals for its proposed transaction.

      Manatt, Phelps and FBR also reviewed the principal terms of the Hanmi transaction structure, which contemplated a merger of PUB with and into Hanmi Bank, the wholly-owned subsidiary of Hanmi, pursuant to which approximately $295 million would be paid for PUB, including approximately $164.5 million in cash, all of which would paid to the Trustee, with the balance payable in newly issued shares of Hanmi common stock. The minority stockholders of PUB would receive only shares of Hanmi common stock and the Trustee would receive some shares of Hanmi common stock, the exact amount of which to be determined after application of a price equalizer mechanism. The amount of Hanmi common stock that the Trustee would receive would also be subject to two additional requirements: (1) at least 42% in value of the total consideration to be received by PUB stockholders would be in the form of Hanmi common stock and (2) the Trustee could hold no more than 4.99% of the total outstanding shares of Hanmi common stock following the merger and after taking in consideration the proposed equity financing and the ability to sell shares of Hanmi common stock received in the merger in the open market.

      FBR and Manatt, Phelps described the mechanism that had been negotiated with the goal of providing that the value of the per share consideration to be received by the minority stockholders would be equivalent to the value of the per share consideration to be received by the Trust. FBR also updated the special committee on the results of the due diligence it had conducted on Hanmi. In addition, Manatt, Phelps advised the special committee on the results of the regulatory and legal due diligence it had conducted on Hanmi.

      The special committee then inquired about the treatment of PUB stock options in the proposed transaction with Hanmi. Manatt, Phelps reported that the draft merger agreement contemplated that outstanding PUB stock options would be assumed by Hanmi and converted into stock options of Hanmi as adjusted by the exchange ratio. The special committee then requested that Manatt, Phelps negotiate to ensure that this provision remained in the merger agreement with Hanmi.

      Drafts of the merger agreement and other documents related to the Hanmi transaction were distributed to the special committee and Manatt, Phelps reviewed in detail the terms and provisions of the agreements.

      At the conclusion of the meeting, the special committee authorized that negotiations be continued throughout the weekend with both Hanmi and the foreign bank with the understanding that the special committee would reconvene on December 21, 2003 (1) to receive a recommendation from the Trustee as to the transaction he was requesting the special committee and the PUB board of directors to approve, (2) to receive final advice from FBR as to the fairness of each transaction from a financial point of view, (3) to review the documentation related to each transaction and (4) to develop a recommendation to the PUB board of directors.

      On December 19, 2003, the board of directors of Hanmi met to review the progress of the bidding and to review final deal terms. The members of the board of directors executed the voting agreements negotiated with PUB, to be effective in the event a merger agreement with PUB was signed. In addition, some members of the board of directors indicated their willingness to invest in the private placement.

      Following these meetings, Hanmi, PUB and the Trustee continued to negotiate the terms of the definitive merger agreement and other related agreements.

      Later that day, representatives of Hanmi, Castle Creek, Credit Suisse First Boston and Simpson Thacher & Bartlett held a conference call with Merrill Lynch, FBR, Skadden, Arps, and Manatt, Phelps. Castle Creek informed the Trustee and PUB that Hanmi had obtained approximately $40 million in commitments to purchase shares of Hanmi common stock pursuant to the private placement and expected to obtain an additional $35 million by December 22, 2003 (totaling $75 million). In addition, Castle Creek informed the Trustee and PUB that Hanmi had obtained written commitments for $60 million of trust preferred securities, and Credit Suisse First Boston reported that the members of the board of directors of Hanmi had executed voting agreements covering approximately 33% of the outstanding shares of Hanmi common stock.

      On December 21, 2003, the board of directors of PUB and the special committee held a joint meeting. Representatives of Manatt, Phelps and FBR were present at the meeting. Manatt, Phelps: (1) reviewed the status of the negotiations with Hanmi and the foreign bank since December 19, 2003, (2) reported that there were indications that the foreign bank had withdrawn its interest in acquiring PUB and (3) reported that the negotiations with Hanmi had progressed well since the previous special committee meeting on December 19. FBR reported on the status of Hanmi’s efforts to raise the required capital that had recently commenced on a private placement basis.

      At this point, the Trustee and representatives of Skadden, Arps and Merrill Lynch joined the meeting by telephone. The Trustee recommended that the special committee approve the proposed acquisition by Hanmi since it offered PUB stockholders the highest per share consideration. In response to questions from the special committee, the Trustee provided further elaboration that the price equalizer mechanism was designed to cause the value of the per share consideration to be received by the minority stockholders to be equivalent to the value of the per share consideration to be received by the Trustee. The Trustee, Skadden, Arps and Merrill Lynch then left the meeting.

      Manatt, Phelps then reviewed in detail: (1) the principal terms of the Hanmi transaction structure, (2) the principal terms of the merger agreement, including the principal conditions to closing, the effect of the merger on PUB stock options, the provision prohibiting PUB from entering into acquisition discussions with any other potential buyer subject to the fiduciary duties of the PUB board of directors and the potential payment of a termination fee and (3) the voting and sale agreement between Hanmi and the Trustee, pursuant to which the Trust agreed to vote its shares of PUB common stock in favor of the Hanmi acquisition.

      FBR then made a presentation as to the fairness of the exchange ratio contemplated in the merger agreement with Hanmi to PUB stockholders (other than the Trust) from a financial point of view. After the presentation, FBR provided its oral opinion (later confirmed in writing) that, as of the date of its opinion and subject to the assumptions, limitations and qualifications described, the exchange ratio was fair, from a financial point of view, to PUB stockholders (other than the Trust).

      Thereafter, the four directors currently or previously affiliated with Korea Exchange Bank left the meeting and did not participate further in the deliberations concerning the merger.

      Following deliberations, and after discussion with its financial and legal advisors, the special committee unanimously determined that it was advisable and in the best interests of PUB and its stockholders for PUB to enter into the merger agreement with Hanmi and recommended that the PUB board of directors approve the merger agreement and the merger subject to the following conditions: (1) Hanmi obtaining executed securities purchase agreements covering a sufficient amount of new equity capital up to $75 million, (2) Hanmi obtaining written commitments for at least $60 million of trust preferred securities; (3) Hanmi receiving voting agreements from members of its board of directors covering approximately 32% of the outstanding shares of Hanmi common stock and (4) FBR orally reconfirming its fairness opinion the following day.

      Immediately after the conclusion of the special committee meeting, the remaining directors, who constituted a valid quorum of the PUB board of directors, engaged in further discussions concerning the entire sale process, the opinion of FBR, the advice of Manatt, Phelps and the terms of the Hanmi merger agreement. Thereafter, the PUB board of directors (with the four directors currently or previously affiliated with Korea

Exchange Bank abstaining from the deliberations and vote) unanimously determined that it was advisable and in the best interests of PUB and its stockholders for PUB to enter into the merger agreement with Hanmi, that the merger agreement and the merger be approved, and recommended that PUB stockholders approve the principal terms of the merger agreement and the merger.

      Also on December 21, 2003, Hanmi’s board of directors reconvened to consider the merger with PUB and the terms of the private placement. At this meeting, Hanmi’s board of directors discussed with management their final conclusions regarding the strategic implications and possible benefits and risks of the merger, and management presented to the board the final results of their due diligence review of PUB. Representatives of Credit Suisse First Boston then made a presentation as to the fairness to Hanmi from a financial point of view of the proposed consideration to be paid for the acquisition of PUB.

      After these presentations, Credit Suisse First Boston delivered its oral opinion (subsequently confirmed in writing) that, as of the date of the opinion, and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid by Hanmi to the stockholders of PUB in the transaction was fair, from a financial point of view, to Hanmi. Simpson Thacher & Bartlett then described to Hanmi’s board of directors the terms of the merger agreement, the voting and sale agreement with the Trust and the securities purchase agreements for the private placement and other legal considerations, and responded to questions from directors. Following deliberations, and after discussion with its financial and legal advisors, Hanmi’s board of directors unanimously approved the merger agreement and the voting and sale agreement with the Trust. At that point, the five Hanmi directors participating in the private placement excused themselves from the meeting. The remaining directors, after further discussion, unanimously approved the securities purchase agreements, including the sale of 430,326 shares of Hanmi common stock to five members of Hanmi’s board of directors. The entire board then reconvened and recommended that its stockholders vote to approve the issuance of shares of Hanmi common stock in connection with the merger and in the private placement.

      On December 22, 2003, following PUB’s confirmation that Hanmi had obtained executed securities purchase agreements for $75 million of new equity capital, written commitments for at least $60 million of trust preferred securities and the requisite voting agreements from members of its board of directors, and FBR orally reconfirming its fairness opinion, Mr. Jae Whan Yoo, President and Chief Executive Officer of Hanmi, and Mr. David B. Warner, Jr., President and Chief Executive Officer of PUB, signed the merger agreement on behalf of Hanmi and PUB, respectively. At the same time, the Trustee and Hanmi signed the voting and sale agreement.

      After the close of the financial markets on the same day, Hanmi and PUB issued a joint press release announcing the merger.

The Reasons of the Board of Directors of Hanmi for the Acquisition of PUB; Recommendations

      After deliberation and careful consideration, Hanmi’s board of directors determined that the acquisition of PUB and the related transactions, including the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement, were advisable and in the best interests of Hanmi and its stockholders. Accordingly, Hanmi’s board of directors recommends that Hanmi stockholders vote “FOR” approval of the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

      Hanmi’s board of directors believes that the merger with PUB significantly enhances its position in the banking industry in several important respects. In recent years, Hanmi has made significant strides in implementing its community banking business model through internal growth. Hanmi’s board believes that the acquisition of PUB is highly complementary to Hanmi’s strategic goals and consistent with the business model that Hanmi has been striving to implement over the course of the last several years. In reaching its decision to approve the acquisition of PUB and the related transactions (including the issuance of shares pursuant to the merger agreement and in the private placement) the Hanmi board of directors considered a number of factors, including the material factors outlined below. In the board’s view, all of these factors generally supported its decision to approve the acquisition of PUB and the related transactions.

      Strategic Considerations. The current and prospective environment in which Hanmi operates has become increasingly competitive. Hanmi’s board of directors believes that the acquisition of PUB will provide a number of significant strategic opportunities and benefits that will help Hanmi continue growing as a leading community-oriented financial institution in this competitive environment, including those described below.

•	Creates the largest national and independent Korean-American focused community business bank. Hanmi’s board of directors believes that upon the completion of the merger, the combined company’s market share will be nearly twice as large as its nearest competitor.

•	Further taps into a highly desirable customer demographic. Hanmi’s board of directors believes that:

•	The Korean-American population is expected to be the fastest growing ethnic group in America.

•	The Korean-American population has the highest rate of business ownership, the majority of which caters to its own local Korean communities.

•	Complementary Strengths. Hanmi’s board of directors believes that Hanmi’s and PUB’s respective businesses are highly complementary in several respects, including:

•	The merger should result in an improved efficiency ratio for the combined company as compared to Hanmi’s stand-alone efficiency ratio. The efficiency ratio improvement would be driven primarily from the cost savings that are expected to result from the merger. The merger should result in expected cost savings of 17% on a combined basis. Improving its efficiency ratio has been one of Hanmi’s goals for some period of time and the merger presents an opportunity to make substantial progress toward achieving that goal.

•	The complementary branch networks of Hanmi and PUB will provide the combined company with significantly expanded coverage in Hanmi’s core Southern California area markets and ample consolidation opportunities. In addition, the merger will provide Hanmi entry into Seattle, the ninth largest Korean-concentrated banking market, and San Francisco, the fourth largest Korean-concentrated banking market.

•	Deeper Market Penetration. The fact that Hanmi and PUB operate principally in similar geographic markets presents a strategic opportunity for Hanmi to deepen its penetration in the Los Angeles metropolitan market by extending the products of both banks to increase market share and better meet the needs of their combined customer base.

•	Revenue Enhancements and Cost Savings.

•	The complementary nature of the respective customer bases and product offerings should result in the opportunity for revenue enhancements, as products, including cash management and trust products, among others, are cross-marketed and distributed over the combined company’s broader customer bases.

•	Although not the principal reason for the acquisition, the transaction should nevertheless produce significant cost saving opportunities, particularly as a result of branch, back-office and administration consolidation.

      Expected Accretion to Hanmi Earnings Per Share. Hanmi’s board of directors took into account management’s projections that the merger will be accretive to Hanmi’s earnings per share. The merger is expected to be marginally accretive to projected 2005 earnings per share, exclusive of the benefits of any revenue enhancements or purchase accounting adjustments.

      Low Risk to Achieve Strategic Benefits. Although integrating the two institutions poses inherent challenges, Hanmi’s board of directors believes that the merger presents a relatively low level of risk given the potential rewards. In particular, Hanmi’s board of directors noted that PUB’s bank operations were in similar geographic areas and business lines to those of Hanmi. Hanmi’s board of directors also concluded that the merger posed a relatively low risk of encountering any regulatory impediments.

      Other Factors Considered by the Hanmi Board. In consultation with its executive management team and financial and other advisors, Hanmi’s board of directors also considered several additional factors, including the following:

•	Historical information concerning Hanmi’s and PUB’s respective business, financial performance and condition, operations, management, competitive positions and stock performance, in addition to the financial information and analyses presented by Credit Suisse First Boston to the board of directors, all of which generally informed the board as to the relative values of Hanmi, PUB and the combined company;

•	Discussions by the executive management team as to the results of their due diligence review of PUB’s business and operations;

•	The financial presentation of Credit Suisse First Boston and its written opinion that, as of December 22, 2003, and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid by Hanmi to the stockholders of PUB was fair, from a financial point of view, to Hanmi (see “— Opinion of Hanmi’s Financial Advisor,” beginning on page 47);

•	The alternatives reasonably available to Hanmi if it did not pursue the merger with PUB, including the possibility of pursuing an acquisition of or merger with another banking institution or pursuing internal growth opportunities, and the conclusion that the merger with PUB would yield greater benefits to Hanmi and its stockholders;

•	The future ability of the combined company to strengthen its balance sheet and its capital position;

•	The Hanmi board’s belief that Hanmi and PUB share a common vision of their commitment to their respective stockholders, employees, customers and communities;

•	The terms and conditions of the merger agreement and the voting and sale agreement with the Trust, including the fact that the cash portion of the merger consideration is substantially fixed and that the number of shares Hanmi will be required to issue is also substantially fixed, and that the merger agreement is not subject to termination as a result of any change in the trading prices of either company’s stock between the signing of the merger agreement and closing; and

•	The terms and conditions of the securities purchase agreements for the private placement, including the fact that such agreements represented firm commitments of the purchasers to provide Hanmi with the capital needed to complete the PUB acquisition at a fixed price, and that such price represented a reasonable discount to current market price in light of the liquidity limitations placed on the purchasers and the significant (but unpredictable) period of time likely to elapse between signing of the purchase agreements and closing of the stock purchases.

      Hanmi’s board of directors also considered the potential adverse consequences of the merger, including the following:

•	The challenges of combining the operations of the two institutions, and of selling or winding down the facilities rendered redundant by the merger;

•	The risk that anticipated revenue enhancements and cost savings will not be achieved; and

•	The risk that the integration will be more difficult than currently anticipated and the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts.

      Hanmi’s board of directors realizes that there can be no assurance about future results expected or considered in the factors listed above. However, Hanmi’s board concluded that the potential benefits outweighed the potential risks of consummating the merger.

      In addition, in view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Hanmi’s board did not find it useful to attempt to quantify, rank or otherwise assign relative weights to the factors listed above. Hanmi’s board of directors conducted a discussion of these factors, including asking questions of its executive management team and financial and legal advisors, and reached a general consensus that the acquisition of PUB was in the best interest of Hanmi and its stockholders. In considering the factors described above, individual members of Hanmi’s board of directors may have given different weights to different factors. Hanmi’s board relied on the experience and expertise of its financial advisor for quantitative analysis of the financial terms of the merger. See “— Opinion of Hanmi’s Financial Advisor” beginning on page 47. It should also be noted that this explanation of the reasoning of Hanmi’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page 23.

The Reasons of the Special Committee and the Board of Directors of PUB for the Merger; Recommendations

      After deliberation and careful consideration of, among other things, the matters discussed below, the special committee of PUB’s board of directors unanimously determined that the merger and the merger agreement are in the best of interest of PUB and its stockholders and unanimously recommended that PUB’s board of directors approve the merger agreement and the merger.

      Based in part on such recommendation, PUB’s board of directors (with the four directors currently or previously affiliated with Korea Exchange Bank abstaining from the deliberations and vote) unanimously determined that the merger agreement and the merger are in the best interest of PUB and its stockholders and recommended that PUB stockholders approve the principal terms of the merger agreement and the merger.

      In the course of reaching its determination to approve the merger agreement, the special committee and the board of directors consulted with legal counsel with respect to their legal duties and the terms of the merger agreement. The special committee and the board of directors also consulted with their financial advisor with respect to the financial aspects of the transaction and the fairness of the merger consideration to be received by PUB’s stockholders (other than the Trust) from a financial point of view.

      The following discussion of the information and factors considered by the special committee and the board of directors is not intended to be exhaustive, but does include the material factors considered by both. In reaching its decision to approve the merger agreement, the special committee and the board of directors considered the following:

•	The announced intention of the Trust, as the majority stockholder of PUB, to dispose of its entire ownership interest before April 30, 2004, either by means of a sale or merger of PUB as a whole, or a sale only of the Trust’s interest;

•	The financial terms of the transaction, including the implied price (based upon the closing market price of Hanmi’s common stock on December 19, 2003, the last full trading day prior to the special committee’s and the board of directors’ consideration of the merger agreement and the merger) of $28.00 per share, which represented a 14.7% premium to the closing price of PUB’s common stock on that date;

•	The provision in the merger agreement which provides that if Hanmi’s common stock price at the completion of the merger is below $19 per share (but is not less than $17.50) or above $25 (but not above $26.50), the number of shares of Hanmi common stock issued in the merger will float so that PUB stockholders will receive shares of Hanmi common stock with a market value of $26.28 or $29.72, as applicable.

•	The fact that the merger agreement contains a price equalizer mechanism designed to insure that the value of the per share consideration received by the minority stockholders of PUB will be equivalent to the value of the per share consideration received by the Trustee.

•	The current and prospective environment in which PUB operates, including national, regional and local economic conditions, competition in its business segments and geographic markets, the environment for banks and other financial institutions generally, the increased regulatory burdens on financial institutions, the trend toward consolidation in the banking and financial services industries, and the likely effect of the foregoing factors on PUB’s potential growth and profitability if it were to remain independent;

•	The financial presentation of FBR, PUB’s independent financial advisor, and the opinion of FBR that, as of December 21, 2003, and subject to the assumptions, limitations and qualifications set forth in the opinion, the exchange ratio is fair, from a financial point of view, to PUB stockholders (other than the Trust) (see “— Opinion of PUB’s Financial Advisor,” beginning on page 53);

•	The opportunity for PUB’s stockholders to receive shares of Hanmi common stock on a tax-free basis and to participate as stockholders in any future growth of the combined company;

•	The process conducted by Merrill Lynch to identify potential acquirors of PUB (see “— Background of the Merger,” beginning on page 32);

•	The potential for operating synergies and cross marketing of products in light of the fact that PUB and Hanmi serve contiguous market areas with similar and complementary customer bases;

•	The average daily trading volume of Hanmi common stock;

•	The proposed composition of the board of directors of Hanmi after the merger and the inclusion of a person designated by the special committee and acceptable to Hanmi on that board;

•	The involvement of Castle Creek and a consolidation consultant who has worked closely with Castle Creek in other transactions. The special committee and the board believed that the participation of both Castle Creek and the consolidation consultant significantly increased the likelihood that required financing could be raised and the projected cost savings could be achieved;

•	The effects of the merger on PUB’s employees, including the prospects for continued employment and the severance, retention and other benefits agreed to be provided or continued by Hanmi to PUB’s employees;

•	The special committee’s and the board of directors’ knowledge of PUB, Hanmi and their respective businesses, results of operations, financial condition, management, competitive position and future prospects;

•	The likelihood of the merger being approved in a timely fashion by the appropriate regulatory authorities and the stockholders of both PUB and Hanmi;

•	The strategic options available to PUB and the special committee’s and board of directors’ assessment that none of these options, including remaining independent, is likely to present an opportunity to create value for PUB stockholders that is equal to or greater than that created by the proposed merger with Hanmi;

•	The fact that the Trustee had received and considered indications of interest for alternative transactions, which he shared with the special committee and its advisors. Such alternatives provided the special committee and the PUB board of directors alternative baselines with which to compare the terms and value offered to PUB stockholders in the merger with Hanmi. The special committee and the PUB board of directors concluded, however, that these indications of interest would not likely provide greater value to PUB stockholders than the merger consideration available in the proposed merger with Hanmi and would be subject to additional risks and uncertainties (see “— Background of the Merger,” beginning on page 32);

•	The nature of the financing commitments received by Hanmi with respect to the merger, including the commitment of (1) $75 million for a private placement of Hanmi common stock at $19 per share with institutional investors knowledgable in community banking investments and (2) $60 million of trust preferred financing. The special committee and the board of directors believed that the foregoing commitments significantly decrease the level of risk that the merger would not close as a result of the failure of Hanmi to have the resources to fund the merger;

•	The anticipated positive effect of the merger on existing stockholders, personnel, customers and communities of PUB;

•	The terms of the merger agreement, which provide PUB’s board of directors with an ability to respond to, and to accept, under certain circumstances, an unsolicited offer that is determined by the board to be superior to the merger with Hanmi, if necessary to comply with the board’s fiduciary duties to PUB’s stockholders under applicable law; and

•	The interests of directors and executive officers of PUB that are different from, or in addition to, the interests of PUB stockholders generally (see “Interests of PUB’s Directors and Executive Officers in the Merger,” beginning on page 45).

      In addition to taking into account the foregoing factors, the special committee and the board of directors also considered the following potentially negative factors in reaching their decision to approve the merger agreement:

•	The fact that PUB stockholders (other than the Trust) will be receiving only shares of Hanmi common stock for their shares of PUB common stock, and immediately prior to the merger the Trust will be receiving cash for a substantial majority of its shares of PUB common stock;

•	The fact that the value of the merger consideration to be received by PUB stockholders will be based on the average of the daily volume weighted average sale price of Hanmi common stock for the five trading days immediately preceding the completion of the merger. This average price may vary from the price of Hanmi common stock on the date the merger was announced, on the date of the special meeting of PUB stockholders, and on the date of the completion of the merger, and, therefore, at the time of the PUB special meeting, PUB stockholders will not necessarily know or be able to calculate the exchange ratio used to determine the number of shares of Hanmi common stock they would receive upon completion of the merger;

•	The possibility that PUB would be substantially more profitable than expected or that another acquiror would be willing to pay a higher price sometime in the future;

•	The possible effect of the public announcement of the merger on the continuing commitment of PUB’s management, employees and customers pending the consummation of the merger; and

•	The fact that there is a possibility that the merger may not be completed even if approved by PUB stockholders and Hanmi stockholders as a result of a breach of the merger agreement or the failure of a party to satisfy all applicable conditions to complete the merger.

      In addition, in view of the wide variety of factors considered in connection with their evaluation of the merger and the complexity of these matters, the special committee and the board of directors did not find it useful to attempt to quantify, rank or otherwise assign relative weights to the factors listed above. The special committee and the board of directors conducted a discussion of these factors, including discussions with PUB’s executive management team and asking questions of PUB’s financial and legal advisors, and reached a consensus that the merger was in the best interest of PUB and its stockholders. In considering the factors described above, individual members of the special committee and the board of directors may have given different weights to different factors. The special committee and the board of directors relied on the experience and expertise of their financial advisor for quantitative analysis of the financial terms of the merger. See “— Opinion of the PUB’s Financial Advisor” beginning on page 53. It should also be noted that this explanation of the reasoning of the special committee and the board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page 23.

Restrictions on Resale by PUB Affiliates

      The shares of Hanmi common stock to be issued in connection with the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of

Hanmi common stock issued to any person who is an affiliate of PUB. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with PUB, and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of Hanmi common stock acquired in connection with the merger except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act or (3) any other applicable exemption under the Securities Act. The Trust formed to hold Korea Exchange Bank’s shares of PUB common stock has certain registration rights pursuant to the voting and sale agreement. See “The Voting and Sale Agreement” beginning on page 74. See also “Selling Stockholder” beginning on page 103.

Interests of Hanmi’s Directors in the Issuance of Hanmi Common Stock in the Private Placement

      Five members of Hanmi’s board of directors have agreed to acquire a total of 430,326 shares of Hanmi common stock in the private placement for $19.00 per share as follows:

•	Ki Tae Hong will purchase 52,632 shares of Hanmi common stock for $1,000,008;

•	Joon H. Lee will purchase 98,947 shares of Hanmi common stock for $1,879,993;

•	Richard Lee will purchase 148,211 shares of Hanmi common stock for $2,816,009;

•	Joseph K. Rho will purchase 98,947 shares of Hanmi common stock for $1,879,993; and

•	Won R. Yoon will purchase 31,589 shares of Hanmi common stock for $600,191.

      The members of Hanmi’s board of directors who are purchasing such shares of Hanmi common stock pursuant to the private placement refrained from voting on the private placement when presented to Hanmi’s board of directors.

      In addition, as of the record date, one Hanmi director owned 10,000 shares, or approximately 0.09% of the outstanding PUB common stock entitled to vote at the special meeting of PUB stockholders.

Interests of PUB’s Directors and Officers in the Merger

      PUB executive officers and directors who are also stockholders of PUB will participate in the merger in the same manner and to the same extent as all of the other stockholders of PUB (other than the Trust). However, in considering the recommendation of the PUB board of directors that PUB stockholders vote in favor of approving the principal terms of the merger agreement and the merger, PUB stockholders should be aware that PUB executive officers and directors may have interests in the merger as individuals that are in addition to, or different from, their interests as stockholders of PUB generally. The PUB board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement. These interests are described below.

      Indemnification and Directors’ and Officers’ Insurance. Hanmi has agreed in the merger agreement that, after the effective time of the merger, Hanmi will indemnify and hold harmless, to the fullest extent provided in PUB’s articles of incorporation and bylaws in effect on the date of the merger agreement, each present and former director and officer of PUB against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees), judgments, fines or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, arising out of matters existing or occurring at or prior to the effective time of the merger (including the transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the effective time. Hanmi has also agreed to advance expenses to each indemnified party as they are from time to time incurred in each case to the fullest extent permitted by law.

      Hanmi has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the persons serving as officers and directors of PUB immediately prior to the effective time of the merger to be covered by the directors’ and officers’ liability insurance policy currently maintained by PUB or by a policy of at least the same coverage amounts and containing terms and conditions that are in the aggregate not materially less advantageous to the officers and directors than PUB’s current policy, subject to certain maximum cost limits.

      Hanmi Board of Directors. Hanmi has agreed in the merger agreement to cause a person, designated by the special committee of PUB’s board of directors and acceptable to Hanmi, to be appointed as a director of Hanmi and Hanmi Bank promptly following the effective time of the merger.

      Retention Agreement with Mr. David B. Warner. On November 26, 2003, the Trustee entered into a Retention Agreement with Mr. David B. Warner in connection with his continuing employment as President and Chief Executive Officer of PUB, referred to as the Retention Agreement. Pursuant to the Retention Agreement, Mr. Warner will be eligible to receive a retention bonus of $120,000 from the Trustee payable on the three-month anniversary following the consummation of a change in control. The proposed merger with Hanmi Bank will be a change of control as that term is defined in the Retention Agreement.

      Severance Plan. Certain of the executive officers of PUB, as well as certain other employees of PUB, are participants in PUB’s Severance Plan (the “Severance Plan”). The Severance Plan provides for certain payments in connection with termination of employment within one year following a change of control. The merger with Hanmi Bank will be deemed a change of control within the meaning of the Severance Plan. If these severance payment obligations are triggered, executive officers will be entitled to receive a lump-sum payment of two weeks equivalent base pay for each year of service with PUB up to 13 years plus an additional one-half week equivalent base pay for each year of service with PUB in excess of 13 years. If all of the executive officers of PUB who are participants in the Severance Plan are terminated within one year following the effective time of the merger, the maximum amount of the aggregate payments made to them as a group under the Severance Plan would be approximately $177,682.

      Retention Plan. Certain executive officers of PUB, as well as certain other employees of PUB, are participants in PUB’s Retention Plan (the “Retention Plan”). The Retention Plan provides for certain payments in connection with continued employment after a change of control. The merger with Hanmi Bank will be deemed a change of control within the meaning of the Retention Plan. Any retention payments will be made three months following the date of the completion of the merger. If these executive officers remain employed with the combined company for an agreed-upon time, they will receive a payment equal to two months of base pay. An executive officer may receive payments under both the Severance Plan and the Retention Plan. If all of the executive officers of PUB who are participants in the Retention Plan receive payments under the Retention Plan, the maximum amount of the aggregate payments made to them as a group would be approximately $58,000.

      401(k) Retirement Plan. Under the PUB 401(k) Profit Sharing Plan (the “401(k) Plan”), all employer contribution accounts will become fully-vested upon termination of the 401(k) Plan. Pursuant to the merger agreement, PUB has agreed to terminate the 401(k) Plan effective immediately prior to the effective time of the merger. Of PUB’s executive officers who participate in the 401(k) Plan, two are not currently fully-vested in their employer contribution accounts. The aggregate employer contribution account balances for these two executive officers that will become vested as a result of the 401(k) Plan termination is approximately $9,000.

      Severance Payment for Outside Directors. PUB’s past practice has been to provide retiring or departing directors who are not employees of either PUB or Korea Exchange Bank (“outside directors”) with severance compensation equal to six times their monthly director compensation. Pursuant to the merger agreement, the directors of Hanmi Bank before the merger will continue to be the directors of the combined bank after the merger, and the directors of PUB before the merger will no longer serve in such capacity. Therefore, prior to the effective time of the merger, PUB expects to pay approximately $36,000 to the outside directors.

      Additional Payments for Mr. Jin Kon Park. PUB expects, subject to the approval of its board of directors, to provide Mr. Jin Kon Park, Chairman of the PUB Board and a former employee of Korea Exchange Bank, with (1) retirement compensation equal to 20% of his annual salary, (2) severance compensation equal to six times his monthly salary, (3) a housing allowance and (4) reimbursement of moving expenses. Therefore, prior to the completion of the merger, PUB expects to make a payment of approximately $86,800 to Mr. Park.

      Moving Expenses. Pursuant to PUB’s past practice for Korea Exchange Bank expatriate staff, Mr. Oh Hoon Kwon, a director and executive officer of PUB and current employee of Korea Exchange Bank, will receive a payment of approximately $8,000 for reimbursement of moving expenses prior to the completion of the merger.

      Korea Exchange Bank Affiliates. As previously disclosed, Korea Exchange Bank indirectly initiated the process leading to the signing of the merger agreement with Hanmi. Additionally, immediately prior to the merger, Hanmi will acquire for $164.5 million in cash most of the shares of PUB common stock held by the Trust established to hold the shares of PUB on behalf of Korea Exchange Bank. Four members of PUB’s board of directors were or currently are employees of Korea Exchange Bank, are nominated to the board by Korea Exchange Bank and own in aggregate approximately 16,500 shares of Korea Exchange Bank common stock. Because of their affiliation with KEB, these directors were excluded from the vote on the merger agreement when presented to the PUB board of directors. See “THE MERGER-Background of the Merger” on page 32.

      Acceleration and Conversion of Stock Options. All unvested stock options to purchase shares of PUB common stock held by PUB’s directors and executive officers will become fully-vested and exercisable prior to the merger and, if not exercised prior to the merger, will be converted automatically into fully-vested stock options to purchase shares of Hanmi common stock at the time of the completion of the merger. As of the date of the special meeting, PUB’s executive officers and directors are expected to hold unvested stock options to purchase a total of approximately 90,912 shares of PUB common stock with exercise prices ranging from $6.3718 to $18.30 per share.

      PUB Common Stock Ownership. As of the record date, PUB directors and executive officers owned 67,435 shares, or approximately 0.63% of the outstanding shares of PUB common stock entitled to vote at the special meeting of PUB stockholders.

      PUB Executive Officer. Upon the completion of the merger, the Chief Credit Officer of PUB will become the Chief Credit Officer of the combined company.

      Hanmi Common Stock Ownership. As of the record date, one PUB executive officer owned 152 shares, or approximately 0.0001% of the outstanding shares of Hanmi common stock entitled to vote at the special meeting of Hanmi stockholders.

Opinion of Hanmi’s Financial Advisor

      Hanmi retained Credit Suisse First Boston to act as its financial advisor in connection with the merger. In connection with Credit Suisse First Boston’s engagement, Hanmi requested that Credit Suisse First Boston evaluate the fairness of the consideration to be paid by Hanmi in the combined transaction consisting of the merger and the purchase of shares from the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock pursuant to the voting and sale agreement (which we collectively refer to as the “acquisition”), from a financial point of view. On December 21, 2003, the Hanmi board of directors met to review the proposed acquisition and the terms of the merger agreement and the voting and sale agreement. During this meeting, Credit Suisse First Boston reviewed with the Hanmi board of directors certain financial analyses, as described below, and rendered its oral opinion to the Hanmi board of directors, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the consideration to be paid by Hanmi in the acquisition (which we refer to as the “acquisition consideration”) was fair to Hanmi, from a financial point of view.

      The full text of the Credit Suisse First Boston opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion, is attached as Appendix B to this joint proxy statement/prospectus and is incorporated by reference in its entirety. Hanmi stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness to Hanmi of the acquisition consideration to be paid by Hanmi in the acquisition, from a financial point of view, as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger. The summary of the Credit Suisse First Boston opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

      In connection with its opinion, Credit Suisse First Boston, among other things,

•	reviewed the merger agreement and the voting and sale agreement;

•	reviewed certain publicly available business and financial information relating to Hanmi and PUB;

•	reviewed certain other information relating to Hanmi and PUB, including financial forecasts, provided to Credit Suisse First Boston or discussed with Credit Suisse First Boston by Hanmi and PUB, and met with the managements of Hanmi and PUB to discuss the businesses and prospects of Hanmi and PUB, respectively;

•	considered certain financial and stock market data of Hanmi and PUB and compared that data with similar data for other publicly held companies in businesses which Credit Suisse First Boston deemed similar to those of Hanmi and PUB;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

      In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts of Hanmi and PUB that Credit Suisse First Boston reviewed, the managements of Hanmi and PUB have advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Hanmi and PUB as to the future financial performance of Hanmi and PUB, respectively. In addition, with respect to the financial forecasts relating to synergistic values and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the combination of the operations of PUB, Hanmi and Hanmi Bank, the management of Hanmi has advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, that such financial forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Hanmi as to such synergistic values and operating cost savings and that such results will be achieved in such amounts and at such times as indicated therein.

      Hanmi also informed Credit Suisse First Boston, and Credit Suisse First Boston assumed, that the merger will be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston also assumed, with Hanmi’s consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the acquisition, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on Hanmi, PUB or Hanmi Bank or the contemplated benefits of the acquisition and that the merger and sale will be consummated in accordance with the terms of the merger agreement and the voting and sale agreement, without waiver, modification or amendment of any material terms, conditions or agreements contained in the merger agreement and the voting and sale agreement. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Hanmi or PUB, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon information made available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of Hanmi common stock actually will be when issued to holders of PUB common stock pursuant to the merger or the prices at which shares of Hanmi common stock will trade at any time. The Credit Suisse First Boston opinion only addresses the fairness from a financial point of view to Hanmi of the acquisition consideration to be paid by Hanmi in the sale and the merger and does not address any other ancillary transaction to the merger or the sale, including, without limitation, the sale of any equity securities of Hanmi. The Credit Suisse First Boston opinion does not address the relative merits of the acquisition as compared to other business strategies that might be available to Hanmi, nor does it address the underlying business decision of Hanmi to proceed with the acquisition.

      In preparing its opinion, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analyses performed by Credit Suisse First Boston as a comparison is identical to Hanmi, PUB or the contemplated merger. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston’s view of the actual value of Hanmi or PUB. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston’s analysis of the fairness of the acquisition consideration to be paid by Hanmi, from a financial point of view, and were provided to the board of directors of Hanmi in connection with the delivery of the Credit Suisse First Boston opinion.

      The following is a summary of material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the Hanmi board of directors at a meeting of the Hanmi board of directors held on December 21, 2003. Certain of the following summaries of financial analyses that were performed by Credit Suisse First Boston include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

      Comparable Company Trading Analysis. Credit Suisse First Boston reviewed and compared certain financial and stock market information of PUB to the publicly available corresponding data for the following publicly traded commercial banking organizations located in California that Credit Suisse First Boston determined were comparable to PUB:

           California Peer Group

•	CVB Financial Corp.

•	First Community Bancorp

•	First Republic Bank

•	Mid-State Bancshares

•	Pacific Capital Bancorp

•	Silicon Valley Bancshares

•	Westamerica Bancorporation

           Asian Niche Banking Peer Group

•	Cathay Bancorp, Inc.

•	Center Financial Corporation

•	East West Bancorp, Inc.

•	Nara Bancorp, Inc.

•	UCBH Holdings, Inc.

•	Wilshire State Bank

      Credit Suisse First Boston then applied a 30% change of control premium to the publicly available market data for the California Peer Group and the Asian Niche Banking Peer Group, in line with historical premiums paid for transactions of similar size to the acquisition by Hanmi of PUB in the financial institutions sector in 2000, 2001, 2002 and 2003 (through the date of the opinion). Specifically, the average premiums paid in the banking sector in 2000, 2001, 2002 and 2003 (through the date of the opinion) were, respectively, 27%, 24%, 26% and 31%.

      Such information included, among other things and after application of the 30% change of control premium, the low, median and high values of several financial metrics for the companies in each peer group, including prices per share as a multiple of estimated earnings per share for calendar years 2003 and 2004. The multiples were calculated using publicly available information and publicly available forecasts prepared by First Call for calendar years 2003 and 2004 and closing stock prices as of December 19, 2003. The following table summarizes the results of this analysis and provides a calculation of the implied price per PUB share based on the estimated earnings per share of PUB for calendar years 2003 and 2004 multiplied by the corresponding low and median value multiples for the Asian Niche Banking Peer Group and the California Peer Group. As illustrated in the table below, this analysis indicated an imputed range of values per share of PUB common stock of $23.11 to $39.52. Based on the qualitative and quantitative analysis carried out by Credit Suisse First Boston, which analysis included consideration of the strategic importance of the transaction to Hanmi, the relative competitive strengths of Hanmi and PUB in their respective markets, the underlying growth potential of Hanmi Bank following the acquisition, the financial performance of the Asian Niche Banking Peer Group and the California Peer Group as compared to that of Hanmi and PUB and the relative market shares of Hanmi, PUB and the Asian Niche Banking Peer Group and the California Peer Group, Credit Suisse First Boston estimated that the appropriate reference range of values per share of PUB common stock is $23.11 to $29.18.

	Asian Niche Banking Peer			California Peer Group
	Group with 30% Premium			with 30% Premium

	Low	Median	High	Low	Median	High

Price Per Share/ Earnings Per Share:
Calendar Year 2003 E	24.6x	27.1x	36.7x	21.5x	23.3x	33.3x
Calendar Year 2004 E	20.3x	23.2x	31.1x	19.7x	21.1x	28.8x
PUB Benchmarks:
Earnings Per Share 2003 E	$1.08	$1.08	$1.08	$1.08	$1.08	$1.08
Earnings Per Share 2004 E	1.25	1.25	1.25	1.25	1.25	1.25
Implied Price Per Share based on:
Earnings Per Share 2003 E	$26.53	$29.18	$39.52	$23.11	$25.11	$35.89
Earnings Per Share 2004 E	24.41	28.98	38.92	24.65	26.37	36.07

      No company utilized as a comparison in the comparable company trading analysis is identical to PUB. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable company trading data.

      Precedent M&A Transactions Analysis. Credit Suisse First Boston reviewed certain publicly announced transactions with transaction values between $100 million and $1.0 billion in which public companies in the banking industry were acquired. These included eight transactions with targeted companies located on the West Coast of the United States of America that were announced during 2002 and 2003 and 14 transactions from within the United States of America that were announced during 2003 (which include the four West Coast transactions that were announced in 2003).

      Credit Suisse First Boston reviewed various multiples of announced transaction value to the targeted companies’ (1) previous four quarters of actual earnings calculated in accordance with generally accepted accounting principles in the United States of America, (2) estimated forward one-year earnings from First Call calculated in accordance with generally accepted accounting principles in the United States of America, (3) book value and (4) tangible book value. In addition, Credit Suisse First Boston reviewed the premium to the target companies’ core deposits implied by the announced transaction values. This premium was determined by subtracting a target company’s tangible equity from the applicable announced transaction value and dividing that result by the target company’s core deposits. Credit Suisse First Boston then computed high, low and median multiples and premiums for the respective groups of transactions. These multiples and premiums were applied to PUB’s publicly disclosed financial information as of September 30, 2003, and to PUB’s estimated earnings per share for the 2003 financial year and to PUB’s estimated forward one year earnings per share based on financial forecasts for PUB that were discussed with and approved by Hanmi’s management.

•	The eight West Coast transactions were:

Acquiror	Target

Pacific Capital Bancorp UnionBanCal Corporation Wells Fargo & Company Cathay Bancorp, Inc. UCBH Holdings, Inc. Rabobank Group Umpqua Holdings Corporation First Community Bancorp	Pacific Crest Capital, Inc. Business Bancorp Pacific Northwest Bancorp GBC Bancorp Bank of Canton of California VIB Corp Centennial Bancorp First National Bank

•	The 14 national transactions were:

Acquiror	Target

Provident Bankshares Corporation	Southern Financial Bancorp, Inc.
Alabama National BanCorporation	Indian River Banking Company
Pacific Capital Bancorp	Pacific Crest Capital, Inc.
UnionBanCal Corporation	Business Bancorp
First Midwest Bancorp, Inc.	CoVest Bancshares, Inc.
Fulton Financial Corporation	Resource Bankshares Corporation
The PNC Financial Services Group, Inc.	United National Bancorp
The Royal Bank of Scotland Group plc	Community Bancorp Inc.
Wells Fargo & Company	Pacific Northwest Bancorp
The South Financial Group, Inc.	MountainBank Financial Corporation
Cathay Bancorp, Inc.	GBC Bancorp
United Bankshares, Inc.	Sequoia Bancshares, Inc.
Mercantile Bankshares Corporation	F&M Bancorp
F.N.B. Corporation	Charter Banking Corp.

      As illustrated in the following tables, the imputed range of values per share of PUB common stock based upon the national transactions was $16.43 to $63.88, and based upon the West Coast transactions it was $13.42 to $33.32. Based on the qualitative and quantitative analysis carried out by Credit Suisse First Boston, including consideration of the strategic importance of the transaction to Hanmi, the relative competitive strengths of Hanmi and PUB in their respective markets, the underlying growth potential of Hanmi Bank following the acquisition, the financial performance of the Asian Niche Banking Peer Group and the California Peer Group as compared to that of Hanmi and PUB and the relative market shares of Hanmi, PUB and the Asian Niche Banking Peer Group and the California Peer Group, Credit Suisse First Boston

estimated that the appropriate reference range of values per share of PUB common stock is $22.19 to $31.09 based upon the national transactions and $19.45 to $33.32 based upon the West Coast transactions:

	Nationwide Transactions

	Low		Implied	Median		Implied	High		Implied
	Multiples		Value	Multiples		Value	Multiples		Value

Transaction Value/Previous 1 Yr EPS	15.3	x	$16.43	20.6	x	$22.19	36.7	x	$39.50
Transaction Value/Forward 1 Yr EPS (E)	14.4	x	17.98	18.4	x	23.07	22.7	x	28.38
Transaction Value/Book Value	1.8	x	18.55	2.7	x	26.75	4.4	x	43.90
Transaction Value/Tangible Book Value	1.9	x	18.86	3.1	x	31.09	4.4	x	43.74
Implied Core Deposit Premium	13.0%		20.09	24.0%		27.47	74.0%		63.88

	West Coast Transactions

	Low		Implied	Median		Implied	High		Implied
	Multiples		Value	Multiples		Value	Multiples		Value

Transaction Value/Previous 1 Yr EPS	16.5	x	$17.73	18.1	x	$19.45	20.6	x	$22.15
Transaction Value/Forward 1 Yr EPS (E)	14.8	x	18.52	17.6	x	22.06	22.7	x	28.38
Transaction Value/Book Value	1.3	x	13.47	2.2	x	22.14	2.8	x	27.93
Transaction Value/Tangible Book Value	1.3	x	13.42	2.7	x	27.34	3.2	x	32.56
Implied Core Deposit Premium	10.0%		17.26	20.9%		25.16	32.1%		33.32

      Discounted Cash Flow with Cost Savings Analysis. Using a discounted cash flow analysis, Credit Suisse First Boston calculated certain implied equity values per share of PUB based on financial forecasts for PUB that were discussed with and consented to by Hanmi and PUB managements. The model takes into account the estimated cost savings resulting from the acquisition, which have been factored into the calculation on the basis of savings of 40% of PUB’s annualized 2003 core expenses, phased in as to 50% in 2004 and as to 100% in 2005 and thereafter. The discounted cash flow with cost savings analysis was based on various operating assumptions provided by Hanmi management, including assumptions relating to, among other items, revenue, operating costs, taxes, working capital, capital expenditures and depreciation. Credit Suisse First Boston’s analysis used discount rates ranging from 12.0% to 15.0% and terminal price to earnings multiples of 11.0x to 15.0x, in line with average historical forward trading multiples of banks in the Asian Niche Banking Peer Group. The following table summarizes the results of this analysis:

	Equity Value per PUB Share
	Terminal P/E Multiples

Discount Rate	11.0x	13.0x	15.0x

12.0%	$24.46	$26.89	$29.33
13.0%	22.97	25.30	27.63
14.0%	21.68	23.92	26.16
15.0%	20.56	22.71	24.86

      As illustrated by the table, Credit Suisse First Boston derived an imputed range of values per share of PUB common stock of $20.56 to $29.33.

      Credit Suisse First Boston’s opinion and presentation to the Hanmi board of directors was one of many factors taken into consideration by the Hanmi board of directors in making its determination to engage in the acquisition. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Hanmi board of directors or the management of Hanmi with respect to the value of PUB or whether the Hanmi board of directors would have been willing to agree to a different acquisition consideration.

      The Hanmi board of directors retained Credit Suisse First Boston to act as its financial advisor in connection with the acquisition. Credit Suisse First Boston was selected by the Hanmi board of directors based on Credit Suisse First Boston’s qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston and its affiliates have provided certain financial and investment banking services to affiliates of PUB unrelated to the merger and the sale for which Credit Suisse First Boston received compensation, and may in the future provide certain investment banking and financial services to Hanmi unrelated to the merger and the sale for which Credit Suisse First Boston would expect to receive compensation. Additionally, Credit Suisse First Boston and its affiliates have in the past provided, currently are providing and may in the future provide, financial and investment banking services to Trapeza Funding V LLC, which is committed, subject to certain conditions, to purchase trust preferred securities from a trust to be formed by Hanmi to finance a portion of the acquisition consideration, and certain of its affiliates, for which Credit Suisse First Boston has received, and would expect to receive, compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Hanmi and PUB for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Pursuant to an engagement letter dated as of October 7, 2003, Hanmi engaged Credit Suisse First Boston to provide financial advisory services to the Hanmi board of directors in connection with the acquisition, including, among other things, rendering its opinion. Pursuant to the terms of the engagement letter, Hanmi has agreed to pay Credit Suisse First Boston a customary fee in connection therewith, a significant portion of which is contingent upon the consummation of the merger. In addition, Hanmi has agreed to reimburse Credit Suisse First Boston for its expenses, including attorney’s fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

Opinion of PUB’s Financial Advisor

      Pursuant to the terms of an engagement letter dated October 30, 2003 between PUB and FBR, PUB retained FBR to act as the financial advisor to the special committee of the PUB board of directors in connection with the potential sale or other disposition of the shares of PUB common stock held by the Trust and any related merger, consolidation, reorganization or other business combination. As part of its engagement, FBR agreed, if requested by the special committee, to render an opinion to the special committee and the PUB board of directors as to the fairness, from a financial point of view, to PUB stockholders (other than the Trust) of the exchange ratio in any such sale or other disposition.

      FBR is a nationally recognized investment banking and advisory firm that specializes in the financial services industry in general, and in community banks and thrifts in particular. FBR is regularly engaged in valuations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. PUB selected FBR as the financial advisor to the special committee based upon FBR’s qualifications, expertise and reputation in such capacity.

      On December 21, 2003, the special committee and the PUB board of directors held a joint meeting to review the terms of the proposed merger with Hanmi. During this meeting, FBR reviewed with the special committee and the PUB board of directors certain financial analyses, as described below, and delivered its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in the opinion, the exchange ratio contemplated in the merger agreement was fair, from a financial point of view, to PUB stockholders (other than the Trust).

      The full text of FBR’s written opinion dated December 21, 2003 is attached as Appendix C to this document and is incorporated herein by reference. The opinion sets forth the assumptions made, matters considered and extent of review by FBR. It should be read carefully and in its entirety. The following summary of FBR’s opinion is qualified in its entirety by reference to the full text of the opinion. FBR’s opinion was provided for the information of the special committee and the PUB board of directors and addresses only the fairness to PUB stockholders (other than the Trust) of the exchange ratio from a financial point of view as of the date of the opinion. It does not constitute a recommendation to any PUB stockholder as to how such stockholder should vote at the special meeting.

      No limitations were imposed by PUB on FBR with respect to the investigations made or the procedures followed in rendering the opinion. FBR was not requested to solicit, and did not solicit, third party offers to acquire all or any part of PUB. FBR was not requested to make, and did not make, any recommendation to PUB’s board as to the form or amount of the consideration to be paid to the PUB stockholders, which was determined through arm’s length negotiations between the parties. FBR was not requested to opine as to, and its opinion does not address: (1) the Trustee’s, PUB’s or Hanmi’s underlying business decision to proceed with or effect the merger; (2) the relative merits of the merger as compared to any other offer, proposal, alternative or other business strategy that might be available to the Trustee, PUB or its stockholders; (3) the relative fairness of the consideration to be received by PUB stockholders (other than the Trust) and the Trust in the merger; (4) the structure, accounting treatment or tax consequences of the merger; or (5) any other reasons, legal, business or otherwise, that may support the decision of the special committee and the PUB board to approve or consummate the merger.

      In connection with rendering its opinion, FBR:

•	reviewed the merger agreement and certain related documents;

•	reviewed certain publicly available financial information relating to PUB and Hanmi;

•	participated in telephone conferences with the Trustee and his financial and other advisors regarding the sales process undertaken by the Trustee and his financial advisors;

•	reviewed certain other public and non-public information, primarily financial in nature, relating to the business, earnings, assets and prospects of PUB and Hanmi provided to FBR or publicly available;

•	participated in meetings and telephone conferences with members of senior management of PUB and Hanmi and their advisors concerning the financial condition, business, assets, financial forecasts and prospects of their respective companies, as well as such other matters as FBR deemed relevant to its inquiry;

•	reviewed certain stock market information for PUB common stock and Hanmi common stock and compared this information with similar information for certain companies that FBR deemed to be relevant for purposes of its opinion;

•	compared the results of operations and financial condition of PUB and Hanmi with that of certain banks that FBR deemed to be relevant for purposes of its opinion;

•	compared the financial terms of the proposed merger with the financial terms, to the extent publicly available, of other transactions that FBR deemed relevant and comparable to the proposed merger;

•	participated in discussions and negotiations among representatives of PUB, the Trust, the Trustee, Hanmi and Hanmi Bank and their respective counsel and advisors regarding the financial and certain other terms of the transaction; and

•	performed such other reviews and analyses and considered such other information as FBR deemed appropriate.

      In connection with the rendering of its opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning PUB or Hanmi furnished to FBR by PUB or Hanmi, respectively, or the publicly-available financial and other information regarding PUB, Hanmi and other financial institutions or their holding companies. FBR assumed that all such information was accurate and complete and FBR had no reason to believe otherwise. FBR further relied on the assurances of the respective managements of PUB and Hanmi that they were not aware of any facts that would make such financial or other information relating to PUB or Hanmi, as the case may be, inaccurate or misleading. With regard to the financial forecasts for PUB and Hanmi provided to FBR by the managements of PUB and Hanmi, respectively, and the estimates of future cost savings provided to FBR by Hanmi’s management and advisors, FBR assumed, for purposes of its opinion, that the respective forecasts and estimates had been reasonably prepared on bases reflecting the best available estimates and judgments of each such management and advisor at the time of preparation as to the future financial performance of PUB and Hanmi and future cost savings.

      Neither PUB nor Hanmi publicly disclose internal management projections and estimates of the type provided to FBR. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing PUB and Hanmi. Accordingly, actual results could vary significantly from those set forth in the projections.

      FBR did not make an independent evaluation or appraisal of the assets or liabilities of either PUB or Hanmi, nor was FBR provided with such evaluations or appraisals. FBR is not an expert in the evaluation of allowance for loan and losses, was not requested to and did not review such allowances and was not requested to and did not review any individual credit files of either PUB or Hanmi. The oral and written opinions provided by FBR to the special committee and PUB board of directors were necessarily based upon economic, monetary, financial market and other relevant circumstances and conditions as they existed of the dates thereof and any material change in such circumstances and conditions would require a reevaluation of the opinion, which FBR is under no obligations to undertake.

      FBR assumed that (1) the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver of any material terms or conditions by either PUB or Hanmi, (2) Hanmi will obtain all financing required to enable it to consummate the merger, (3) obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either PUB or Hanmi, (4) there was no undisclosed material change in the assets, financial condition, results of operation, business or prospects of either PUB or Hanmi since September 30, 2003 and (5) all legal advice provided to PUB by its counsel was correct.

      In connection with rendering its opinion, FBR performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by FBR. Moreover, FBR believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor’s opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, FBR also included assumptions with respect to general economic, financial markets and other financial conditions. Furthermore, FBR drew from its past experience in similar mergers, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in FBR’s analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of PUB and Hanmi valuations do not purport to be appraisals nor to necessarily reflect the prices at which these companies or their respective securities actually may be sold. Some of the analyses performed by FBR may have been assigned a greater significance by FBR than others in deriving its opinion, and FBR may have deemed certain assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken as FBR’s view of the actual value of PUB or its shares.

      Comparable Merger Transaction Analysis. FBR analyzed comparable merger transactions from January 1, 2002 through December 16, 2003 involving the acquisition of commercial banks having total assets of between $500 million and $3.0 billion (the “Acquisition Peer Group”). There were 57 merger transactions in the Acquisition Peer Group. The Acquisition Peer Group included 11 merger transactions in which the target bank was located in the western United States. FBR reviewed the following key per share merger valuation multiples for the Acquisition Peer Group: transaction price at announcement to book value, transaction price to tangible book value, transaction price to latest twelve month earnings, transaction price to next fiscal year estimated earnings based upon consensus independent research analyst estimates and core deposit premiums, and computed median values for each. These transaction median multiples were then applied to PUB’s financial information as of and for the quarter ended September 30, 2003 to derive an implied range of values per share of PUB common stock. As illustrated in the following table, FBR derived an implied range of values per PUB share of $19.98 to $25.98 based upon the median multiples of the national mergers, including the western mergers, and $18.22 to $22.68 based upon the median multiples of just the western mergers. To arrive at a weighted-average implied value per share of PUB common stock, FBR assigned a weight of 50% to the average of the implied values per PUB share based on the median transaction price to latest twelve months earnings multiple and the median transaction price to next fiscal year estimated earnings per share multiple, a weight of 35% to the average of the implied values per PUB share based on the median transaction price to book value multiple and the median transaction price to tangible book value multiple, and a weight of 15% to the implied value per PUB share based on the median core deposit premium.

      The weighted-average implied valuation was calculated based on both the national merger comparables and the western merger comparables. The weighted-average implied valuation was $22.53 based on the national mergers and $20.50 based on the western mergers.

	National Merger Comparables				Western Merger Comparables

	9/30/2003				9/30/2003
				Implied				Implied
	Median		Actual per	Value per	Median		Actual per	Value per
Valuation Parameter	Metric		PUB Share	PUB Share	Metric		PUB Share	PUB Share

Transaction Price/Book	221.06%		$10.14	$22.42	204.90%		$10.14	$20.78
Transaction Price/Tang. Book	256.20%		$10.14	$25.98	213.09%		$10.14	$21.61
Transaction Price/LTM Earnings	19.54	x	$1.10	$21.49	16.56	x	$1.10	$18.22
Transaction Price/Next Fiscal Year Est. EPS	18.51	x	$1.23	$22.77	18.44	x	$1.23	$22.68
Core Deposit Premium(1)	19.74%		N/A	$19.98	17.92%		N/A	$19.07
Weighted Average Implied Valuation				$22.53				$20.50

(1)	The core deposit premium is equal to the amount by which the transaction price exceeds the tangible book value divided by the core deposits.

      Trading Peer Group Analysis. FBR used publicly available information to compare selected financial and market information for PUB and a peer group consisting of all publicly traded commercial banks in the western United States with total assets of between $500 million and $3.0 billion (the “Trading Peer Group”). There were 39 banks in the Trading Peer Group. To perform this analysis, FBR used financial information as of and for the quarter ended September 30, 2003 and earnings estimates that were based upon consensus independent research analyst estimates. FBR reviewed the following key per share trading valuation multiples for each bank in the Trading Peer Group: price to book value, price to tangible book value, price to latest twelve month earnings and price to 2004 estimated earnings, and computed median values for each multiple. These median multiples were then applied to PUB’s financial information as of and for the quarter ended September 30, 2003 to derive an implied range of values per share of PUB common stock. As illustrated below, FBR derived an implied range of values per PUB share of $18.48 to $25.53. To arrive at a weighted-average implied value per PUB share, FBR assigned a weight of 60% to the average of the implied values per PUB share based on the median price to latest twelve months earnings multiple and the median price to 2004 estimated earnings multiple and a weight of 40% to the average of the implied values per PUB share based on the median price to book value multiple and the median price to tangible book value multiple. The weighted-average implied valuation was $21.04.

	Western Bank Peers

	9/30/2003
			Implied
	Median	Actual per	Value per
Valuation Parameter	Metric	PUB Share	PUB Share

Price/Book	231.83%	$10.14	$23.51
Price/Tang. Book	251.75%	$10.14	$25.53

	Western Bank Peers

	9/30/2003
			Implied
	Median	Actual per	Value per
Valuation Parameter	Metric	PUB Share	PUB Share

Price/LTM Earnings	16.33x	$1.16	$18.94
Price/2004 Est. EPS	15.03x	$1.23	$18.48
Weighted Average Implied Valuation			$21.04

      However, FBR determined that this weighted-average implied trading value should be adjusted to reflect (1) PUB’s below average return on average assets (approximately 13.4% below the average of the mean and the median of the Trading Peer Group) and below average return on average equity (approximately 26.1% below the average of the mean and the median of the Trading Peer Group) and (2) the fact that PUB is subject to a regulatory order from the FDIC. In light of these factors, FBR deemed that a discount of 20% to 25% would be an appropriate adjustment to the Trading Peer Group implied trading value. Applying a 20% to 25% discount to reflect these factors resulted in an adjusted weighted-average implied valuation of approximately $15.78 to $16.83 per share of PUB common stock.

      Discounted Cash Flow Analysis. FBR performed a discounted cash flow analysis of PUB on a stand-alone basis over a five-year horizon beginning January 1, 2004. In this analysis, FBR assumed a 10% earnings and asset growth rate and assumed that PUB would perform in accordance with the earnings forecasts that it discussed with PUB’s senior management. This analysis utilized discount rates of 15% 17% and 20% and corresponding multiples of projected terminal years earnings of 20, 14 and 10 times, respectively. This analysis indicated an implied range of values per share of PUB common stock on a stand-alone basis of approximately $10.17, $14.61 and $21.21 per PUB share and an average implied value of approximately $15.33 per PUB share. As indicated above, this analysis was based on PUB’s senior management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. FBR noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, asset growth rates, discount rates and terminal values.

      PUB and Hanmi Combined Pro Forma Analysis. Under the terms of the proposed merger, the consideration to be received by PUB stockholders (other than the Trust) will consist entirely of shares of Hanmi common stock. Consequently, FBR performed an analysis of the possible value of shares of Hanmi common stock on a pro forma combined basis following the merger. FBR used publicly available information to compare selected financial and market information for Hanmi and PUB on a pro forma basis with a group of 22 publicly traded banks located in the western United States with assets of between $1.0 billion and $5.0 billion (the “Pro Forma Trading Peer Group”). Additionally, FBR performed an analysis of the pro forma financial results of the combined company’s operations for the first full-year following the completion of the proposed merger based upon the achievement of (1) 100% of the first-year cost savings projected by Hanmi’s management and advisors and (2) 50% of such projected first-year cost savings. FBR reviewed the following key per share trading valuation multiples for the Pro Forma Trading Peer Group: price to book value, price to tangible book value and price to 2004 estimated earnings based on consensus independent research analyst estimates, and computed mean values for each multiple. These mean multiples were then applied to the corresponding pro forma values for the combined company on the basis of both a 100% realization and a 50% realization of the projected first-year cost savings to calculate the implied values per share of Hanmi common stock following the completion of the proposed merger. As illustrated in the following table, FBR derived an implied range of values per share of PUB common stock of $19.22 to $36.79 based upon a 100% realization of the projected first-year cost savings and $19.22 to $36.79 based on a 50% realization of the projected first-year cost savings. To arrive at a weighted-average pro forma implied market value per Hanmi share, FBR assigned a weight of 60% to the implied value based on the mean 2004 estimated earnings multiple and a weight of 40% to the average of the implied values based on the mean price to book value multiple and the mean price to tangible book value multiple. The weighted-average valuation was $27.70 based on the 100% realization of the projected first-year cost savings and $25.88 based on the 50% realization of the projected first-year cost savings.

		Pro-Forma Combined/Hanmi/PUB per Share

		100% of Est. Cost
Pro-Forma Hanmi/PUB Peer Trading Group		Saves		50% of Est. Cost Saves

	Mean	Pro-Forma	Implied	Pro-Forma	Implied
Metric	Value	Per Share	Value	Per Share	Value

Price/ Book	258.2%	$14.25	$36.79	$14.25	$36.79
Price/ Tang. Book	304.6%	$6.31	$19.22	$6.31	$19.22
Price/2004 EPS	15.6x	$1.76	$27.45	$1.57	$24.49
Weighted Average Pro-Forma Implied Market Value of Hanmi Share			$27.70		$25.88

      The table below calculates implied values per share of PUB common stock for PUB stockholders (other than the Trust) based upon the exchange ratio resulting from Hanmi closing share prices of $19.00, $22.00 and $25.00 and the weighted-average pro forma implied market value per Hanmi share assuming both a 100% realization and a 50% realization of estimated first year cost savings. As illustrated in the following table, FBR derived an implied range of values per share of PUB common stock of $32.93 to $38.32 based on a weighted-average pro forma implied market value of $27.70 per Hanmi share and $30.76 to $35.80 based on a weighted-average pro forma implied market value of $25.88 per Hanmi share.

		100% of Est. Cost Saves		50% of Est. Cost Saves

		Wtd. Avg.		Wtd. Avg.
		Pro-Forma	Merger	Pro-Forma	Merger
		Implied	Consideration	Implied	Consideration
Buyer Closing	Exchange	Mkt. Value	Value per	Mkt. Value	Value per
Share Price	Ratio	of Hanmi Share	PUB Share	of Hanmi Share	PUB Share

$19.00	1.3833	$27.70	$38.32	$25.88	$35.80
$22.00	1.2727	$27.70	$35.25	$25.88	$32.94
$25.00	1.1887	$27.70	$32.93	$25.88	$30.76

      Other Analyses. FBR also reviewed certain other quantitative and non-quantitative information with respect to both PUB and Hanmi including various projected financial information on both a stand-alone and pro forma basis with respect to balance sheet composition, financial performance and non-interest operating expenses.

      No company used as a comparison in the above analyses is identical to PUB and Hanmi, and no other merger is identical to the proposed merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the value of the companies to which PUB and Hanmi were compared.

      Pursuant to the terms of the engagement letter dated October 30, 2003 between PUB and FBR, PUB will pay FBR a fee in connection with FBR’s acting as financial advisor to the special committee and rendering its opinion, a portion of which is contingent and payable upon the consummation of the merger. In addition, PUB has agreed to reimburse FBR for all reasonable out-of-pocket expenses incurred by FBR in connection with its engagement and to indemnify FBR against certain liabilities and expenses arising out of or incurred in connection with its engagement, including liabilities and expenses which may arise under the federal securities laws.

      One of FBR’s affiliates manages a fund that owns shares of PUB common stock. In addition, in the ordinary course of its business as a broker-dealer, FBR may purchase securities from and sell securities to PUB and Hanmi and their respective affiliates and may actively trade the equity securities of PUB and Hanmi for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Regulatory Approvals We Must Obtain for the Merger

      To complete the merger, we need to obtain approvals from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. These approvals and filings are described below.

      Board of Governors of the Federal Reserve System. The merger and the purchase of the PUB shares held by the Trust on behalf of Korea Exchange Bank are subject to the approval of the Board of Governors of the Federal Reserve System under the Bank Merger Act and related regulations. On February 11, 2004, Hanmi filed its application with the Federal Reserve Bank of San Francisco for the merger and the purchase of the shares of PUB common stock held by the Trust. In reviewing applications under the Bank Merger Act, the Federal Reserve must consider, in every case, the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the communities to be served and the effectiveness of both institutions in combating money laundering activities. In addition, the Federal Reserve may not approve a transaction:

•	that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

•	if its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly or in any other manner would be a restraint of trade, unless the Federal Reserve finds that the anticompetitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

      Under the Community Reinvestment Act of 1977, as amended, the Federal Reserve must also take into account the record of performance of each of the merging banks in meeting the credit needs of the entire community, including low and moderate income neighborhoods served by each institution. As part of the review process, the federal banking agencies frequently receive comments and protests from community groups and others.

      The merger may not be completed before the 30th calendar day after the date of the Federal Reserve’s approval, during which time the Department of Justice may challenge the transaction on antitrust grounds and may require the divestiture of certain assets and liabilities. With the concurrence of the Department of Justice, the Federal Reserve may reduce the waiting period to no less than 15 calendar days after the date of its approval.

      California Department of Financial Institutions. Under the California Financial Code, the merger is also subject to the prior approval of the California Commissioner of Financial Institutions. On February 11, 2004, Hanmi filed its application for approval of the bank merger with the California Commissioner. In determining whether to approve the merger, the California Commissioner must find that:

•	the merger will not result in a monopoly and will not be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the banking business in California;

•	the merger will not have the effect of substantially lessening competition, tending to create a monopoly, or otherwise being in restraint of trade unless the anticompetitive effect is clearly outweighed in the public interest by the probable effect of the merger in meeting the convenience and needs of the community to be served;

•	the stockholders’ equity of the surviving bank will be adequate and the financial condition of the surviving bank will be satisfactory;

•	the directors and executive officers of the surviving bank will be satisfactory;

•	the surviving bank will afford reasonable promise of successful operation and that it is reasonable to believe that the surviving bank will be operated in a safe and sound manner and in compliance with all applicable laws; and

•	the merger will be fair, just and equitable.

      Other Regulatory Approvals. Hanmi is not aware of any other regulatory approvals that would be required for completion of the merger except as described above. If any other approvals are required, it is presently contemplated that those approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

      The merger cannot proceed in the absence of the applicable regulatory approvals described above. There can be no assurance that those regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any of those approvals.

      The approval of any application merely implies the satisfaction of regulatory criteria for approval, which do not include review of the merger from the standpoint of the adequacy of the consideration to be received by PUB stockholders. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Accounting Treatment of the Merger by Hanmi

      We intend to treat the merger as a purchase by Hanmi of PUB under generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of PUB will be recorded, as of completion of the merger, at their respective fair values and added to those of Hanmi. Financial statements and reported results of operations of Hanmi issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of PUB.

Public Trading Markets

      Hanmi common stock is currently listed on the Nasdaq National Market under the symbol “HAFC.” PUB common stock is currently listed on the Nasdaq National Market under the symbol “PUBB.” Upon completion of the merger, PUB common stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934. The newly issued Hanmi common stock issuable pursuant to the merger agreement will be listed on the Nasdaq National Market.

Hanmi Dividends

      Hanmi currently pays a quarterly dividend of $0.10 per share, although the Hanmi board of directors may change this dividend policy at any time. During the second, third and fourth quarters of 2003, PUB declared cash dividends totaling $0.15 per share, and during the first, second, third and fourth quarters of 2003, Hanmi declared cash dividends totaling $0.40 per share.

      Hanmi stockholders will be entitled to receive dividends when and if declared by the Hanmi board of directors out of funds legally available for dividends. The Hanmi board of directors will periodically consider the payment of dividends, taking into account Hanmi’s financial condition and level of net income, Hanmi’s future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations.

PUB Stockholders’ Dissenters’ Rights of Appraisal

      Under Chapter 13 of the California General Corporation Law (“Chapter 13”), stockholders of PUB are entitled to exercise dissenters’ rights in connection with the merger. THE FOLLOWING SUMMARY OF THE RELEVANT PROVISIONS OF CHAPTER 13 IS NOT INTENDED TO BE A COMPLETE STATEMENT OF SUCH PROVISIONS. PUB STOCKHOLDERS ARE URGED TO READ IN FULL THE TEXT OF SECTIONS 1300 THROUGH 1304 OF CHAPTER 13, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT AS APPENDIX D.

      You must follow exactly the required procedures set forth in Sections 1300 through 1304 of Chapter 13 of the California General Corporation Law or any dissenters’ rights may be lost. Shares of PUB common stock held by stockholders who have perfected their dissenters’ rights in accordance with Chapter 13 and have not withdrawn their demands or otherwise lost their rights, are referred to in this section as “Dissenting Common Stock.”

      If the merger is consummated, you elect to exercise your dissenters’ rights and you perfect your rights in a timely and proper fashion in accordance with the procedures set forth in Chapter 13, you will be entitled to receive an amount equal to the “fair market value” of your shares. Chapter 13 provides that fair market value shall be determined as of December 19, 2003, the business day immediately preceding the public announcement of the merger. PUB believes the fair market value of its stock was $23.75 as of December 19, 2003, which was the average of the high and low prices of its stock on the Nasdaq National Market as of that date. However, even though you wish to exercise dissenters’ rights and are required to take certain actions before the PUB special meeting, if the merger agreement is later terminated and the merger is abandoned, you will no longer have the right to any payment from PUB by reason of having taken that action.

      You must satisfy each of the following requirements for your shares to be considered Dissenting Common Stock. However, because PUB common stock is listed on the Nasdaq National Market, Dissenting Common Stock must be purchased by PUB from a dissenting stockholder only if demands are made for payment with respect to 5% or more of the outstanding shares of PUB common stock.

      This 5% limitation does not apply to shares of PUB common stock that are subject to a restriction on transfer imposed by PUB or by any law or regulation. PUB is not aware of any restriction on transfer of its shares of common stock except restrictions which may be imposed upon stockholders who are deemed to be “affiliates” of PUB as that term is defined by Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). Those stockholders who believe there is some restriction affecting their shares should consult with their own counsel as to the nature and extent of any dissenters’ rights they may have.

      FOR PURPOSES OF CONVENIENCE, PLEASE SIMPLY ASSUME THAT THE TRANSACTION IS ONE THAT WOULD GIVE RISE TO THE EXERCISE OF DISSENTERS’ RIGHTS BY PUB STOCKHOLDERS AND ALL REMAINING PROCEDURES AND REQUIREMENTS OF THE LAW ARE APPLICABLE.

      In addition, PUB is required to purchase Dissenting Common Stock only if:

•	you have shares of PUB common stock outstanding as of the record date of the PUB stockholder’s meeting;

•	you vote your shares of PUB common stock against the principal terms of the merger agreement and the merger. It is not sufficient to abstain from voting. However, you may abstain as to part of your shares or vote part of those shares for the merger without losing the right to exercise dissenters’ rights with respect to those shares which were voted against the principal terms of the merger agreement and the merger. If you return a proxy without voting instructions or with instructions to vote “FOR” the proposal to approve the principal terms of the merger agreement and the merger, your shares will automatically be voted in favor of the principal terms of the merger agreement and the merger and you will lose your dissenters’ rights; and

•	you make a written demand to have PUB purchase those shares of common stock that were voted against the principal terms of the merger agreement and the merger for cash at their fair market value.

      The demand must:

•	be made by the record holder of the common stock (a beneficial owner of PUB common stock registered in the record ownership of another person (such as a broker or nominee) should instruct the record holder to follow the procedures for perfecting dissenters’ rights if the beneficial owner wants to dissent with respect to any or all of his or her shares of PUB common stock);

•	be received by PUB by not later than the date of the PUB special meeting (i.e., ● , 2004);

•	be mailed to, and received by, PUB at 3530 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90010, Attention: Lisa K. Pai, Corporate Secretary;

•	specify the holder’s name and mailing address;

•	specify the number of shares of PUB common stock held of record that the holder is demanding PUB to purchase;

•	state that the holder is demanding purchase of these shares of PUB common stock and the payment of their fair market value; and

•	contain a statement as to the price which the stockholder claims to be the fair market value of the shares as of December 19, 2003, the business day immediately preceding the announcement of the merger agreement (this statement will constitute an offer by the stockholder to sell his or her shares of PUB common stock at that price).

      In addition to the above requirements, it is recommended that you comply with the following conditions to ensure that the demand is properly executed and delivered:

•	the demand should be sent by registered or certified mail, return receipt requested;

•	the demand should be signed by the stockholder of record, or his or her duly authorized representative, exactly as his or her name appears on the stock certificates evidencing the shares;

•	a demand for the purchase of the shares jointly owned by more than one person should identify and be signed by all of such holders; and

•	any person signing a demand for purchase in any representative capacity, such as attorney-in-fact, executor, administrator, trustee or guardian, should indicate his or her title, and, if PUB so requests, furnish written proof of his or her capacity and authority to sign the demand.

      Furthermore, a stockholder may not withdraw a demand for payment without the consent of PUB.

      Within ten days after approval of the merger by PUB’s stockholders, PUB must mail a notice of the approval to all holders of PUB common stock who voted against the adoption of the principal terms of merger agreement and the merger at the PUB special meeting and made timely demands for purchase (and who are entitled to require PUB to purchase their common stock because holders of at least 5% of the outstanding shares of PUB common stock have done so). This notice must state the price determined by PUB to represent the fair market value of the Dissenting Common Stock as of December 19, 2003 (the business day immediately preceding the announcement of the merger agreement), a brief description of the procedures to be followed by those holders in order to pursue their dissenters’ rights, and a copy of Sections 1300-1304 of Chapter 13. A statement of price by PUB will constitute an offer by PUB to purchase all Dissenting Common Stock at the stated amount but if the merger has not then closed such offer will be conditioned on the merger becoming effective.

      Irrespective of the percentage of shares of PUB common stock with respect to which demands for appraisal have been properly filed, PUB must mail the notice referred to in the preceding paragraph to any stockholder who has filed a demand with respect to PUB common stock that are subject to transfer restrictions imposed by PUB or by any law or regulation.

      Within 30 days after the date on which PUB mails the notice of the approval of the merger by PUB’s stockholders, dissenting stockholders must submit the certificates representing the Dissenting Common Stock to PUB at the office it designates in the notice of approval. PUB will stamp or endorse the certificates with a statement that the shares are Dissenting Common Stock or PUB will exchange the certificates with certificates of appropriate denomination that are so stamped or endorsed. If a stockholder transfers any shares of PUB common stock before submitting the shares for endorsement, then such shares will lose their status as Dissenting Common Stock.

      If PUB and a dissenting stockholder agree that the shares of PUB common stock is Dissenting Common Stock and agree on the purchase price of the PUB common stock, the dissenting stockholder is entitled to receive the agreed-upon price with interest thereon at the legal rate on judgments from the date of such agreement. Payment for the Dissenting Common Stock must be made within 30 days after the later of the date of such agreement or the date on which all statutory and contractual conditions to the merger are satisfied. Payments are also conditioned on the surrender to PUB of the certificates representing the

Dissenting Common Stock and are subject to the restrictions imposed under California law on the ability of PUB to purchase outstanding shares of its capital stock.

      If PUB denies that any shares of its common stock is Dissenting Common Stock or the stockholder fails to agree with PUB as to the fair market value of the common stock, then, within six months after the notice of approval is mailed, any dissenting stockholder who has made a valid written demand and has not voted in favor of approval of the principal terms of the merger agreement and the merger may file a complaint in the Superior Court in the proper California county requesting a determination as to whether such common stock is Dissenting Common Stock or as to the fair market value of such holder’s shares of PUB common stock, or both. In the alternative, a dissenting stockholder may intervene in a pending action brought by any other dissenting stockholder. If a dissenting stockholder fails to file such a complaint or fails to intervene in a pending action within the specified six-month period, then dissenters’ rights will be lost. If the fair market value of the Dissenting Common Stock is at issue, the Court may appoint one or more impartial appraisers to determine the fair market value of such Dissenting Common Stock.

      Except as expressly limited by Chapter 13, holders of Dissenting Common Stock continue to have all the rights and privileges incident to their common stock until the fair market value of their common stock is agreed upon or determined.

      Cash dividends declared and paid by PUB on the Dissenting Common Stock after the date of approval of the adoption of the principal terms of the merger agreement and the merger by PUB’s stockholders and prior to payment for the Dissenting Common Stock will be credited against the total amount to be paid by PUB.

      A holder of Dissenting Common Stock may not withdraw a demand for payment unless PUB consents to such withdrawal. Dissenting Common Stock loses its status as Dissenting Common Stock, and dissenting stockholders cease to be entitled to require PUB to purchase their common stock, if:

•	the merger is abandoned;

•	the common stock is surrendered for conversion into shares of another class of PUB stock;

•	the common stock is transferred prior to its submission to PUB for the required endorsement;

•	the dissenting stockholder and PUB do not agree on the status of the common stock as Dissenting Common Stock or do not agree on the purchase price, and neither PUB nor the stockholder files a complaint or intervenes in a pending action within six months after PUB mails a notice that its stockholders have approved the merger; or

•	with PUB’s consent, the holder delivers to PUB a written withdrawal of such holder’s demand for purchase of the Dissenting Common Stock.

      Any demands, notices, certificates or other documents required to be delivered to PUB may be sent to:

Pacific Union Bank
3530 Wilshire Boulevard
Suite 1800
Los Angeles, California 90010
(213) 385-0909
Attention: Lisa K. Pai, General Counsel & Corporate Secretary

      If any holder of PUB common stock shall effectively withdraw or lose his or her right to appraisal of and payment for his or her dissenting shares after the effective time of the merger as provided in Chapter 13 of the California General Corporation Law, such shares shall be deemed to be undesignated shares and shall be converted at Hanmi’s discretion into the right to receive the per share merger consideration calculated as described under “MERGER AGREEMENT — Conversion of PUB Common Stock and PUB Stock Options beginning on page 64.”

THE MERGER AGREEMENT

      The following describes the material provisions of the merger agreement, including the effects of those provisions. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Appendix A to this document and is incorporated by reference into this document. We urge you to read the entire merger agreement carefully.

Structure

      Subject to the terms and conditions of the merger agreement, and in accordance with California law, at the completion of the merger, PUB will merge with and into Hanmi Bank, a direct and wholly owned subsidiary of Hanmi. Hanmi Bank will be the surviving corporation and will continue its corporate existence under the laws of the State of California. When the merger is completed, the separate corporate existence of PUB will terminate. Hanmi Bank’s certificate of incorporation will be the certificate of incorporation of the combined company, and Hanmi Bank’s bylaws will be the bylaws of the combined company. See “COMPARISON OF STOCKHOLDERS RIGHTS” beginning on page 83.

      The board of directors of Hanmi Bank will continue as the board of directors of the combined company. In addition, at or promptly after the completion of the merger, Hanmi will take all necessary action to appoint to the board of directors of both Hanmi and Hanmi Bank (1) one director designated by the special committee of the board of directors of PUB and (2) one director designated by Castle Creek LLC, in each case acceptable to Hanmi. See “— Board of Directors of Hanmi Following the Merger” beginning on page 73.

Conversion of PUB Common Stock and PUB Stock Options

      Conversion of PUB Common Stock. Upon completion of the merger, each outstanding share of PUB common stock not held by Hanmi or PUB will be converted into the right to receive a number of shares of Hanmi common stock equal to the exchange ratio. The shares of PUB common stock purchased by Hanmi from the Trust for cash prior to the merger will be cancelled rather than being converted into Hanmi shares in the merger.

      The exchange ratio will be calculated by dividing the “per share value” to be paid with respect to each share of PUB common stock by the Hanmi “closing share price.” The Hanmi closing share price will be the average of the daily volume weighted average sale price of one share of Hanmi common stock for the five trading days that immediately precede the completion of the merger. The per share value to be paid with respect to each share of PUB common stock will be calculated by dividing the aggregate consideration payable by Hanmi in the transaction (as described below) by 10,685,876, which is the number of shares of PUB common stock outstanding as of the execution of the merger agreement.

      The aggregate consideration to be paid to the Trust and PUB’s other stockholders in the transaction will consist of $164,562,490 and between 5,773,672 and 6,644,672 shares of Hanmi common stock. The exact number of shares of Hanmi common stock included in the transaction is a function of Hanmi’s closing share price. The formula generally works as follows:

Hanmi Closing
Share Price

	Hanmi Shares to be issued in transaction

Less than $19	6,120,093 ×	($19 Hanmi closing share price	)	,	but not more than 6,644,672 shares.
Between $19 and $25	6,120,093
Greater than $25	6,120,093 ×	($25 Hanmi closing share price	)	,	but not less than 5,773,672 shares.

      The maximum of 6,644,672 shares and minimum of 5,773,672 shares in the chart are a function of the “price protection” and corresponding “value cap” negotiated between Hanmi and PUB described below. With a closing share price of $17.50 or lower, Hanmi will issue 6,644,672 shares of Hanmi common stock in the transaction, and with a closing share price of $26.50 or higher, Hanmi will issue 5,773,672 shares of Hanmi common stock in the transaction.

      The following chart illustrates the number of shares of Hanmi common stock to be received upon exchange of each share of PUB common stock at various Hanmi “closing share prices”:

	“Per Share Value”	Number of Shares of
	Due Each PUB Share	Hanmi Common Stock	“Per Share Value” Due
Hanmi “Closing	(in Shares of Hanmi	Due Each PUB Share	Each PUB Share Owned
Share Price”	Common Stock)	in the Merger	by the Trust (in Cash)

$16.00	$25.35	1.5756	$25.35
$16.50	$25.66	1.5499	$25.66
$17.00	$25.97	1.5250	$25.97
$17.50	$26.28	1.5182	$26.28
$18.00	$26.28	1.4761	$26.28
$18.50	$26.28	1.4361	$26.28
$19.00	$26.28	1.3983	$26.28
$19.50	$26.57	1.3625	$26.57
$20.00	$26.85	1.3427	$26.85
$20.50	$27.14	1.3239	$27.14
$21.00	$27.43	1.3061	$27.43
$21.50	$27.71	1.2890	$27.71
$22.00	$28.00	1.2727	$28.00
$22.50	$28.29	1.2572	$28.29
$23.00	$28.57	1.2423	$28.57
$23.50	$28.86	1.2280	$28.86
$24.00	$29.15	1.2144	$29.15
$24.50	$29.43	1.2013	$29.43
$25.00	$29.72	1.1887	$29.72
$25.50	$29.72	1.1654	$29.72
$26.00	$29.72	1.1430	$29.72
$26.50	$29.72	1.1214	$29.72
$27.00	$29.99	1.1107	$29.99

      As evident in the chart, the per share value due each share of PUB common stock is fixed at $26.28 when Hanmi’s closing share price is between $17.50 and $19.00, and fixed at $29.72 when Hanmi’s closing share price is between $25.00 and $26.50. In consideration for Hanmi’s agreement to provide $1.50 in “price protection” by means of a floating exchange ratio to PUB’s stockholders in the event Hanmi’s closing share price falls below $19.00, PUB agreed that its stockholders would be subject to a corresponding “value cap” were Hanmi’s closing share price to rise to between $25 and $26.50.

      Tax Adjustment. In the event that Hanmi’s closing share price should fall significantly, resulting in a decrease in the value paid by Hanmi with respect to each share of PUB common stock such that the $164,562,490 in cash included in the transaction (plus 130% of any amounts estimated to be paid with respect to Dissenting Common Stock) represents more than 58% of the overall consideration (valued as of the closing date) (or such lesser amount as will enable Hanmi’s and PUB’s counsel to render opinions that the merger is a tax-free reorganization) to be paid for the acquisition of all of the outstanding shares of common stock of PUB, the cash payable to the Trust will be replaced with shares of Hanmi common stock, valued at $19 per share, until the cash included in the transaction represents only 58% of the aggregate consideration to be paid in the transaction (or such lesser amount as will enable Hanmi’s and PUB’s counsel to render opinions that the merger is tax-free reorganization). In the event of any adjustment, the number of shares of Hanmi common stock issued in the transaction will exceed 6,644,672 shares.

      Fractional Shares. Hanmi will not issue any fractional shares of its common stock in the merger. Instead, a PUB stockholder who would otherwise have received a fraction of a share of Hanmi common stock will receive an amount in cash, without interest, rounded to the nearest cent. This cash amount will be determined by multiplying the fraction of a share of Hanmi common stock to which each holder would otherwise be entitled by the average of the daily volume weighted average sale price of Hanmi common stock on the Nasdaq National Market for the five trading days immediately preceding the date the merger is completed. There will be no dividends or voting rights with respect to any fractional shares.

      Conversion of PUB Stock Options. Each outstanding option to purchase shares of PUB common stock granted under PUB’s 2000 stock option plan, whether vested or unvested, will become fully vested and exercisable prior to the merger, and if not exercised prior to the merger, will be automatically converted at the effective time of the merger into a fully-vested replacement option to purchase shares of Hanmi common stock. PUB stock options will continue to be governed by the terms of the PUB 2000 stock option plan, except that:

•	the number of shares of Hanmi common stock subject to the new Hanmi stock option will be equal to the product of the number of shares of PUB common stock subject to the PUB stock option and the exchange ratio, rounded, if necessary, to the nearest whole share; and

•	the exercise price per share of Hanmi common stock subject to the new Hanmi stock option will be equal to the exercise price per share of PUB common stock under the PUB stock option divided by the exchange ratio, rounded, if necessary, to the nearest one-hundredth of a cent.

      Hanmi has agreed to file a registration statement on Form S-8 with the Securities and Exchange Commission to register the shares of Hanmi common stock subject to the converted PUB stock options.

      Treatment of Hanmi Common Stock and Stock Options. Each share of Hanmi common stock and stock option outstanding at the time of the merger will remain outstanding and those shares will remain unaffected by the merger.

Distribution of the Merger Consideration/ Exchange of Shares

      At or promptly after completion of the merger, Hanmi will cause to be deposited with the exchange agent certificates representing shares of Hanmi common stock and cash in lieu of any fractional shares that would otherwise be issued in the merger.

      Promptly following the completion of the merger, and in no event later than five business days after the completion of the merger, Hanmi will cause the exchange agent to send to each holder of a PUB stock certificate a letter of transmittal and instructions for use in effecting the surrender of the PUB certificates in exchange for Hanmi certificates. The exchange agent will deliver certificates for Hanmi common stock and cash in lieu of fractional shares, if any, upon its receipt of the properly completed transmittal materials together with certificates representing a holder’s shares of PUB common stock.

      PUB stock certificates may be exchanged for Hanmi stock certificates with the exchange agent for up to twelve months after the completion of the merger. At the end of that period, any Hanmi stock certificates and cash will be returned to Hanmi. Any holders of PUB stock certificates who have not exchanged their certificates will then be entitled to look only to Hanmi, and only as general creditors of Hanmi, for Hanmi stock certificates and cash in lieu of fractional shares, if any, to be received as merger consideration.

      Until you exchange your PUB stock certificates for Hanmi stock certificates, you will not receive any dividends or other distributions in respect of any shares of Hanmi common stock you are entitled to receive in connection with the merger. Once you exchange your PUB stock certificates for Hanmi stock certificates, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares.

      If your PUB stock certificate has been lost, stolen or destroyed you may receive a Hanmi stock certificate upon the making of an affidavit of that fact. Hanmi may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Hanmi with respect to the lost, stolen or destroyed PUB stock certificate.

      After completion of the merger, there will be no further transfers on the stock transfer books of PUB.

      Hanmi will not issue any fractional shares of Hanmi common stock. Instead, a PUB stockholder who would otherwise have received a fraction of a share of Hanmi common stock will receive an amount of cash equal to the fraction of a share of Hanmi common stock to which that holder would otherwise be entitled multiplied by the daily volume weighted average sale price of a share of Hanmi common stock on the five trading days immediately preceding the completion of the merger.

      PUB common stock certificates should not be sent to PUB or Hanmi at this time. PUB stockholders will receive instructions for surrendering their certificates with their letter of transmittal.

Representations and Warranties

      The merger agreement contains a number of substantially reciprocal representations and warranties of Hanmi and PUB as to, among other things: due incorporation and qualification; corporate authority to enter into the contemplated transactions; required consents and filings with governmental entities; absence of conflicts with organizational documents, laws and material agreements; capitalization; ownership, due incorporation and qualification of subsidiaries; regulatory reports; financial statements; information supplied for use in this document; broker’s fees; absence of material changes or events; litigation; compliance with laws; material agreements; opinions of financial advisors; disclosure controls and procedures; and approvals from regulatory agencies. The merger agreement also includes representations and warranties of PUB with respect to tax matters; employee benefit plans; environmental matters; derivative transaction matters; loan matters; title to property; intellectual property and insurance matters.

      Most of these representations and warranties will be deemed to be true and correct unless the totality of any facts, circumstances or events inconsistent with any of those representations or warranties has had or is reasonably likely to have a material adverse effect on the party making such representation or warranty. For purposes of the merger agreement, “material adverse effect” means with respect to Hanmi or PUB, as the case may be:

•	a material adverse effect on the business, results of operations or financial condition of that party and its subsidiaries taken as a whole, other than:

•	changes in banking or similar laws, rules, regulations or policies of general applicability or interpretations by courts or governmental authorities or in generally accepted accounting principles or regulatory accounting requirements, in each case which are applicable to banks, thrifts or their holding companies generally;

•	any action or omission of either party taken with the prior written consent of the other party;

•	events, conditions or trends in economic, business or finance conditions generally or affecting banks, thrifts or their holding companies specifically, except to the extent that such party is materially and disproportionately affected by such conditions;

•	expenses incurred in connection with the merger or merger agreement (to the extent not in excess of such party’s good faith estimate provided to the other party);

•	any change in the stock price or trading volume of such party; and

•	a material adverse effect on that party’s ability to consummate the transactions contemplated by the merger agreement.

      The representations and warranties in the merger agreement do not survive the effective time of the merger and, as described below under “— Termination,” if the merger agreement is validly terminated, there will be no liability under the representations and warranties, or otherwise under the merger agreement, unless the party is in willful breach.

Principal Covenants

      Conduct of Business of PUB Pending the Merger. PUB has agreed in the merger agreement that, prior to the completion of the merger, except as expressly contemplated by the merger agreement or agreed to by Hanmi in writing, it will conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization and its rights, franchises and authorizations, preserve its goodwill with its customers and others with whom business relationships exist and to maintain the services of its current officers and employees.

      Additionally, PUB has agreed to certain restrictions on its activities that are subject to exceptions described in the merger agreement. The restrictions are on the following:

•	splits, combinations, reclassifications and other adjustments of capital stock and repurchases, redemptions or other acquisitions of capital stock or issuance of additional shares of its capital stock (except pursuant to the exercise of stock options);

•	paying dividends or other distributions on its capital stock (other than regular quarterly cash dividends not in excess of $0.05 per share of PUB common stock);

•	entering into any new lines of business, offering any new product or changing its lending, investment, risk and asset-liability management and other material banking or operating policies or procedures;

•	making capital expenditures other than in the ordinary course of business and not in excess of specified amounts;

•	amending its governing documents or entering into a business combination agreement with a third party except in connection with PUB’s exercise of its fiduciary right to terminate the merger agreement with Hanmi in order to accept a financially superior proposal from a third party;

•	acquiring a substantial equity interest in or a substantial portion of the assets of any business, corporation, partnership or other business organization or otherwise acquire any assets;

•	increasing compensation or benefits, except for non-executives in the ordinary course of business consistent with past practice, or adopting or amending employee benefit or compensation plans or agreements, or granting any severance or termination pay or any equity or equity-based awards;

•	selling, leasing, licensing, encumbering, assigning or otherwise disposing of or abandoning any of its assets, properties or rights or agreements, except sales of loans in the ordinary course of business;

•	opening, relocating, acquiring or closing any branch office or loan production, servicing or other banking office or facility, or filing an application to do any of the foregoing;

•	entering into, amending or terminating material contracts;

•	making loan commitments or loans in excess of specified amounts or releasing collateral in excess of specified amounts;

•	incurring indebtedness outside the ordinary course;

•	making any loan to, or transferring any properties to, or entering into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or affiliates;

•	making any material tax election or materially changing its tax accounting methods, entering any material tax liability settlements or compromise, filing any amended tax return with respect to any material tax, changing any annual tax accounting period, entering any closing agreement relating to any material tax or surrendering any right to claim a material tax refund;

•	settling litigation or proceedings in excess of a specified amount;

•	materially changing its investment securities portfolio policy, or the manner in which the portfolio is classified or reported;

•	changing its accounting methods, except as required by law;

•	entering into any securitizations of any loans or creating any special purpose funding or variable interest entity;

•	taking any action or failing to take any action that is intended or may reasonably be expected to result in the closing conditions to the merger not being satisfied; or

•	taking actions or entering into any agreements that could reasonably be expected to jeopardize or materially delay receipt of any required regulatory approvals or the consummation of the merger.

      Conduct of Business of Hanmi Pending the Merger. Pursuant to the merger agreement, Hanmi has agreed that, prior to the completion of the merger, except as expressly contemplated by the merger agreement or agreed to by PUB in writing, it will, and it will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organizations, and its rights, franchises and authorizations, to preserve its goodwill with its customers and others with whom business relationships exist, and to maintain the services of its current officers and employees.

      Additionally, Hanmi has agreed to certain restrictions on its (and its subsidiaries’) activities that are subject to exceptions described in the merger agreement. These restrictions are on the following:

•	amending their respective governing documents;

•	splits, combinations, reclassifications and other adjustments of capital stock and repurchases, redemptions or other acquisitions of capital stock or issuance of additional shares of their respective capital stock;

•	declaring or paying dividends or other distributions on its capital stock (other than regular quarterly cash dividends) not in excess of $0.10 per share of Hanmi common stock;

•	making any acquisition that would have a material adverse effect on Hanmi;

•	taking any action or failing to take any action that is intended or may reasonably be expected to result in the closing conditions to the merger or the financing not being satisfied;

•	making changes in its accounting methods; or

•	taking any action that could reasonably be expected to jeopardize or materially delay receipt of required regulatory approvals or the consummation of the merger.

      Stockholder Meetings and Duties to Recommend. PUB’s board of directors has agreed to recommend the approval of the principal terms of the merger agreement and the merger by PUB’s stockholders and to call a meeting of its stockholders for this purpose. Hanmi’s board of directors has agreed to recommend the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement by Hanmi’s stockholders and to call a meeting of its stockholders for this purpose. Each party’s board, however, can fail to make, withdraw or modify its recommendation in a manner adverse to the other party, in each case if the board determines in good faith, after consultation with outside financial and legal advisors, that the failure to do so would or would reasonably be expected to breach its fiduciary duties under applicable law.

      No Solicitation. Each party has agreed that it will, and will direct and use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents and representatives to, immediately cease any discussions or negotiations with any other party that may be ongoing with respect to an Acquisition Proposal (as defined below) conducted prior to December 22, 2003, and to use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal, including by requiring other parties to promptly return or destroy any confidential information previously furnished. Neither party may, nor may it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative to, (1) initiate, solicit or encourage an Acquisition Proposal from a third party, (2) provide any confidential information or data to any person relating to an Acquisition Proposal, (3) engage in any discussions or negotiations concerning any Acquisition Proposal, (4) except in the limited circumstances when PUB may terminate the merger agreement in order to accept a Superior Proposal (as defined below) from another bidder, enter into any agreement or letter of intent related to an Acquisition Proposal or (5) make any statement, recommendation or solicitation in support of any Acquisition Proposal; provided, however, that prior to the date of its stockholder meeting, if a party’s board of directors determines in good faith, after consulting with its outside legal and financial advisors, that the failure to do so would breach or would be reasonably expected to result in a breach of fiduciary duties under applicable law, such party may respond to an unsolicited Acquisition Proposal that its board believed in good faith constituted a Superior Proposal.

      “Acquisition Proposal” means an inquiry, proposal or offer, filing of any application or notice or disclosure of an intention to do any of the foregoing from any person relating to (a) the acquisition of a business that constitutes a substantial portion of net revenues, net income or assets of a party, (b) the acquisition of 10% or more of the voting securities of a party, (c) a tender or exchange offer resulting in any person beneficially owning 10% or more of any class of equity securities of a party or (d) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving either party with certain exceptions, including in the case of Hanmi the transactions contemplated by the securities purchase agreements or acquisitions that Hanmi is permitted to undertake by the merger agreement.

      “Superior Proposal” means a bona fide written proposal to acquire more than 50% of the combined outstanding voting securities of a party, or all or substantially all of a party’s assets, which its board of directors concludes in good faith (a) would be more favorable to its stockholders, from a financial point of view, than the merger and, in the case of Hanmi, the purchase for cash of the majority of the shares of PUB common stock held in trust on behalf of Korea Exchange Bank, (b) is reasonably capable of being consummated on its terms and (c) is fully financed or capable of being fully financed.

      Each party also agreed to promptly (within one business day) following the receipt of any Acquisition Proposal or similar inquiry, advise the other party of the receipt of any Acquisition Proposal or similar inquiry and to keep the other party apprised of any related developments, discussions and negotiations on a current basis and furnish the other party all materials provided or made available to any third party which were not provided to the others.

      Reasonable Best Efforts Covenant. Hanmi, Hanmi Bank and PUB have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all actions necessary, proper or advisable to comply with all legal requirements with respect to the merger, to complete the merger and the other transactions contemplated by the merger agreement and to obtain any governmental and third-party approvals required in connection with the merger.

      Financing Covenant. Hanmi agrees to use its reasonable best efforts to satisfy all conditions to the financing required under the relevant financing documents and to consummate the transactions contemplated by such financing documents. Hanmi may not amend, supplement, modify or terminate any such financing documents prior to the termination of the merger agreement without the written consent of PUB and the trustee of the trust established to hold the shares of PUB common stock formerly held by Korea Exchange Bank.

      Certain Other Covenants. The merger agreement contains additional mutual covenants, including covenants relating to the filing of this joint proxy statement/ prospectus, cooperation regarding filings and proceedings with governmental and other agencies and organizations and obtaining any governmental or third-party consents or approvals, the listing on the Nasdaq National Market of shares of Hanmi common stock to be issued in the merger or upon exercise of stock options following the merger, the termination of PUB’s tax sharing agreement with Korea Exchange Bank, matters relating to Section 16 under the Securities and Exchange Act of 1934, the payment of dividends and the lifting of the consent order issued by the Federal Deposit Insurance Corporation to PUB. In addition, the merger agreement also contains certain covenants regarding employee benefits (see “— Benefits Continuation” beginning on page 73), indemnification of the directors and officers of PUB (see “THE MERGER — Interests of PUB’s Directors and Officers in the Merger beginning on page 45”) and the composition of Hanmi’s board of directors following the merger (see “— Board of Directors of Hanmi and Hanmi Bank Following the Merger beginning on page 73”).

Principal Conditions to Completion of the Merger

      Conditions to Both Parties’ Obligations. The obligations of Hanmi and PUB to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of the following conditions:

•	receipt of the required approvals of Hanmi and PUB stockholders;

•	approval for the listing on the Nasdaq National Market of the Hanmi common stock to be issued in the merger or reserved for issuance upon exercise of assumed PUB stock options after the merger;

•	Hanmi’s registration statement on Form S-4, which includes this joint proxy statement/prospectus, being effective;

•	completion of required filings with, and receipt of required approvals by, governmental and regulatory bodies, agencies, officials or authorities (as described under “THE MERGER — Regulatory Approvals We Must Obtain for the Merger” beginning on page 59.) and the absence of any injunction or other legal prohibition against the merger; and

•	the purchase by Hanmi of most of the shares of PUB common stock held by the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock pursuant to the Voting and Sale Agreement, dated as of December 22, 2003, by and between Hanmi and the Trust.

      Conditions to Each Party’s Obligations. The obligations of each party to consummate the merger are subject to the following conditions:

•	the representations and warranties made by the other party are true and correct as of the date of the merger agreement and the completion of the merger, with only such exceptions as would not have a material adverse effect;

•	performance in all material respects by the other party of the obligations required to be performed by it at, or prior to, closing;

•	receipt of necessary non-governmental consents and approvals unless failure to obtain these would not reasonably be expected to have a material adverse effect on Hanmi or PUB;

•	no pending government-initiated proceedings seeking an injunction; and

•	receipt of an opinion of its counsel that the merger will constitute a tax-free reorganization.

      Additional Conditions to Hanmi’s Obligations. In addition to the above closing conditions, Hanmi is not required to consummate the merger unless PUB has terminated certain employee benefits plans (unless Hanmi has provided notice to PUB not to terminate such plans) and Hanmi has received the proceeds of the financing contemplated in the merger agreement (the private placement of shares of common stock and trust preferred securities) on the terms set forth in such financing documents.

Termination

      The merger agreement may be terminated at any time before the effective time of the merger in any of the following ways:

(a) by mutual agreement of the parties if the board of directors of each so determines by a vote of the majority of the members of its entire board;

(b) by either party:

•	after (1) 30 days following the denial or withdrawal of any requisite regulatory approval or (2) the issuance by any governmental entity of a final nonappealable order enjoining or otherwise prohibiting the merger;

•	if the merger has not been consummated by September 30, 2004;

•	in the event of an uncured material breach of a representation, warranty, covenant or agreement in the merger agreement by the other party;

•	in the event that Hanmi’s stockholders fail to give the necessary approvals at its stockholder meeting;

•	if the other party breaches its non-solicitation covenant in a manner materially adverse to the non-breaching party;

•	if the other party’s board of directors fails to recommend or adversely modifies its recommendation of the transaction or breaches its obligation to seek stockholder approval; and

(c) by PUB, but only during the period between the time the joint proxy statement/ prospectus is distributed to its stockholders and the date its stockholder meeting is held (but in no event more than 45 days from the distribution of the joint proxy statement/ prospectus), if its board of directors determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate the agreement with Hanmi in order to comply with its fiduciary duties to PUB and to PUB’s stockholders under applicable law; provided, however, that PUB must negotiate with Hanmi for five days so as to enable Hanmi to adjust the terms and conditions of the merger agreement to equal or exceed the competing proposal.

      If the merger agreement is validly terminated, the agreement will become void without any liability on the part of either party unless the party is in willful breach. However, the provisions of the merger agreement relating to termination fees and expenses, as well as the confidentiality agreement entered into between Hanmi and PUB, will continue in effect notwithstanding the termination of the merger agreement.

Termination Fee; Other Expenses

      Each of Hanmi and PUB has agreed to pay the other party (by wire transfer of immediately available funds) a termination fee of $12,000,000 if the merger agreement is terminated as a result of the other party changing its recommendation or failing to call its special meeting of stockholders (as described under “— Principal Covenants — Stockholder Meetings and Duties to Recommend” beginning on page 68.) or the other party has materially breached its obligations to not solicit alternative transactions (as described under “— Principal Covenants — No Solicitation” beginning on page 69).

      PUB has agreed to pay Hanmi (by wire transfer of immediately available funds) a termination fee of $12,000,000 if the merger agreement is terminated by PUB in order to enter into a definitive agreement, or similar agreement, relating to a Superior Proposal.

      PUB has agreed to pay Hanmi (by wire transfer of immediately available funds) a fee of $4,000,000 if the merger agreement is terminated by:

•	Hanmi because of an uncured material breach by PUB of its representations, warranties, covenants or agreements contained in the merger agreement, or

•	Hanmi or PUB because the merger has not been consummated by September 30, 2004 and at the time of the termination no PUB stockholder vote has been taken,

and, in each case, a competing Acquisition Proposal for PUB has been publicly announced or communicated to the senior management or to the board of directors of PUB after the date of the merger agreement and on, or prior to, the date of the termination of the merger agreement.

      If within twelve months following any such termination referred to above in the immediately preceding paragraph, PUB enters into a definitive agreement for, or consummates, an Acquisition Proposal, then PUB will pay to Hanmi an additional $8,000,000.

      Hanmi has agreed to pay PUB (by wire transfer of immediately available funds) a fee of $4,000,000 if the merger agreement is terminated by:

(1) PUB because of an uncured material breach by Hanmi of its representations, warranties, covenants or agreements contained in the merger agreement,

(2) Hanmi or PUB due to a failure to receive the required approval of Hanmi stockholders, or

(3) Hanmi or PUB because the merger has not been consummated by September 30, 2004 and at the time of the termination no Hanmi stockholder vote has been taken,

and, in each case a competing Acquisition Proposal for Hanmi has been publicly announced or communicated to the senior management or to the board of directors of Hanmi after the date of the merger agreement and, in the case of (2), on or prior to Hanmi’s stockholder meeting, or, in the case of (1) or (3), on or prior to the date of termination of the merger agreement.

      If, within twelve months following any such termination referred to above in the paragraph, Hanmi enters into a definitive agreement for, or consummates, an Acquisition Proposal, then Hanmi will pay to PUB an additional $8,000,000.

      Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring the cost or expense; provided, however, that PUB will pay the fees and expenses of the financial advisor and legal advisors to the Trust.

Extension; Waivers

      Any provision of the merger agreement may be waived, or the time for performance extended, before the completion of the merger if, but only if, the extension or waiver is in writing and signed by each party against whom the waiver is to be effective, provided that the Trustee must consent in writing to any agreement on the part of PUB to any such extension or waiver.

Benefits Continuation

      The merger agreement provides that employees of PUB will be eligible to participate in the Hanmi benefit plans in which similarly situated employees of Hanmi or Hanmi Bank participate, to the same extent that similarly situated employees of Hanmi and Hanmi Bank participate.

      The Hanmi plans will recognize, for purposes of eligibility, participation, vesting and benefit accrual (but not for accrual under any defined pension plan) all service with PUB as service with Hanmi. Hanmi will also assume all obligations of PUB and its subsidiaries in accordance with the terms of PUB’s plans, contracts, arrangements or understandings as identified by PUB in accordance with the merger agreement.

Board of Directors of Hanmi and Hanmi Bank Following the Merger

      At the closing of the merger, Hanmi and Hanmi Bank will add to its existing board of directors (1) one director designated by the special committee of the board of directors of PUB and (2) one director designated by Castle Creek Financial LLC, in each case acceptable to Hanmi. The director designated by PUB will be appointed as a Class I director and the director designated by Castle Creek will be appointed as a Class III director.

THE VOTING AND SALE AGREEMENT

      The following describes certain material provisions of the voting and sale agreement with the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, including the effects of those provisions.

General

      In connection with the merger agreement, Hanmi entered into a voting and sale agreement with the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, whereby, among other things, the Trust has agreed to (1) vote the 6,624,052 shares of PUB common stock it holds in trust for Korea Exchange Bank in favor of the approval of the principal terms of the merger agreement and the merger and (2) immediately prior to the merger, sell to Hanmi most of these shares of PUB common stock for cash.

Voting Obligation and Transfer Restrictions

      Pursuant to the voting and sale agreement, the Trust must vote all of its shares of PUB common stock (1) in favor of the merger agreement; (2) against any “Acquisition Proposal,” as such term is defined in the merger agreement; and (3) against any action of PUB that might result in the termination of the merger agreement.

      Subject to a de minimis exception to cover its expenses, the Trust may not transfer any of its shares of PUB common stock or impair its right to vote those shares in the manner described above.

Cash Purchase Price Per Share and Number of Shares Purchased

      The number of shares of PUB common stock purchased by Hanmi for cash will be $164,562,490 divided by the imputed value paid per share of PUB common stock (in shares of Hanmi stock) to PUB’s minority stockholders in the merger.

Registration Rights

      Hanmi has agreed to use its reasonable best efforts to register in this registration statement, of which this joint proxy statement/prospectus is a part, any shares received by the Trust for resale to the public. Hanmi has also agreed to use its reasonable best efforts to keep this registration statement effective for up to one year following the merger. See “Selling Stockholder” beginning on page 103.

Non-Solicitation

      The Trust may not solicit, encourage, engage in negotiations concerning or knowingly facilitate any Acquisition Proposal, except that the Trust may enter into discussions with third parties who have made an Acquisition Proposal to the same extent that PUB may do so under the merger agreement.

      The Trust has agreed to, and to cause its investment bankers, attorneys, accountants, consultants and other agents, advisors or intermediaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the execution of the voting and sale agreement with respect to any Acquisition Proposal or any other acquisition by any third party of the beneficial ownership of the shares of PUB common stock it holds on behalf of Korea Exchange Bank.

Termination

      The agreement will terminate on the earlier to occur of (1) the completion of the merger or (2) the termination of the merger agreement.

THE VOTING AGREEMENTS

      The following describes certain material provisions of the voting agreements, including the effects of those provisions.

General

      In connection with the merger, each member of the board of directors of Hanmi holding shares of Hanmi common stock entered into a voting agreement with PUB and the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock, whereby each director agrees to vote his shares of Hanmi common stock at the Hanmi special meeting in favor of the issuance of Hanmi common stock pursuant to the merger agreement and in the private placement.

Voting Obligation and Transfer Restrictions

      Pursuant to these voting agreements, these stockholders will vote all of their shares of Hanmi common stock (1) in favor of the issuance of the shares of Hanmi common stock pursuant to the merger agreement and in the private placement; (2) against any action or agreement that is intended or would reasonably be likely to result in any conditions to Hanmi’s obligations under the merger agreement, the securities purchase agreements or the voting and sale agreement with the Trust not being fulfilled or would reasonably be likely to result in a breach of any representation, warranty, covenant or agreement of Hanmi under the merger agreement, the securities purchase agreements or the voting and sale agreement with the Trust; and (3) against any other action or agreement that is intended, or would reasonably be expected, to impede, interfere with, delay or postpone the merger, the financing or the other transactions contemplated by the merger agreement the securities purchase agreement or the voting and sale agreement with the Trust.

      These respective stockholders may not sell, transfer or otherwise dispose of any of their shares of Hanmi common stock until the earlier of (1) the completion of the merger or (2) the termination of the merger agreement in accordance with its terms, unless each person to whom the shares are transferred has agreed in writing to hold the shares subject to the terms and conditions of the voting agreements and to perform all of the respective stockholder’s obligations under the voting agreement with respect to these shares.

Termination

      The agreement will terminate on the earlier to occur of (1) the completion of the merger or (2) the termination of the merger agreement.

THE FINANCING DOCUMENTS

      The following describes certain material provisions of the financing documents, including the effects of those provisions.

Securities Purchase Agreements

      Structure. Subject to the terms and conditions of the securities purchase agreements, certain purchasers, including five members of Hanmi’s board of directors, have agreed to purchase in a private placement shares of Hanmi common stock totaling 3,947,369 shares in the aggregate at a purchase price of $19.00 per share in cash. The private placement will close two business days prior to the completion of the merger.

      Representations and Warranties. The securities purchase agreements contain a limited number of substantially reciprocal representations and warranties made by Hanmi and each purchaser as to, among other things: due incorporation or formation, authority to enter the contemplated transactions and absence of conflicts with organizational documents, laws and material agreements. In addition, Hanmi represents and warrants as to its capitalization, the validity of the issuance of its shares and the material accuracy of its SEC filings. Each purchaser represents and warrants as to its eligibility as an “accredited investor” under the SEC’s rules and as to its opportunity to conduct due diligence with regard to Hanmi.

      Conditions to Closing the Private Placement. The obligations of Hanmi and each purchaser to consummate the private placement are subject to the satisfaction at or before the closing of the private placement of the following conditions:

•	all representations and warranties and other statements of the other party are, at and as of the closing of the private placement, true and correct in all material respects;

•	the other party has performed in all material respects all of its obligations under the relevant securities purchase agreement; and

•	all conditions precedent to the consummation of the private placement contemplated by the merger agreement have been satisfied or waived.

In addition, the obligations of each purchaser is subject to the condition that the purchaser receive at the closing of the private placement an opinion of counsel to Hanmi with regard to certain representations and warranties made by Hanmi.

      Termination. Each of the securities purchase agreements may be terminated at any time before the closing of the private placement in any of the following ways:

•	by mutual consent of Hanmi and the purchaser;

•	by either Hanmi or the purchaser if it is not in material breach of its obligations under the securities purchase agreement and the other party has materially breached any of its obligations under the securities purchase agreement;

•	by either Hanmi or the purchaser if the closing of the private placement has not occurred by September 30, 2004; and

•	automatically in the event that the merger agreement is terminated before the closing of the private placement.

      Restriction on Purchase and Sale. Each purchaser agrees not to:

•	purchase any other securities of Hanmi prior to the closing; and

•	sell any of the shares to be purchased under the agreement for three months following the closing.

Because the shares issued to the purchasers are being issued in a private placement, the purchasers may not reoffer or resell the shares until Hanmi registers the shares with the SEC or pursuant to an exemption from registration.

      Registration Rights. Within 90 days of closing, Hanmi must file a shelf registration statement providing for the registration, for resale to the public, on a continuous or delayed basis, of the shares purchased pursuant to the securities purchase agreements. Hanmi is required to use its reasonable best efforts to have the registration statement declared effective within 60 days after filing and keep it effective for one year from the closing. All registration expenses (other than underwriting discounts and associated fees) will be borne by Hanmi. Hanmi will enter into a customary registration rights agreement with these purchasers at closing.

Agency Agreement

      Hanmi entered into an agreement with Castle Creek Financial LLC whereby Castle Creek agreed to act as financial advisor to Hanmi in its efforts to sell its shares of common stock through the private placement discussed above. In exchange for its services in soliciting prospective purchasers of the shares of Hanmi common stock sold through the private placement, Hanmi will pay Castle Creek an advisory fee equal to four percent (4%) of the total value of the shares of Hanmi common stock sold pursuant to the private placement and will issue to Castle Creek a warrant to purchase one percent (1%) of the number of fully diluted post-offering shares of Hanmi common stock outstanding with a per share strike price equal to $19.00, which warrant will contain customary terms and conditions reasonably acceptable to the parties. Regardless of whether the private placement is completed, Hanmi must reimburse Castle Creek, upon its demand, for all of its reasonable out-of-pocket expenses.

Trust Preferred Securities Agreements

      Hanmi has entered into an agreement with Trapeza Funding V, LLC whereby Trapeza agreed to arrange a private placement of $60 million in trust preferred securities through one or more newly-formed trusts. These trust preferred securities will be offered in two tranches of $30 million each. The funding of the first tranche occurred on January 8, 2004; the funding of the second tranche is expected to occur on or around May 1, 2004 and simultaneously with the completion of the merger.

      The second tranche of the trust preferred offering, which will be on the same terms as the first tranche, is contingent upon (1) the removal of any regulatory order in place against PUB or Hanmi and (2) the absence of any material adverse change prior to the completion of the merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES OF THE MERGER

      The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of PUB common stock other than the Trust. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended, (the “Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

      For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation or other entity created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

      If a partnership holds shares of PUB common stock, the tax treatment of a partner will generally depend on the status of the partnership. If you are a partner of a partnership holding shares of PUB common stock, you should consult your tax advisors.

      This discussion assumes that you hold your shares of PUB common stock as a capital asset. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a PUB stockholder subject to the alternative minimum tax provisions of the Code;

•	a PUB stockholder who received PUB common stock through the exercise of qualified employee stock options or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any PUB benefit plan; or

•	a PUB stockholder who holds shares of PUB common stock as part of a hedge against currency risk, a straddle or a constructive sale or conversion transaction.

      Based on representations contained in representation letters provided by Hanmi and PUB and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Simpson Thacher & Bartlett LLP, counsel to Hanmi, and Manatt, Phelps & Phillips, LLP, counsel to PUB, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, the material United States federal income tax consequences of the merger are as follows:

•	you will not recognize gain or loss when you exchange your shares of PUB common stock for shares of Hanmi common stock, except to the extent of any cash received in lieu of a fractional share of Hanmi common stock;

•	your tax basis in the shares of Hanmi common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your tax basis in the shares of PUB common stock you surrender; and

•	your holding period for the shares of Hanmi common stock that you receive in the merger will include your holding period for the shares of PUB common stock that you surrender in the exchange.

      If you acquired different blocks of shares of PUB common stock at different times and at different prices, your basis and holding period in your shares of Hanmi common stock may be determined with reference to each block of PUB common stock.

      Cash in lieu of Fractional Shares. You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of Hanmi common stock equal to the difference between the amount of cash received and the tax basis allocated to that fractional share.

      Dissenting Stockholders. Holders of shares of PUB common stock who dissent with respect to the merger as discussed in “THE MERGER — PUB Stockholders’ Dissenters’ Rights” beginning on page 60, and who receive cash in respect of their shares of PUB common stock, will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

      Taxation of Capital Gain. Gain or loss that you recognize in connection with the merger will generally constitute capital gain or loss and will constitute long-term capital gain or loss if your holding period in your shares of PUB common stock is greater than one year as of the date of the merger. If you are a non-corporate holder of shares of PUB common stock, this long-term capital gain generally will be taxed at a maximum United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitation.

      It is a condition to the closing of the merger that Hanmi and PUB receive opinions from Simpson Thacher & Bartlett LLP and Manatt, Phelps & Phillips, LLP, respectively, that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on updated representation letters provided by Hanmi and PUB to be delivered at the time of closing, and on customary factual assumptions and will assume that the merger will be completed according to the terms of the merger agreement. Although the merger agreement allows us to waive this condition to closing, we currently do not anticipate doing so. If either of us does waive this condition, we will inform you of this decision and ask you to vote on the merger taking this into consideration.

      Hanmi and PUB have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

      Backup Withholding. If you are a non-corporate holder of shares of PUB common stock, you may be subject to information reporting and backup withholding on any cash payments you receive. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger; or

•	are otherwise exempt from backup withholding.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

      Reporting Requirements. If you receive shares of Hanmi common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

      This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

DESCRIPTION OF HANMI’S CAPITAL STOCK

      In this section, we describe the material features and rights of Hanmi’s capital stock. This summary is qualified in its entirety by reference to applicable Delaware law, Hanmi’s certificates of incorporation, and Hanmi’s bylaws, as described below. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 105.

Hanmi Capital Stock

General

      Hanmi is currently authorized to issue 50,000,000 shares of common stock having a par value of $0.001 per share and 10,000,000 shares of preferred stock having a par value of $0.001 per share. Each share of Hanmi common stock has the same relative rights as, and is identical in all respects to, each other share of Hanmi common stock.

      As of      ●     , 2004, there were      ●      shares of Hanmi common stock outstanding,      ●      shares of Hanmi common stock held in treasury and      ●      shares of Hanmi common stock reserved for issuance pursuant to Hanmi’s stock option plan. After giving effect to the merger and the related financing on a pro forma basis, approximately      ●      million shares of Hanmi common stock will be outstanding.

Common Stock

      Distributions. Subject to certain regulatory restrictions, Hanmi can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors.

      Hanmi is a holding company, and Hanmi’s primary source for the payment of dividends is dividends from its direct, wholly owned subsidiary, Hanmi Bank. The payment of dividends by Hanmi is subject to limitations that are imposed by law and applicable regulation. The holders of the common stock of Hanmi are entitled to receive and share equally in dividends declared by the board of directors of Hanmi out of funds legally available therefor. If Hanmi issues preferred stock, the holders of that preferred stock may have a priority over the holders of the common stock with respect to dividends.

      Voting Rights. The holders of common stock of Hanmi possess exclusive voting rights in Hanmi. They elect the Hanmi board of directors and act on such other matters as are required to be presented to them under Delaware law or Hanmi’s certificate of incorporation or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Certain matters require a two-thirds stockholder vote.

      Liquidation. In the event of any liquidation, dissolution or winding up of Hanmi Bank, Hanmi, as holder of Hanmi Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Hanmi Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to certain depositors of Hanmi Bank, all assets of Hanmi Bank available for distribution. In the event of liquidation, dissolution or winding up of Hanmi, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Hanmi available for distribution. If preferred stock is issued, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

      Preemptive Rights. Holders of Hanmi common stock do not have preemptive rights with respect to any shares that may be issued. Shares of Hanmi common stock are not subject to redemption.

      Restrictions on Common Stock in connection with the Trust Preferred Offering. Under the terms of the debt instrument issued in connection with the trust preferred financing, Hanmi cannot declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of Hanmi’s capital stock if (1) an event of default under such debt instrument has occurred and is continuing or (2) if Hanmi gives notice of its election to begin an extension period whereby it defers payment of interest on the trust preferred securities authenticated or delivered under the debt instrument for a period of up to twenty consecutive quarterly interest payment periods and shall not have rescinded such notice, or such an extension period, or any extension thereof, shall be continuing.

Preferred Stock

      Shares of Hanmi preferred stock may be issued with such designations, powers, preferences and rights as the Hanmi board of directors may from time to time determine. Hanmi’s board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of Hanmi common stock and may assist management in impeding an unsolicited takeover or attempted change in control.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

      Hanmi and PUB are incorporated under the laws of the States of Delaware and California, respectively, and, accordingly, the rights of Hanmi and PUB stockholders are governed by the laws of its state of incorporation. As a result of the merger, PUB stockholders will become stockholders of Hanmi. Thus, following the merger, the rights of PUB stockholders who become Hanmi stockholders in the merger will be governed by the laws of the State of Delaware and will also then be governed by Hanmi’s certificate of incorporation and bylaws. Hanmi’s certificate of incorporation and bylaws will be unaltered by the merger. We have summarized below certain differences between:

•	the California Corporations Code and the Delaware General Corporation Law; and

•	your current rights under the articles of incorporation and bylaws of PUB and your rights under the certificate of incorporation and bylaws of Hanmi.

      The following summary does not purport to be a complete statement of the rights of stockholders under the applicable legal provisions, charters and bylaws mentioned above. The summary is qualified in its entirety by reference to the California Corporation Code and the Delaware General Corporation Law and the governing corporate instruments of Hanmi and PUB.

Authorized Capital

      Hanmi. The authorized capital stock of Hanmi consists of:

•	50,000,000 shares of Hanmi common stock, par value $0.001 per share; and

•	10,000,000 shares of Hanmi preferred stock, par value $0.001 per share.

      PUB. The authorized capital stock of PUB consists of 30,000,000 shares of PUB common stock, par value $6.00 per share.

Number and Election of Directors

      Hanmi. The board of directors of Hanmi currently has eleven members. Hanmi’s bylaws provide that the Hanmi board of directors will consist of not less than nine nor more than fifteen directors to be fixed from time to time by the bylaws or a resolution of the Hanmi board of directors. The board of directors is currently set at eleven directors. See “THE MERGER AGREEMENT — Board of Directors Following the Merger” beginning on page 73 for a description of Hanmi’s board of directors after the merger.

      Hanmi’s certificate of incorporation provides that Hanmi’s board of directors is divided into three classes as nearly equal in number as possible, with terms of office of one class of directors expiring each year, resulting in each class serving a staggered three-year term.

      PUB. The board of directors of PUB currently has nine members. PUB’s bylaws provide that the PUB board of directors will consist of not less than eight nor more than fifteen directors with the exact number to be fixed from time to time by majority vote or written consent of the PUB board of directors or a vote or written consent of the majority of the outstanding shares of PUB common stock.

Nomination of Directors

      In the case of Hanmi, nominations of candidates for election to the board of directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, by the board of directors or by any Hanmi stockholder. Specifically, the bylaws provide that for a stockholder to properly nominate a candidate at an annual or special meeting, the stockholder must (A) be a stockholder of record on the date of giving timely written notice and on the record date of the determination of stockholders entitled to vote at such annual or special meeting and (B) give timely written notice of the nomination to the Secretary of Hanmi. In order to be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of Hanmi (1) in the case of annual meeting, not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs and (2) in the case of a special meeting of stockholders called for the purpose of electing directors, not more than 90 days prior to such meeting and not later than the later of 60 days prior to the special meeting or 10 days following the day on which public announcement of the meeting is first made by Hanmi.

      In the case of PUB, its bylaws provide that nominations of candidates for election as directors may be made by PUB’s board of directors or by any stockholder of any outstanding class of voting stock entitled to vote for the election of directors. Specifically, the bylaws provide that PUB stockholders are required to give advance written notice to the president of PUB of their intention to nominate a candidate, and such notice must be received by the president no more than 60 days prior to any stockholders’ meeting called for the election of directors and no more than 10 days after the date the notice of such meeting is sent to stockholders; provided, however, that if 10 days’ notice of the meeting is given to stockholders, the notice of intention to nominate must be received by the president not later than the time fixed in the notice of the meeting for the opening of the meeting.

Voting Rights

      In the case of Hanmi, the affirmative vote of the holders of at least two-thirds of the outstanding voting stock entitled to vote, as well as such additional vote of the preferred stock as may be required by the provisions of any series of preferred stock, is required under certain circumstances to amend or repeal certain provisions of the certificate of incorporation, including the provisions relating to the approval of certain business combinations, the number and classification of directors, action by written consent, the directors and officers, indemnification and amendment of its bylaws by Hanmi stockholders. If, however, any such action is recommended by at least two-thirds of the board of directors, then approval of the action will require only such affirmative vote as is required by Delaware law.

      Under Delaware law, stockholders of a Delaware corporation do not have cumulative voting rights in the election of directors unless the certificate of incorporation so provides. Hanmi’s certificate of incorporation does not provide for cumulative voting.

      Under California law, stockholders of a listed California corporation have cumulative voting rights in the election of directors unless the certificate of incorporation or bylaws has eliminated this voting right. PUB’s bylaws expressly provide for cumulative voting.

      In the case of both Hanmi and PUB, the presence in person or by proxy of shares representing a majority of shares entitled to vote at a stockholders’ meeting is considered a quorum.

Filling Vacancies on the Board of Directors and Removal of Directors

      In the case of Hanmi, vacancies and newly created directorships are filled by a two-thirds vote of the directors then in office, though less than a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom that person succeeds. When the number of directors is changed, the board of directors shall determine the class or classes to which the increased or decreased number of directors shall be apportioned, provided that, no decrease in the number of directors shall shorten the term of any incumbent director. The Hanmi certificate of incorporation permits a director to be removed with or without cause upon a vote of a majority of the outstanding shares.

      In the case of PUB, vacancies, except those created by the removal of a director, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director. PUB stockholders may elect a director at any time to fill a vacancy not filled by the directors. Any such election by written consent requires the consent of holders of a majority of the outstanding shares entitled to vote. A vacancy due to the removal of a director may only be filled by the vote of a majority of the shares of PUB common stock entitled to vote represented at a duly held meeting at which a quorum is present, or by the unanimous written consent of the holders of the outstanding shares of PUB common stock.

      Under California law, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote. However, no individual director may be removed, unless the entire board is removed, if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting.

Indemnification of Directors and Officers

      General — Delaware. Under Delaware law, a corporation generally may indemnify directors and officers:

•	for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•	with respect to any criminal proceeding, to the extent they had no reasonable cause to believe that their conduct was unlawful.

      In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

      General — California. California law permits indemnification of expenses incurred in derivative or third-party actions, except with respect to derivative actions:

•	no indemnification may be made when a person is adjudged liable to the corporation in the performance of that person’s duty to the corporation and its stockholders unless a court determines the person is entitled to indemnity for expenses, and then indemnification may be made only to the extent that such court shall determine; and

•	no indemnification may be made without court approval in respect of (1) amounts paid or expenses incurred in settling or otherwise disposing of a threatened or pending action or (2) amounts incurred in defending a pending action that is settled or otherwise disposed of.

      In the case of Hanmi, its certificate of incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of his fiduciary duties as a director to the fullest extent authorized by Delaware law against all expense, liability and loss reasonably incurred or suffered. Hanmi’s certificate of incorporation further permits Hanmi to maintain insurance on behalf of any director or officer of Hanmi.

      Pursuant to indemnification agreements, PUB must indemnify each of its agents against expenses, judgments, fines, settlements and other amounts, actually and reasonably incurred by such person having been made or having been threatened to be made a party to a proceeding to the fullest extent possible under California law, and PUB must advance the expenses reasonably expected to be incurred by such agent in defending such proceeding upon receipt of the undertaking required by California law.

Ability to Call Special Meetings and Act by Written Consent

      In the case of Hanmi, except as otherwise required by law, special meetings of stockholders may be called only by the chairman of the board of directors, if there is one, or by the board of directors pursuant to a resolution approved by the affirmative vote of at least a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption), or by the president of Hanmi.

      In the case of PUB, except as otherwise required by law, special meetings of stockholders may be called at any time by the chairman of the board of directors, the president, the board of directors or by one or more stockholders holding not less than ten percent of the outstanding shares entitled to vote.

Stockholder Proposals

      In the case of Hanmi, its bylaws provide that stockholder proposals may be brought before an annual or special stockholders’ meeting where stockholders give advance notice to Hanmi of any business to be brought by a stockholder before an annual or special stockholders’ meeting. Specifically, the bylaws provide that for a stockholder to properly bring business before an annual or special meeting, the stockholder must (1) be a stockholder of record on the date of giving timely written notice and on the record date for the determination of stockholders entitled to vote at such annual or special meeting and (2) must give timely written notice of the nomination to the Secretary of Hanmi. In order to be timely, a stockholder’s notice to the Secretary (other than a request for inclusion of a proposal in the Hanmi’s proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended) must be delivered to the principal executive offices of Hanmi not less than 60 days nor more than 90 days prior to the anniversary date of the mailing of proxy materials by Hanmi in connection with the preceding year’s annual meeting, and, in the case of a special meeting, not more than 90 days prior to such meeting and not later than the later of 60 days prior to the special meeting or 10 days following the day on which public announcement of the meeting is first made by Hanmi; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever occurs first.

      PUB’s bylaws do not require any advance notice for stockholder proposals to be brought before an annual or special stockholders’ meeting.

Dividends

      Subject to certain regulatory restrictions, Hanmi can pay dividends out of its statutory surplus or from certain net profits if, as and when declared by its board of directors. The holders of Hanmi common stock are entitled to receive and share equally in dividends declared by the board of directors of Hanmi out of funds legally available for such dividends. If Hanmi issues preferred stock, the holders of that preferred stock may have a priority over the holders of the common stock with respect to dividends.

      Hanmi is a holding company, and Hanmi’s primary source for the payment of dividends is dividends from its direct, wholly owned subsidiary, Hanmi Bank. The payment of dividends by Hanmi is subject to limitations that are imposed by law and applicable regulation.

      Under the terms of the debt instrument issued in connection with the trust preferred financing, Hanmi cannot declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of Hanmi’s capital stock if (1) an event of default under such debt instrument has occurred and is continuing or (2) if Hanmi gives notice of its election to begin an extension period whereby it defers payment of interest on the trust preferred securities authenticated or delivered under the debt instrument for a period of up to twenty consecutive quarterly interest payment periods and shall not have rescinded such notice, or such an extension period, or any extension thereof, shall be continuing.

      Under California law, and subject to certain regulatory restrictions, PUB may not make any distribution to its stockholders unless either (1) PUB’s retained earnings immediately prior to the proposed distribution equals or exceeds the amount of the proposed distribution; (2) immediately after giving effect to the distribution, PUB’s assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least 1.25 times its liabilities (not including deferred taxes, deferred income and other deferred credits) or (3) PUB’s current assets would be at least equal to its current liabilities (or 1.25 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the average interest expense for such years).

Liquidation Rights

      In connection with the 10,000,000 shares of preferred stock authorized in its articles of incorporation, Hanmi’s board of directors has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. If preferred stock is issued, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

      Shares of PUB common stock do not have any liquidation preferences. Further, PUB’s articles of incorporation do not authorize the issuance of any preferred stock.

Dissenters’ Rights

      Under California law, holders of PUB common stock may have the right to receive an appraisal of the fair value of their shares of PUB common stock in connection with the merger. To exercise dissenters rights, a PUB stockholder must vote against the approval of the principal terms of the merger agreement and the merger and must strictly comply with all of the procedures required by California law. These procedures are described more fully beginning on page 60.

      Hanmi’s stockholders have no appraisal rights in connection with the merger.

Preemptive Rights

      Neither Hanmi’s nor PUB’s certificate of incorporation provides for preemptive rights for its stockholders.

DISCUSSION OF ANTI-TAKEOVER PROTECTIONS IN HANMI’S CERTIFICATE OF

INCORPORATION AND BYLAWS

General

      Provisions of Hanmi’s certificate of incorporation and bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of Hanmi without negotiation with Hanmi’s board of directors. The effect of these provisions is discussed briefly below. All of the provisions discussed below are currently contained in Hanmi’s certificate of incorporation and bylaws.

Authorized Stock

      The shares of Hanmi common stock authorized by Hanmi’s certificate of incorporation but not issued provide the Hanmi board of directors with the flexibility to effect financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a stockholder vote. Hanmi’s board of directors, consistent with its fiduciary duties, could also authorize the issuance of shares of preferred stock, and could establish voting, conversion, liquidation and other rights for the Hanmi preferred stock being issued, in an effort to deter attempts to gain control of Hanmi.

Classification of Board of Directors

      Hanmi’s certificate of incorporation and bylaws provide that the board of directors of Hanmi is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. This classification of the Hanmi board of directors may discourage a takeover of Hanmi because a stockholder with a majority interest in Hanmi would have to wait for at least two consecutive annual meetings of stockholders to elect a majority of the members of Hanmi’s board of directors.

Size of Board; Vacancies; Removal of Directors

      The provision of Hanmi’s bylaws giving the Hanmi board of directors the power to determine the exact number of directors and to fill any vacancies or newly created positions is intended to insure that the classified board provisions discussed above are not circumvented by the removal of incumbent directors. This provision could make the removal of any director more difficult (although Hanmi’s stockholders may remove a director upon a vote of a majority of the outstanding shares). In addition, this provision could make a takeover of Hanmi more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of Hanmi’s board of directors.

Special Meetings of Stockholders

      The provisions of Hanmi’s certificate of incorporation and bylaws relating to special meetings of stockholders are intended to enable Hanmi’s board of directors to determine if it is appropriate for Hanmi to incur the expense of a special meeting in order to present a proposal to Hanmi stockholders. If Hanmi’s board of directors determines not to call a special meeting, stockholder proposals could not be presented to the stockholders for action until the next annual meeting, or until the proposal is properly presented before an earlier duly called special meeting, because stockholders cannot call a special meeting. In addition, these provisions could make a takeover of Hanmi more difficult under circumstances where the potential acquiror seeks to do so through obtaining control of Hanmi’s board of directors.

Stockholder Action by Unanimous Written Consent

      The purpose of the provision in Hanmi’s certificate of incorporation prohibiting stockholder action by written consent is to prevent any person or persons holding the percentage of the voting stock of Hanmi otherwise required to take corporate action from taking that action without giving notice to other stockholders and without the procedures of a stockholder meeting.

Amendment of Certificate of Incorporation and Bylaws

      The requirements in Hanmi’s certificate of incorporation and bylaws for a 66 2/3% stockholder vote for the amendment of certain provisions of Hanmi’s certificate of incorporation and Hanmi’s bylaws is intended to prevent a stockholder who controls a majority of Hanmi’s common stock from avoiding the requirements of important provisions of Hanmi’s certificate of incorporation or bylaws simply by amending or repealing them. Thus, the holders of a minority of the shares of Hanmi common stock could block the future repeal or modification of Hanmi’s bylaws and certain provisions of its certificate of incorporation, even if that action were deemed beneficial by the holders of more than a majority, but less than 66 2/3%, of Hanmi’s common stock.

Business Combination Statutes and Provisions

      Section 203 of the Delaware General Corporation Law prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans;

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

•	the transaction is one of certain business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the Delaware General Corporation Law.

      Neither Hanmi’s certificate of incorporation nor bylaws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined financial statements for Hanmi reflect the pro forma impact of the merger as if the merger took place on January 1, 2002 for each statement of operations presented and as of September 30, 2003 for the statement of financial condition. Additional information about the merger is provided in this document under “THE MERGER” and “THE MERGER AGREEMENT” beginning on pages 32 and 64, respectively.

      The unaudited pro forma condensed combined financial statements included in this document are presented for informational purposes only and are not a measure of performance calculated in accordance with generally accepted accounting principles. This information includes various estimates and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the merger had been completed on the date or at the beginning of the period indicated or which may be obtained in the future. The unaudited pro forma condensed combined financial statements and accompanying notes have been prepared from, and should be read in conjunction with, the respective historical consolidated financial statements and notes thereto of Hanmi Financial Corporation and subsidiaries and PUB, respectively, incorporated by reference in this document. See “SUMMARY — Selected Consolidated Historical Financial Data of Hanmi” on page 11, “SUMMARY — Selected Historical Financial Data of PUB” on page 13, “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 105 and “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page 23.

      We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma condensed combined financial statements, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings or opportunities to earn additional revenue, nor do they reflect business integration costs which Hanmi expects to incur, and, accordingly, do not attempt to predict or suggest future results.

      Hanmi currently expects to consummate the merger in the second quarter of 2004, subject to the receipt of all required regulatory approvals and approval by the stockholders of Hanmi and PUB.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF FINANCIAL CONDITION
As of September 30, 2003

	Hanmi
	Financial	Pacific	Pro Forma		Pro Forma
	Corporation	Union Bank	Adjustments		Combined

	(In thousands)
ASSETS
Cash and due from banks	$53,314	$21,893	$(181,562	)(a)
			72,000	(c)
			58,144	(b)	$23,789
Federal funds sold	—	24,500	—		24,500

Cash and cash equivalents	53,314	46,393	(51,418)		48,289
Term fed funds sold	5,000	—			5,000
Federal Reserve Bank stock	2,935	—			2,935
Federal Home Loan Bank stock	3,848	5,790			9,638
Securities held-to-maturity	1,446	68,272			69,718
Securities available for sale	444,898	94,345			539,243
Loans receivable, net	1,154,584	815,498			1,970,082
Loans held for sale	22,658	5,966			28,624
Due from customers on acceptances	3,301	1,321			4,622
Premises and equipment, net	8,234	6,387			14,621
Accrued interest receivable	6,794	3,340			10,134
Deferred income taxes	4,239	5,857			10,096
Servicing assets	2,249	678			2,927
Goodwill and intangible assets	2,073	—			2,073
			208,557	(f)
Excess of purchase over book value of net assets acquired			6,454	(f)	215,011
Bank-owned life insurance — cash surrender value	11,021	—			11,021
Other real estate owned	122	—			122
Other assets	7,952	3,957	1,856	(b)	13,765

Total assets	$1,734,668	$1,057,804	$165,449		$2,957,921

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$457,196	$242,528			$699,724
Interest bearing deposits:
Savings	95,478	54,765			150,243
Time deposits of $100,000 or more	442,567	306,252			748,819
Other time deposits	298,591	96,632			395,223
Money market checking	208,046	137,790	$—		345,836

Total deposits	1,501,878	837,967	—		2,339,845

Accrued interest payable	3,964	3,236			7,200
Acceptances outstanding	3,301	1,321			4,622
Treasury, tax, and loan remittances	3,508	57			3,565
Other borrowed funds	80,950	105,000			185,950
Junior subordinated debenture			60,000	(b)	60,000
Other liabilities	4,858	2,011	6,454	(f)	13,323

Total liabilities	1,598,459	949,592	66,454		2,614,505

Shareholders’ Equity
Common stock	14	64,051	(64,051	)(e)
			4	(c)
			6	(d)	24
Additional paid-in capital	101,791	22,309	(22,309	)(e)
			71,996	(c)
			135,201	(d)
					308,988
Accumulated other comprehensive income	2,077	53	(53	)(e)	2,077
Retained earnings	32,327	21,799	(21,799	)(e)	32,327

Total shareholders’ equity	136,209	108,212	98,995		343,416

Total liabilities and shareholders’ equity	$1,734,668	$1,057,804	$165,449		$2,957,921

See Accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2003

	Historical

	Hanmi
	Financial	Pacific	Pro Forma		Pro Forma
	Corporation	Union Bank	Adjustments		Combined

			(Note 4)

	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$47,052	$31,841	(1,114	)(g)	$77,779
Interest on investments	8,608	4,456			13,064
Interest on federal funds sold	478	616			1,094
Other interest income	—	141			141
Interest income adjustment	—	—	$(1,297	)(i)	$(1,297)

Total interest income	56,138	37,054	(2,411)		90,781

Interest expense:
Deposits and other borrowings	15,675	10,272	(768	)(g)	25,179
Junior subordinated notes	—	—	1,895	(h)	1,895

Total interest expense	15,675	10,272	1,127		27,074

Net interest income before provision for loan losses	40,463	26,782	(3,538)		63,707
Provision for loan losses	4,380	1,300			5,680

Net interest income after provision for loan losses	36,083	25,482	(3,538)		58,027

Noninterest income:
Service charges on deposit accounts	7,655	4,781			12,436
Gain on sale of loans	1,629	1,801			3,430
Gain on sales of available-for-sale securities	858	100			958
Trade finance fees	2,129	578			2,707
Remittance fees	688	678			1,366
Other service charges and fees	680	1,034			1,714
Bank owned life insurance income	383	—			383
Other income	577	320	—		897

Total noninterest income	14,599	9,292	—		23,891

Noninterest expense:
Salaries and employee benefits	15,511	10,527			26,038
Occupancy and equipment	3,855	3,155	294	(g)	7,304
Data processing	2,310	1,452			3,762
Supplies and communications	1,113	1,079			2,192
Professional fees	939	710			1,649
Advertising and promotion	1,091	547			1,638
Loan referral fees	653	462			1,115
Other operating	3,460	2,532	1,071	(g)	7,063

Total noninterest expenses	28,932	20,464	1,365		50,761

Income before income taxes provision	21,750	14,310	(4,903)		31,157
Income tax provision	7,613	5,728	(2,059	)(j)	11,282

Net income	$14,137	$8,582	$(2,844)		$19,875

Earnings per share data:
Basic	$1.01	$0.81			$0.81	(k)
Diluted	$0.99	$0.80			$0.80	(k)
Cash dividends paid per common share	$0.30	$0.10			$0.16
Weighted average basic shares outstanding	14,014,959	10,645,963	10,434,433		24,449,392
Weighted average diluted shares outstanding	14,303,419	10,715,290	10,434,433		24,737,852

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	Historical

	Hanmi
	Financial	Pacific	Pro Forma		Pro Forma
	Corporation	Union Bank	Adjustments		Combined

			(Note 4)

	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$57,319	$37,107	$(1,486	)(g)	$92,940
Interest on investments	11,363	7,992	(51	)(g)	19,304
Interest on federal funds sold	925	1,144			2,069
Other interest income	—	135			135
Interest income adjustment	—	—	(2,217	)(i)	(2,217)

Total interest income	69,607	46,378	(3,754)		112,231

Interest expense
Deposits and other borrowings	21,345	13,311	(3,853	)(g)	30,803
Junior subordinated notes	—	—	2,917	(h)	2,917

Total interest expense	21,345	13,311	(936)		33,720

Net interest income before provision for loan losses	48,262	33,067	(2,818)		78,511
Provision for loan losses	4,800	1,100	—		5,900

Net interest income after provision for loan losses	43,462	31,967	(2,818)		72,611

Noninterest income:
Service charges on deposit accounts	9,195	6,484			15,679
Gain on sale of loans	1,875	705			2,580
Gain on sales of available-for-sale securities	3,265	824			4,089
Gain on sale of premises	—	1,194			1,194
Trade finance fees	2,410	807			3,217
Remittance fees	786	912			1,698
Other service charges and fees	803	1,226			2,029
Bank owned life insurance income	552	—			552
Change in fair value of interest rate swap	1,368	—			1,368
Other income	659	493	—		1,152

Total noninterest income	20,913	12,645	—		33,558

Noninterest expense:
Salaries and employee benefits	17,931	12,348			30,279
Occupancy and equipment	4,330	4,257	392	(g)	8,979
Data processing	2,784	1,942			4,726
Supplies and communications	1,466	1,518			2,984
Professional fees	1,003	1,206			2,209
Advertising and promotion	1,523	845			2,368
Loan referral fees	691	258			949
Impairment charge on investment	4,416	—			4,416
Other operating	4,189	3,183	1,429	(g)	8,801

Total noninterest expenses	38,333	25,557	1,821		65,711

Income before income taxes provision	26,042	19,055	(4,639)		40,458
Income tax provision	9,012	7,404	(1,949	)(j)	14,467

Net income	17,030	11,651	(2,690)		25,991

Earnings per share data:
Basic	$1.23	$1.10			$1.07	(k)
Diluted	$1.20	$1.09			$1.06	(k)
Weighted average basic shares outstanding	13,823,785	10,616,017	10,434,433		24,258,218
Weighted average diluted shares outstanding	14,153,246	10,702,092	10,434,433		24,587,679

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

September 30, 2003 and December 31, 2002
(Amounts in thousands, except share amounts)

Note 1 — Basis of Presentation

      The merger will be accounted for using the purchase method of accounting. Additional information about the accounting treatment of the merger is provided under “THE MERGER — Accounting Treatment of the Merger by Hanmi” on page 60.

      Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” requires the purchase method of accounting for business combinations. SFAS No. 142, “Goodwill and Other Intangible Assets” establishes standards for goodwill acquired in a business combination and sets forth methods to periodically evaluate goodwill for impairment at least annually. The purchase method of accounting for business combinations requires that the assets acquired and liabilities assumed are recorded at their respective estimated fair market values as of the closing date. The excess of the total acquisition cost over the sum of the assigned fair values of the tangible and identifiable intangible assets acquired, less liabilities assumed, should be recorded as goodwill and evaluated for impairment thereafter at least annually. Financial statements of Hanmi issued after the consummation of the merger are required to reflect those values, as well as the results of operations of the combined company beginning after the closing date of the merger. Financial statements of Hanmi issued prior to the consummation of the merger will not be restated to reflect PUB’s historical financial condition or results of operations.

      The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2003 and for the year ended December 31, 2002 give effect to the merger, including the related planned issuances by Hanmi, in private placement transactions, of 3,947,369 shares of common stock for an aggregate $72.0 million in cash and $60.0 million of junior subordinated notes to finance part of the cash portion of the merger consideration, as if the merger had occurred on January 1, 2002. The proceeds from such private placement transactions will be used to finance the acquisition of most of the shares of PUB common stock held by the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock. The Trust holds approximately 62% of the PUB shares outstanding.

      The unaudited pro forma condensed combined statement of financial condition as of September 30, 2003 gives effect to the merger (including the related planned issuances by Hanmi of additional common shares and junior subordinated notes to finance part of the cash portion of the merger consideration) as if the merger had occurred at September 30, 2003.

      The unaudited pro forma financial data is based on preliminary estimates and various assumptions that Hanmi management and PUB management believe are reasonable in these circumstances. The unaudited pro forma adjustments reflect transaction-related items only and are based on currently available information. Purchase price allocations and related amortization, accretion and depreciation periods will be based on final appraisals, evaluations and estimates of fair values. As a result, actual asset and liability values established and related operating results, including actual amortization and accretion, could differ materially from those reflected in the unaudited pro forma condensed combined financial statements. No estimates of business integration costs or anticipated cost savings, potential revenue enhancements or synergies that Hanmi or PUB expect to realize in connection with the merger have been reflected in the unaudited pro forma combined financial statements. The unaudited pro forma condensed combined financial statements do not reflect the impact of conforming PUB’s accounting policies to those of Hanmi’s, as the impact, if any, has not yet been determined.

Note 2 — Merger Consideration

      Under the terms of the merger agreement, Hanmi expects to issue approximately 6,487,064 shares of Hanmi common stock and approximately $164.6 million in cash for the 10,685,876 outstanding shares of PUB common stock and existing options held by PUB management and directors to acquire 283,200 shares of PUB common stock. Based on an initial exchange ratio of 1.2958 shares (as of December 22, 2003) of Hanmi

NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)

stock, it is contemplated that the transaction will be comprised of approximately 54.9 percent cash and approximately 45.1 percent stock, and will qualify as a tax-deferred reorganization. On January 8, 2004 Hanmi issued $30.0 million in interest-bearing junior subordinated notes (first tranche) to finance part of the cash portion of the merger consideration and, pursuant to an agreement with Trapeza Funding V, LLC, expects to issue an additional $30.0 million in interest-bearing junior subordinated notes (second tranche) simultaneously with the completion of the merger. Based upon the closing price of $21.30 of Hanmi’s common stock on the date the merger was announced on December 22, 2003, the total fair value of the merger consideration at that date was approximately $299.8 million, as set forth in Note 3 below.

Note 3 — Purchase Price and Acquisition Costs

      Hanmi has not yet completed an analysis of the relative fair value of the PUB’s net assets in order to determine a preliminary allocation of the purchase price to the net assets to be acquired. Accordingly, the accompanying unaudited pro forma condensed combined statement of financial condition reflects the excess of the purchase price over the book value of PUB’s net assets.

      For purposes of the accompanying unaudited pro forma condensed combined financial statements, the excess of the purchase price over the book value of net assets to be acquired has been estimated as follows:

Pro forma purchase price calculation:

Estimated fair value of approximately 6,487,064 shares of Hanmi common stock expected to be issued (including 366,371 converted options)	$135,207	45.1%
Cash	164,562	54.9%

Total merger consideration	299,769	100.0%
Estimated Hanmi acquisition costs:
Merger-related compensation and severance	4,000
Professional services	10,000
PUB branch closing	3,000

Total acquisition costs	17,000

Estimated total purchase price	316,769
Less book value of PUB net assets to be acquired	108,212

Preliminary excess of purchase price over book value of net assets to be acquired	$208,557

      The pro forma purchase price calculation shown above is subject to change between December 22, 2003 and the closing date of the merger as a result of the following items:

•	the possible issuance of additional Hanmi shares in the event of changes in the price of Hanmi common stock between the date of the merger agreement and the date of completion of the merger (the “closing share price”, as defined). See THE MERGER AGREEMENT — Conversion of PUB Common Stock and PUB Stock Options beginning on page 64; in the event of such changes, the aggregate consideration, value due each PUB share (in shares of Hanmi common stock), and the number of shares of Hanmi common stock due each PUB share in the merger will be adjusted as set forth therein,

•	the possible change in the price of Hanmi stock even without the issuance of additional Hanmi shares as described above,

•	the actual acquisition costs incurred by Hanmi, and

•	final appraisals, evaluations and estimates of fair value.

NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)

      The appraisal and purchase price allocation are expected to be finalized within one year after completion of the merger.

      In connection with this purchase transaction, Hanmi will obtain appraisals or use other appropriate valuation methodologies to determine the fair value of the assets acquired and liabilities assumed. Such valuations are currently in process; however, for purposes of these unaudited pro forma combined financial statements, based on preliminary calculations, approximately 96% of the excess purchase price will be assigned to non-amortizable goodwill and approximately 4% will be assigned to tangible and identifiable intangible assets and liabilities such as: loans receivable, interest-bearing deposits and other borrowings, core deposit intangible, office property and equipment and related deferred income tax effects. It is further expected that the deferred income tax assets and liabilities will reverse during the periods of, and in proportion to, the amortization/accretion of the related purchase accounting adjustments to identifiable tangible and intangible assets and liabilities. The estimated amortization of this aggregate adjustment is shown as a net adjustment in the attached pro forma combined financial statements using the straight-line method assuming an expected weighted average life of approximately 7 years.

      In the event that final appraisals determine that other material amortizable intangibles exist, actual amortization could significantly differ from the amounts presented in the unaudited pro forma combined statements of income. In addition, PUB’s interest-bearing securities, loans receivable, deposits and other borrowings and office properties have been presented in the accompanying unaudited pro forma combined statement of financial condition at their carrying amounts. These values and the amortization of related fair value adjustments included in net interest income and occupancy and equipment expense could differ materially from their final appraised values.

      In the event that the maximum of 6,644,672 shares is issued pursuant to the formula set forth therein and assuming the closing share price (as defined therein) of Hanmi’s common stock at the date of completion of the merger is $16, the value of the total merger consideration and preliminary excess of purchase price over book value of net assets to acquired would be approximately $24.6 million less than indicated above. In the event that the minimum of 5,773,672 shares is issued pursuant to the formula set forth therein and assuming the closing share price (as defined therein) of Hanmi’s common stock at the date of completion of the merger is $26.50, the value of the total merger consideration and preliminary excess of purchase price over book value of net assets to acquired would be approximately $23.2 million more than indicated above. Such decrease or increase in the excess of purchase price over book value of net assets to be acquired would result in a decrease or increase, respectively, in the amount of goodwill to be ultimately recognized in the allocation of the purchase price.

      The impact of issuing the maximum or minimum number of shares on the pro forma earnings per share data set forth in the unaudited pro forma condensed combined statements of operations is set forth below.

	In the event the maximum shares are issued:		In the event the minimum shares are issued:

	For the nine		For the nine
	months ended	For the year ended	months ended	For the year ended
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002

		(In thousands, except per share amount)
Weighted average basic shares outstanding	24,974	24,677	24,103	23,806
Weighted average diluted shares outstanding	25,262	25,080	24,391	24,209
Proforma combined earnings per share data:
Basic	$0.80	$1.05	$0.82	$1.09
Diluted	$0.79	$1.04	$0.81	$1.07

NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)

Transaction Costs, Integration Expenses and Other Merger Related Costs

      Hanmi anticipates, based on preliminary plans and estimates, that approximately $17.0 million in costs will be incurred in connection with the merger and will be included as part of the purchase price of the merger, as set forth above.

      In addition to the above transaction costs, Hanmi expects to incur integration costs of approximately $3.0 million before taxes (approximately $1.7 million after taxes), substantially all of which are expected to be capitalized and amortized over an average useful life of three to five years. These estimated costs are primarily comprised of information technology conversion costs and upgrades, and branch relocations and improvements. These amounts are not reflected in the pro forma combined statements of operations. Such costs will be included in Hanmi’s reported results of operations subsequent to the closing date of the merger.

Note 4 — Pro Forma Adjustments

      (a) To reflect the cash portion of the purchase price and estimated transaction and merger related costs of approximately $164.6 million and approximately $17.0 million, respectively, as set forth in Note 3 above.

      (b) To reflect the debt issuance on January 8, 2004 of $30.0 million in interest-bearing junior subordinated notes (first tranche) and, pursuant to an agreement with Trapeza Funding V, LLC, the expected issuance of an additional $30.0 million in interest-bearing junior subordinated notes (second tranche) simultaneously with the completion of the merger to partially fund the cash portion of the merger consideration.

      Hanmi will issue $60.0 million of junior subordinated notes to a newly-formed entity, Hanmi Capital Trust. Hanmi Capital Trust will issue 58.1 million of trust preferred securities. The proceeds of such securities will be paid to Hanmi.

      (c) To reflect the expected issuance, in a private placement transaction, of 3,947,369 shares of Hanmi common stock at $19.00 per share, aggregating $72.0 million after issuance costs, to partially fund the cash portion of the merger consideration.

      (d) To reflect approximately 6,487,064 shares of Hanmi common stock to be issued in exchange for a portion of the shares of PUB common stock and stock options at initial exchange ratio of 1.2958 based on a closing price of $21.30 on December 22, 2003. The proceeds from the private placement transactions described in pro forma adjustments (b) and (c) above will be used to finance the acquisition of most of the shares of PUB common stock held by the Trust. The shares of Hanmi common stock to be issued as described in this pro forma adjustment (d) will be used to acquire the remaining shares of PUB common stock held by the Trust, as well as all shares of PUB common stock held by all other shareholders, and existing options held by PUB management and directors to acquire shares of PUB common stock.

      (e) To reflect elimination of PUB equity components.

      (f) To reflect the preliminary excess of purchase price over book value of net assets to be acquired as described in the preceding Note 3 to these unaudited pro forma condensed combined financial statements, $208,557, including the intangible related to customer deposits of $10 million, and its related income tax effects, $6,454.

      (g) To reflect in net interest income the estimated amortization of purchase accounting adjustments on interest-earning assets, including loans receivable and investment securities classified as held-to-maturity, net of interest-bearing deposits and other borrowings, and to reflect the estimated depreciation of bank premises in occupancy and equipment expense and to reflect estimated intangible amortization of customer deposits in the other operating expense using the straight-line method assuming an expected weighted average life of approximately 7 years for all such assets and liabilities.

NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)

      For the purposes of the pro forma unaudited condensed combined statements of operations the straight-line method is used to estimate the amortization of the core deposit intangible asset, which is embedded in the 4% adjustment of asset, because Hanmi and PUB management have not yet determined whether another method of amortization is indicated by the pattern of attrition among PUB’s depositor-customers. If other methods were to be used, the results could be materially different.

      (h) To reflect interest expense related to the issuance of $60.0 million of junior subordinated notes, described in item (b) above, at a rate of 4.78%, 4.93%, 4.76%, 4.71%, 4.30%, 4.19% and 4.01% for the three month periods ended March 31, 2002, June 30, 2002, September 30, 2002, December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003, respectively, assuming a rate based on the three month LIBOR at December 31, 2001, March 29, 2002, June 28, 2002, September 27, 2002, December 27, 2002, March 28, 2003, June 27, 2003 and September 26, 2003 plus a spread of 2.90%, in accordance with the terms of the agreement associated with the $30.0 million in junior subordinated notes issued on January 8, 2004 (first tranche) and, pursuant to an agreement with Trapeza Funding V, LLC, the expected issuance of an additional $30.0 million in junior subordinated notes (second tranche) simultaneously with the completion of the merger.

      With respect to the second tranche, in the event of a  1/8 percent change in the three month LIBOR Rate interest expense would change by $37,500 per annum before income taxes.

      (i) To reflect the decrease in interest income resulting from the decrease in cash in the amount of the excess, approximately $51.4 million, of (1) the cash portion of the merger consideration, approximately $164.6 million plus estimated Hanmi acquisition costs, approximately $17 million, (described in Note 3) over (2) the proceeds, $135.0 million, of the private placement transactions described in pro forma adjustments (b) and (c) above at the fully taxable-equivalent rate of 4.3% for the year ended December 31, 2002 and at the fully taxable-equivalent rate of 3.4% for the nine months ended September 30, 2003, representing Hanmi’s weighted average yield on earning assets other than loans during such periods.

      (j) To reflect the impact of income taxes associated with these pro forma adjustments to operating results at a 42% combined effective income tax rate.

      (k) Pro forma earnings per share was calculated using Hanmi’s historical shares outstanding for the periods presented and the expected issuance, in a private placement transaction of 3,947,369 shares of Hanmi common stock to partially fund the cash portion of the merger consideration, as described in pro forma adjustment (c), and approximately 6,487,064 shares of Hanmi common stock, including 366,371 converted options, as part of the merger consideration, as described in Note 2 and pro forma adjustment (d).

      For purposes of determining the pro forma earnings per share amounts, the issuance of shares is assumed to have occurred on January 1, 2002.

		Pro Forma	Pro Forma
	Historical	Adjustments	Combined

	(In thousands)
For the Nine Months Ended September 30, 2003
Weighted average basic shares outstanding	14,015	10,434	24,449
Weighted average diluted shares outstanding	14,303	10,434	24,737

For the Year Ended December 31, 2002
Weighted average basic shares outstanding	13,824	10,434	24,258
Weighted average diluted shares outstanding	14,153	10,434	24,587

BENEFICIAL OWNERSHIP OF HANMI’S PRINCIPAL STOCKHOLDERS AND MANAGEMENT

      The following table sets forth information pertaining to the beneficial ownership (as defined below) of Hanmi’s common stock by (1) persons known to Hanmi to own more than five percent of the outstanding shares of Hanmi’s common stock, (2) each director, (3) each named executive officer of Hanmi and (iv) all directors and executive officers of Hanmi as a group. The information contained herein has been obtained from Hanmi’s records and from information furnished to Hanmi by each individual or entity. Hanmi’s management knows of no person who owns, beneficially or of record, either individually or with associates, more than five percent of Hanmi’s common stock, except as set forth below.

      The number of shares “beneficially owned” by a given stockholder is determined under SEC rules, and the designation of ownership set forth below is not necessarily indicative of ownership for any other purpose. In general, beneficial ownership as set forth below includes shares over which a director, principal stockholder or named executive officer has sole or shared voting or investment power and certain shares which such person has a vested right to acquire, under the stock options or otherwise, within 60 days of the date hereof. Except as otherwise indicated, the address for each of the following persons is Hanmi’s principal corporate address. The following information is as of the date hereof.

	Common Stock
	Beneficiary Owned

	Number of	Percentage of
Name and Address of Beneficial Owner	Shares	Shares Outstanding

Ung Kyun Ahn(1)(2)(3)	561,251	3.95
Director
I Joon Ahn(3)	570,451	4.02
Director
Stuart S. Ahn(3)(4)(5)	171,387	1.21
Director
George S. Chey(4)	177,712	1.25
Director
Ki Tae Hong(3)(6)	194,859	1.37
Director
Joon H. Lee(1)	517,359	3.64
Director
Richard B. C. Lee(6)(7)	444,605	3.13
Director
Chang Kyu Park(1)(3)	614,098	4.32
Chairman of the Board
Joseph K. Rho(1)(3)	686,912	4.84
Director
Won R. Yoon(3)(6)(9)	792,641	5.59
Director
Jae Whan Yoo(8)	13,334	0.09
President and Chief Executive Officer and Director
Michael J. Winiarski	—	—
Sr. Vice President and Chief Financial Officer
David Kim	—	—
Sr. Vice President and Chief Administration Officer
John H. Ahn(10)	1,008,596	7.12
FMR Corp.(11)	966,300	6.82
Wellington Management Company, LLP(12)	868,906	6.13
All directors and executive officers as a group (13 persons)	4,744,609	32.96

(1)	Includes 27,468 shares issuable upon exercise of options issued under Hanmi’s 2000 Stock Option Plan.

(2)	Includes 67,720 shares held in the name of his children living with him.

(3)	Shares beneficial ownership with his spouse.

(4)	Includes 35,365 shares issuable upon exercise of options issued under Hanmi’s 2000 Stock Option Plan.

(5)	Includes 49,359 shares held for the benefit of his children and Trust of which he exercises voting and investment power.

(6)	Includes 9,156 shares issuable upon exercise of options issued under Hanmi’s 2000 Stock Option Plan.

(7)	Includes 20,472 shares held in the names of his children under the Uniform Trust for Minor Act over which he exercises sole investment power.

(8)	Includes 13,334 shares issuable upon exercise of options issued under Hanmi’s 2000 Stock Option Plan.

(9)	Includes 197,029 shares held by Won R. Yoon MD & Soo Y. Song Yoon MD, Inc of which he and his spouse have a sole ownership.

(10)	Mr. Ahn’s address is 8592 Los Coyotes Dr., Buena Park, CA 90621.

(11)	As reported in the stockholder’s Schedule 13G/A filing with the SEC dated December 31, 2003. The address of FMR Corporation is 82 Devonshire Street, Boston, MA 02109. As reported by the stockholder, FMR Corp. is the parent of Fidelity Management Research Company, a registered investment adviser and beneficial owner of the shares reported by FMR Corp. The ownership of one company, Fidelity Low Priced Stock Fund, amounted to the entire ownership reflected in this table. Edward C. Johnson is the chairman of FMR Corp. and Abigail Johnson is a director of FMR Corp.

(12)	As reported in the stockholder’s Schedule 13G filing with the SEC dated December 31, 2003. The address of Wellington Management Company is 75 State Street, Boston, MA 02109.

BENEFICIAL OWNERSHIP OF PUB’S PRINCIPAL STOCKHOLDERS AND MANAGEMENT

      The following table sets forth information pertaining to the beneficial ownership of the outstanding shares of PUB common stock by (1) persons known to PUB to own more than five percent of the outstanding shares of PUB’s common stock, (2) each director, (3) each named executive officer and (iv) all directors and executive officers of PUB as a group. The information contained herein has been obtained from PUB’s records and from information furnished to PUB by each individual or entity. PUB’s management knows of no person who owns, beneficially or of record, either individually or with associates, more than five percent of PUB’s common stock, except as set forth below.

      The number of shares “beneficially owned” by a given stockholder is determined under SEC rules, and the designation of ownership set forth below is not necessarily indicative of ownership for any other purpose. In general, beneficial ownership as set forth below includes shares over which a director, principal stockholder or named executive officer has sole or shared voting or investment power and certain shares which such person has a vested right to acquire, under the stock options or otherwise, within 60 days of the date hereof. Except as otherwise indicated, the address for each of the following persons is PUB’s principal corporate address. The following information is as of the date hereof.

	Common Stock
	Beneficially Owned(1)

		Percentage
	Number	of Shares
Name and Address of Beneficial Owner	of Shares(1)	Outstanding(2)

Jin Kon Park	2,000	*
Chairman of the Board(3)
Oh Kyung Kwon	2,000	*
Director(4)
Yong Koo Kim	2,000	*
Director(5)
Oh Hoon Kwon	3,000	*
Senior Vice President, Chief Operating Officer and Director(6)
Donald D. Byun	68,992	*
Director(7)
Kraig A. Kupiec	7,392	*
Director(8)
Sun Kee Kim	2,000	*
Director(9)
David B. Warner	6,000	*
President, Chief Executive Officer and Director(10)
Ernest E. Dow	2,000	*
Director(11)
Y. Dianne Kim	7,482	*
Senior Vice President and Chief Financial Officer(12)
Dong Il Kim	3,495	*
Senior Vice President and Chief Credit Officer(13)
Lisa K. Pai	2,242	*
General Counsel and Corporate Secretary(14)
Trust formed to hold Korea Exchange Bank’s shares of PUB common stock(15)	6,624,052	62
Directors and Executive Officers as a Group (12 persons)	108,603	1.02

*	Less than one percent (1%).

(1)	Except as otherwise noted, may include shares held by such person’s spouse (except where legally separated) and minor children, and by any other relative of such person who has the same home; shares held in “street name” for the benefit of such person; shares held by a family or retirement trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or his spouse) is the sole beneficiary and has pass-through voting rights and investment power.

(2)	This percentage is based on the total number of shares of PUB’s outstanding common stock, plus the number of shares subject to stock options issued to the applicable individual or group which are vested or will vest within 60 days of the date hereof pursuant to PUB’s Stock Option Plan.

(3)	Includes 2,000 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(4)	Includes 2,000 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(5)	Includes 2,000 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(6)	Includes 3,000 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(7)	Includes 7,392 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(8)	Includes 7,392 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(9)	Includes 3,000 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(10)	Includes 6,000 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(11)	Includes 2,000 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(12)	Includes 2,879 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(13)	Includes 2,879 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(14)	Includes 1,626 shares issuable upon the exercise of options issued under PUB’s 2000 Stock Option Plan.

(15)	As reported in the stockholders’ Schedule 13-D filed with the FDIC on November 10, 2003 and an Amendment to the 13-D filed with the FDIC on December 9, 2003. The address of the Trust is 105 King Avenue, Piedmont, California 94610.

SELLING STOCKHOLDER

      Upon the consummation of the merger, the Trust formed to hold Korea Exchange Bank’s shares of PUB common stock will acquire, as a result of the merger, shares of Hanmi common stock. Because the Trust, or Korea Exchange Bank, in the event the shares of Hanmi common stock held by the Trust are transferred to Korea Exchange Bank, may be deemed to be an affiliate of PUB, this joint proxy statement/prospectus, as it may be amended or supplemented, will cover the reoffer and resale by the Trust and Korea Exchange Bank of shares of Hanmi common stock.

      The following table provides information concerning the beneficial ownership of shares of Hanmi common stock held by the Trust and Korea Exchange Bank. Upon the completion of the merger, the Trust will have legal and beneficial ownership (as determined by the rules of the Securities and Exchange Commission) of the shares of Hanmi common stock it is selling and will have sole voting and investment power over these shares. Following the merger, the Trust may distribute any shares of Hanmi common stock it received in the merger to Korea Exchange Bank, which will become the sole legal and beneficial owner of such shares.

Number of
	Number of	Number of	Common Stock
	Common Stock	Common Stock	to be Owned
Selling Stockholder	Beneficially Owned(2)	to be Resold(2)	after the Resale

The Trust established to hold Korea Exchange Bank’s shares of PUB common stock(1)	●	●	●
Korea Exchange Bank

(1)	The Trust does not own any shares of Hanmi common stock except for those shares to be acquired pursuant to the merger.

(2)	Based on the number of shares that would have been issued to the Trust had the merger closed on the expected date of the mailing of this joint proxy statement/prospectus. Hanmi will file a post-effective amendment to this registration statement on Form S-4 promptly following the closing of the merger stating the precise number of shares issued to the Trust in the merger.

EXPERTS

      The consolidated financial statements of Hanmi appearing in Hanmi’s Annual Report on Form 10-K as of and for the years ended December 31, 2002 and 2001, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

      The consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2000 incorporated in this joint proxy statement/ prospectus by reference from Hanmi’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of PUB for the year ended December 31, 2002 incorporated in this prospectus by reference to Hanmi’s current report on Form 8-K dated January 30, 2004, have been so incorporated in reliance on the report (which contains an explanatory paragraph related to PUB’s consent order issued by the FDIC as described in Note 14 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

      KPMG LLP, independent auditors, have audited PUB’s financial statements as of December 31, 2001, and for each of the years in the two-year period ended December 31, 2001, as set forth in their report, included in PUB’s Annual Report on Form 10-K/A for the year ended December 31, 2002, which is incorporated by reference into this document. We have incorporated by reference PUB’s financial statements in this document and in the registration statement in reliance on the report of KPMG LLP, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

      The validity of shares of Hanmi common stock to be issued in the merger will be passed upon for Hanmi by Simpson Thacher & Bartlett LLP. Simpson Thacher & Bartlett LLP and Manatt, Phelps & Phillips, LLP, will deliver their opinions to Hanmi and PUB, respectively, as to certain federal income tax consequences of the merger. See “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” beginning on page 78.

OTHER MATTERS

Hanmi 2004 Annual Meeting Stockholder Proposals

      Stockholder proposals intended to be presented at the annual meeting of Hanmi stockholders in 2004 pursuant to Rule 14a-8(e) promulgated under the Securities Exchange Act of 1934, as amended, must have been received by the Secretary of Hanmi not later than December 23, 2003, in order to be included in the proxy materials sent by management of Hanmi for such meeting.

      In order to be considered at the annual meeting of Hanmi stockholders in 2004, stockholder proposals that have not been included in the proxy materials sent by management of Hanmi for that meeting pursuant to Rule 14a-8(e) must comply with the advance notice and eligibility requirements contained in Hanmi’s bylaws. Hanmi’s bylaws provide that stockholders are required to give advance notice to Hanmi of any nomination by a stockholder of candidates for election as directors and of any business to be brought by a stockholder before an annual stockholders’ meeting. Specifically, the bylaws provide that for a stockholder to properly bring business before an annual or special meeting, the stockholder must (1) be a stockholder of record on the date of giving timely written notice and on the record date for the determination of stockholders entitled to vote at such annual or special meeting and (2) must give timely written notice of the nomination to the Secretary of Hanmi. In order to be timely, a stockholder’s notice to the Secretary (other than a request for inclusion of a proposal in the Corporation’s proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended) must be delivered to the principal executive offices of Hanmi not less than 60 days nor more than 90 days prior to the anniversary date of the mailing of proxy materials by Hanmi in connection with the preceding year’s annual meeting, and, in the case of a special meeting, not more than 90 days prior to such meeting and not later than the later of 60 days prior to the special meeting or 10 days following the day on which public announcement of the meeting is first made by Hanmi; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.. The 2003 annual meeting of Hanmi stockholders was held on May 21, 2003. The notice must contain specified information about each nominee or the proposed business and the stockholder making the nomination or proposal.

      The specific requirements of these advance notice and eligibility provisions are set forth in Section 2.3 of Article II of Hanmi’s bylaws, a copy of which is available upon request. Those requests and any stockholder proposals should be sent to the Secretary of Hanmi at the principal executive offices of Hanmi.

PUB 2004 Annual Meeting Stockholder Proposals

      PUB will hold a 2004 annual meeting of stockholders only if the merger is not consummated before the time of such meeting. Under certain circumstances, stockholders are entitled to present proposals at stockholder meetings. Any such proposal concerning the PUB’s 2004 annual meeting of stockholder must have been submitted by a stockholder prior to January 8, 2004 in order to qualify for inclusion in the proxy materials relating to such meeting. The submission by a stockholder of a proposal does not guarantee that it will be included in such materials. Stockholder proposals are subject to certain regulations under the federal securities laws.

      The persons named as proxy holders for the 2004 annual meeting of stockholders will have discretionary authority to vote on any stockholder proposal which is not included in PUB’s proxy materials for the meeting, unless PUB receives notice of the proposal by March 23, 2004. If proper notice is received by that date, the proxy holders will not have discretionary voting authority with respect to the proposal except as provided in the federal regulations governing stockholder proposals.

WHERE YOU CAN FIND MORE INFORMATION

      Hanmi has filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 and the Federal Deposit Insurance Corporation that registers the distribution to PUB stockholders of the shares of Hanmi common stock to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Hanmi and Hanmi’s capital stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this document.

      In addition, Hanmi files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. PUB files annual, quarterly and current reports, proxy statements and other information with the Federal Deposit Insurance Corporation under the Securities Exchange Act of 1934.

      You may read and copy any reports, statements or other information that Hanmi files with the Securities and Exchange Commission at the following location:

Securities and Exchange Commission

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Hanmi, who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

      You may read and copy any reports, statements and other information that PUB files with the Federal Deposit Insurance Corporation at the following location:

Federal Deposit Insurance Corporation

Public Reference Section
550 17th Street, N.W.,
Accounting and Securities Disclosure Section
Room F6043
Washington D.C. 20429

      You may also obtain copies of this information by mail from the Federal Deposit Insurance Corporation’s Public Reference Section, 550 17th Street, N.W., Accounting and Securities Disclosure Section, Room F6043, Washington D.C. 20429, at prescribed rates. You may also obtain information on the operation of the Federal Deposit Insurance Corporation’s Public Reference Section by calling the Federal Deposit Insurance Corporation at (202) 898-8913.

      You should also be able to inspect reports, proxy statements and other information about PUB and Hanmi at the offices of the Nasdaq National Market, 33 Whitehall Street, New York, New York, 10004.

      The Securities and Exchange Commission and the Federal Deposit Insurance Corporation allow Hanmi and PUB to incorporate by reference information into this document. This means that Hanmi and PUB can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission or the Federal Deposit Insurance Corporation. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document as described below.

      This document incorporates by reference the documents listed below that Hanmi and PUB previously filed with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation, respectively. Each of the documents previously filed by PUB with the Federal Deposit Insurance Corporation that is incorporated by reference is included as an exhibit to Hanmi’s Current Report on Form 8-K, filed on January 30, 2004 with the Securities and Exchange Commission. These documents contain important information about Hanmi and PUB and their respective financial condition that is not included or delivered with this document.

Hanmi Securities and Exchange Commission Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003, June 30, 2003 and September 30, 2003
Current Reports on Form 8-K	Filed on April 3, 2003, April 29, 2003, May 2, 2003, June 30, 2003, July 18, 2003, July 26, 2003, October 29, 2003, December 23, 2003, January 9, 2004, January 27, 2004 and January 30, 2004
The description of Hanmi common stock set forth in the registration statement on Form 8-A (No. 000-30421) filed pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description	Filed on April 21, 2000

PUB Federal Deposit Insurance Corporation Filings	Period or Date Filed

Annual Report on Form 10-K/ A	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003, June 30, 2003 and September 30, 2003
Current Reports on Form 8-K	Dated April 8, 2003, April 21, 2003, July 23, 2003, August 27, 2003, September 19, 2003, December 9, 2003, and December 22, 2003
The description of PUB common stock set forth in the registration statement on Form 10 filed with the Federal Deposit Insurance Corporation pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the Federal Deposit Insurance Company for the purpose of updating this description	Filed on June 13, 2000 and amended on June 28, 2000

      In addition, Hanmi and PUB also incorporate by reference additional documents that Hanmi may file with the Securities and Exchange Commission or that PUB may file with the Federal Deposit Insurance Corporation under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the termination of the effectiveness of the registration statement in which this joint proxy statement/prospectus is included. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. In order to accomplish incorporation by reference into this document of the additional information that PUB files with the Federal Deposit Insurance Corporation, Hanmi will also file such documents with the Securities and Exchange Commission as an exhibit to a Current Report on a Form 8-K or other appropriate filing.

      PUB has supplied all information contained or incorporated by reference in this document relating to PUB, and Hanmi has supplied all information relating to Hanmi.

      Documents incorporated by reference are available from Hanmi and PUB without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Hanmi Financial Corporation 3660 Wilshire Boulevard Suite PH-A Los Angeles, California 90010 (213) 382-2200	Pacific Union Bank 3530 Wilshire Boulevard Suite 1800 Los Angeles, California 90010 (213) 385-0909

      If you would like to request documents form Hanmi or PUB, please do so at least seven business days before the date of the special stockholders’ meeting in order to receive timely delivery of such documents prior to the special stockholders’ meeting.

      Neither Hanmi nor PUB has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

among
HANMI FINANCIAL CORPORATION,
HANMI BANK
and
PACIFIC UNION BANK
dated as of
December 22, 2003

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Term	Page

2000 Plan	A-7
Acquisition Proposal	A-26
Aggregate Cash Price	A-3
Agreement	A-1
Agreement of Merger	A-1
Bank Merger Act Application	A-8
Benefit Agreements	A-28
Business Day	A-1
Buyer	A-1
Buyer Closing Share Price	A-2
Buyer Common Stock	A-3
Buyer Disclosure Schedule	A-6
Buyer Plan	A-28
Buyer Recommendation	A-31
Buyer Reports	A-20
Buyer Savings Plan	A-28
Buyer Stockholders Meeting	A-31
Buyer Sub	A-1
Buyer Sub Common Stock	A-5
California Certificate	A-1
California Secretary	A-1
Cash Component	A-2
Cash Reduction Amount	A-3
CDFI	A-8
Certificates	A-4
CFC	A-1
CGCL	A-1
Change in Buyer Recommendation	A-31
Change in the Company Recommendation	A-30
Closing	A-1
Closing Date	A-1
Closing Price	A-3
Code	A-1
Commissioner	A-1
Company	A-1
Company Advisor	A-10
Company Common Stock	A-2
Company Contract	A-14
Company Disclosure Schedule	A-6
Company Employees	A-11
Company Insiders	A-31
Company Option	A-4

A-iv

Term	Page

Company Plans	A-11
Company Recommendation	A-30
Company Reports	A-9
Company Savings Plan	A-28
Company Stockholders Meeting	A-30
Confidentiality Agreement	A-27
Constituent Corporations	A-1
Controlled Corporation	A-11
Controlled Group	A-12
Derivative Transaction	A-15
Dissenting Shareholders	A-3
Dissenting Shares	A-3
Distributing Corporation	A-11
Effective Time	A-1
Environmental Laws	A-14
ERISA	A-11
Exchange Act	A-9
Exchange Agent	A-4
Exchange Fund	A-4
Exchange Ratio	A-2
FDIC	A-6
Financing	A-19
Financing Commitment Letters	A-19
Foreign Benefit Plan	A-12
GAAP	A-9
Governmental Entity	A-8
Hazardous Materials	A-14
Indemnified Parties	A-29
Injunction	A-33
Insurance Amount	A-29
Joint Proxy Statement/ Prospectus	A-8
Lien	A-8
Loan Property	A-15
Loans	A-16
Material Adverse Effect	A-6
Merger	A-1
Merger Consideration	A-3
Multiemployer Plan	A-12
Other Real Estate Owned	A-16
Outstanding Company Shares	A-2
Parent	A-11
Participation Facility	A-15
PBGC	A-12
Plan Termination Date	A-32

A-v

Term	Page

Purchase Price	A-2
Regulatory Agencies	A-8
Reorganization	A-34
Reportable Event	A-12
Required Buyer Vote	A-31
Required Company Vote	A-30
Requisite Regulatory Approvals	A-33
S&C	A-37
S-4	A-8
SBA	A-16
SEC	A-8
Section 16 Information	A-13
Securities Act	A-9
Share Component	A-2
Skadden	A-37
SRO	A-8
State Banking Approvals	A-8
State Regulator	A-8
Stockholders Meetings	A-31
Subsidiary	A-7
Superior Proposal	A-26
Surviving Company	A-1
Tax Return	A-11
Taxes	A-11
Terminated Company Plans	A-32
Termination Fee	A-36
Transaction Value	A-2
Trust	A-8
Trustee	A-8
VAS Agreement	A-7
Voting Debt	A-7

A-vi

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of December 22, 2003 (this “Agreement”), by and among Hanmi Financial Corporation, a Delaware corporation (“Buyer”), Hanmi Bank, a California banking corporation and a direct wholly owned subsidiary of Buyer (“Buyer Sub”), and Pacific Union Bank, a California banking corporation (the “Company”).

      WHEREAS, the Boards of Directors of Buyer, Buyer Sub and the Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge with and into Buyer Sub, with Buyer Sub being the surviving entity (the “Merger”);

      WHEREAS, it is the intention of the parties to this Agreement that the Merger be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g); and

      WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

      NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

      1.1.     The Merger. Subject to the terms and conditions of this Agreement, in accordance with the California General Corporation Law (the “CGCL”) and the California Financial Code (the “CFC”), at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Buyer Sub. Buyer Sub shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Company”) in the Merger, and shall continue its corporate existence under the laws of the State of California. The name of the Surviving Company shall be Hanmi Bank. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

      1.2.     Effective Time. Subject to the provisions of this Agreement, an agreement of merger complying with Section 1101 of the CGCL (the “Agreement of Merger”) and an officers’ certificate complying with Section 1103 of the CGCL (the “California Certificate”), substantially in the form attached as Exhibit A hereto, shall be duly prepared, executed and filed first, with the California Commissioner of Financial Institutions (the “Commissioner”) for approval, and second, with the Secretary of State of the State of California (the “California Secretary”) on the Closing Date by the Company and Buyer Sub. After the Agreement of Merger has been filed with the California Secretary, Buyer Sub shall immediately file with the Commissioner a copy of the Agreement of Merger certified by the California Secretary. The term “Effective Time” shall mean the time when the Merger becomes effective pursuant to Section 4887 of the CFC.

      1.3.     Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the CFC and the CGCL.

      1.4.     Closing of the Merger. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Pacific time on the date that is the second Business Day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VIII hereof, other than conditions which by their terms are to be satisfied at Closing, or such other date or time as the parties may mutually agree (the “Closing Date”). The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 1999 Avenue of the Stars, Suite 2900, Los Angeles, California, unless another place is agreed upon by the parties. For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking organizations in the City of Los Angeles, California are required or authorized by law to be closed.

      1.5.     Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Buyer Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Company.

      1.6.     Bylaws. At the Effective Time, the bylaws of Buyer Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Company.

      1.7.     Board of Directors and Officers. The directors and corporate officers of Buyer Sub immediately prior to the Effective Time shall continue to be the directors and corporate officers of the Surviving Company, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Company, until their respective successors are duly elected or appointed (as the case may be) and qualified.

ARTICLE II

CONSIDERATION; EXCHANGE PROCEDURES

      2.1.     Effect on Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the Company:

(a) Each share of the common stock, par value $6.00 per share, of the Company (the “Company Common Stock”) owned by Buyer or Buyer Sub immediately prior to the Effective Time (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired and no shares of common stock, par value $0.001 per share, of Buyer (the “Buyer Common Stock”), or other consideration shall be delivered in exchange therefor.

(b) Subject to Sections 2.1(c) and 2.2, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Sections 2.1(a) and Dissenting Shares) shall be converted into and become the right to receive that number of shares of Buyer Common Stock equal to the Exchange Ratio. For purposes of this Agreement:

(i) “Exchange Ratio” shall mean the quotient, rounded to the nearest one ten thousandth, of (A) the Purchase Price divided by (B) the Buyer Closing Share Price;

(ii) “Outstanding Company Shares” shall mean that number of shares of Company Common Stock issued and outstanding as of the close of business on the date of this Agreement, as certified in writing by the Company’s transfer agent, a copy of which certification shall be promptly delivered to Buyer;

(iii) “Purchase Price” shall mean the quotient, rounded to the nearest one ten thousandth, of (A) the Transaction Value divided by (B) the Outstanding Company Shares;

(iv) Subject to clause (v) of this Section 2.1(b), “Share Component” shall mean:

(A) if the Buyer Closing Share Price is less than $19.00, the product of (x) 6,120,093 multiplied by (y) a fraction, the numerator of which is 19 and the denominator of which is the Buyer Closing Share Price, but not more than 6,644,672;

(B) if the Buyer Closing Share Price is greater than $18.99 but less than $25.01, 6,120,093; and

(C) if the Buyer Closing Share Price is greater than $25.00, the product of (x) 6,120,093 multiplied by (y) a fraction, the numerator of which is 25 and the denominator of which is the Buyer Closing Share Price, but not less than 5,773,672;

(v) “Transaction Value” shall mean the sum of (A) the Cash Component (determined without giving effect to any reduction pursuant to Section 2.1(d)) and (B) the product of (x) the Share Component determined as provided in clause (iv) above without giving effect to Section 2.1(d) multiplied by (y) the Buyer Closing Share Price; provided, however, that if the first sentence of Section 2.1(d) is applicable such that there is a Cash Reduction Amount, then for purposes of this clause (v), the Cash Component shall be reduced by the Cash Reduction Amount and the Share Component shall be increased by an amount equal to the quotient obtained by dividing the Cash Reduction Amount by the greater of the Closing Price and $19.00, and

(vi) The calculations required by this Section 2.1(b) shall be prepared by Buyer and subject to review by the Company and the Trustee.

(c) The Exchange Ratio shall be subject to appropriate adjustments in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other like changes in Buyer’s capitalization.

(d) In the event that the sum of (i) the Cash Component, (ii) 130% of the product of (A) the Purchase Price and (B) the number of Dissenting Shares, if any, and (iii) the amount of cash estimated to be payable with respect to fractional shares resulting from the Merger (the “Aggregate Cash Price”) shall exceed 58% of the Adjusted Transaction Value, then the Cash Component shall be reduced such that the Aggregate Cash Price shall not exceed 58% of the Adjusted Transaction Value (or such lesser amount as may be necessary to enable Buyer’s and the Company’s respective tax counsel to render the opinions referred to in Sections 8.2(e) and 8.3(e)) after giving effect to the proviso in Section 2.1(b)(v). The amount, if any, by which the Cash Component is reduced pursuant to the preceding sentence is referred to herein as the “Cash Reduction Amount.” Adjusted Transaction Value shall mean the Transaction Value calculated (prior to giving effect to the first sentence of this Section 2.1(d) or the proviso in Section 2.1(b)(v)) using the average of the high and low price of one share of Buyer Common Stock on the NASDAQ market on the Closing Date (the “Closing Price”), rather than the Buyer Closing Share Price. The “Cash Component” shall mean $164,562,490.

      2.2.     No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Buyer Common Stock shall be issued in the Merger. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Buyer Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock owned by such holder at the Effective Time) by the Buyer Closing Share Price. The “Buyer Closing Share Price” shall mean the average of the daily volume weighted average sale price of one share of Buyer Common Stock for the five trading days immediately preceding the Closing Date on the Nasdaq National Market. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

      2.3.     Shares of Dissenting Holders. Notwithstanding anything else in this Agreement to the contrary but only to the extent required by the CGCL, shares of Company Common Stock that are issued and outstanding immediately before the Effective Time and that are held by holders of Company Common Stock who have voted against the Merger and who comply with all provisions of the CGCL concerning the right of holders of Company Common Stock to dissent from the Merger and require appraisal of their shares of Company Common Stock (the “Dissenting Shareholders,” with the shares of Company Common Stock held by such Dissenting Shareholders being referred to as the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but shall only be entitled to such rights as are granted to them pursuant to Sections 1300 — 1312 of the CGCL; provided, however, that any Dissenting Shares which, at any time after the Effective Time, lose their status as Dissenting Shares under the CGCL shall forfeit the right to appraisal and all such Dissenting Shares shall then be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration without interest. Prior to the Effective Time, the Company shall give Buyer prompt notice of any such demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company and the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Buyer, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the CGCL.

      2.4.     Options. (a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock (each, a “Company Option”) which is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed together with the Company 2000 Stock Option Plan and shall be converted into an option to acquire, on the same terms and conditions as were applicable to the original Company Option (including full vesting and exercisability as a result of and following the Merger), that number of shares of Buyer Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Option by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Company Common Stock, at a price per share (rounded to the nearest one-hundredth of a cent) equal to the per share exercise price specified in such Company Option divided by the Exchange Ratio; provided, however, that in the case of any Company Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. Prior to the Effective Time, Buyer shall reserve for issuance the number of shares of Buyer Common Stock necessary to satisfy Buyer’s obligations under this Section 2.4. Immediately prior to the Effective Time, Buyer shall issue to each holder of an outstanding Company Option a document evidencing the conversion and assumption of the Company Option by Buyer pursuant to this Section 2.4.

      (b) Within fifteen (15) Business Days after the Effective Time, Buyer shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of Buyer Common Stock subject to the options referred to in paragraph (a) of this Section 2.4 and shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein, as well as comply with state securities or “blue sky” laws, for so long as such options remain outstanding.

      2.5.     Buyer to Make Merger Consideration Available. Buyer shall appoint an agent, who shall be reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging certificates that immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Certificates”) for the amount or kind of consideration to be received by holders of Company Common Stock under this Agreement (the “Merger Consideration”). At or promptly after the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of Buyer Common Stock and an estimated amount of cash sufficient to pay any cash that may be payable in lieu of any fractional shares (such cash and certificates for shares of Buyer Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

      2.6.     Exchange of Shares. (a) As soon as reasonably practicable after the Effective Time, and in no event more than five Business Days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of Buyer Common Stock and cash in lieu of fractional shares of Buyer Common Stock, if any, into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of shares of Buyer Common Stock (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to the provisions of this Article II and a check representing the amount of cash (if any) payable in lieu of fractional shares of Buyer Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable in lieu of fractional shares.

      (b) No dividends or other distributions with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, with a record date after the Effective Time and which theretofore had become payable with respect to whole shares of Buyer Common Stock represented by such Certificate.

      (c) If any certificate representing shares of Buyer Common Stock is to be issued in the name of a person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

      (d) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Buyer, the Surviving Company or the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

      (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twelve months after the Effective Time shall be paid, at the request of Buyer, to Buyer. Any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Buyer for payment of the Merger Consideration and unpaid dividends and distributions on the Buyer Common Stock deliverable in respect of each share of Company Common Stock held by such stockholder at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Buyer, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such person of a bond in such amount as Buyer may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

      (g) Buyer or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Buyer or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of any other U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Buyer or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by Buyer or the Exchange Agent.

      2.7.     Shares of Buyer Sub. Each share of common stock of Buyer Sub (“Buyer Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and shall remain issued and outstanding.

ARTICLE III

DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

      3.1.     Disclosure Schedule. Prior to the execution and delivery of this Agreement, the Company has delivered to Buyer, and Buyer has delivered to the Company, a schedule (in the case of the Company, the

“Company Disclosure Schedule,” and in the case of Buyer, the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article IV, in the case of the Company, or Article V, in the case of Buyer, or to one or more of such party’s covenants contained in Article VI; provided, however, that notwithstanding anything in this Agreement to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or is reasonably likely to have a Material Adverse Effect (as defined herein) with respect to either the Company or Buyer, respectively.

      3.2.     Standards. (a) No representation or warranty of either the Company or Buyer contained in Article IV or Article V, respectively (other than the representations and warranties in Section 4.1(a), 4.1 (c), 4.2(a) and (c), 4.3(a), 4.3(b)(i), 4.7, 4.8(a), the first sentence of 5.1, 5.2, 5.3(a), 5.3(b)(i), 5.5, 5.7 and 5.13(a) respectively, which shall be true and correct in all material respects), shall be deemed untrue or incorrect, and neither the Company nor Buyer shall be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Article IV or Article V, as the case may be, has had or is reasonably likely to have a Material Adverse Effect (as defined below) on the party making such representation or warranty.

      (b) As used in this Agreement, the term “Material Adverse Effect” means with respect to Buyer or the Company, as the case may be, any effect which individually or in the aggregate with all other effects (i) is materially adverse to the business, results of operations or financial condition of such party and its subsidiaries (if any) taken as a whole, other than any such effect attributable to or resulting from (A) any change in banking or similar laws, rules, regulations or policies of general applicability or interpretations thereof by courts or governmental authorities, (B) any change in GAAP or regulatory accounting principles, in each case which affects banks, thrifts or their holding companies generally, (C) events, conditions or trends in economic, business or financial conditions generally or affecting banks, thrifts or their holding companies specifically (including changes in the prevailing level of interest rates), except to the extent Buyer or the Company, as the case may be, is materially and disproportionately affected thereby, or (D) any action or omission of such party taken with the prior written consent of the other party, (E) any expenses incurred by the referenced party in connection with this Agreement or the transactions contemplated hereby, to the extent such expenses do not exceed the good faith estimates thereof set forth in the Company Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, or (F) any change in the stock price or trading volume of such party, or (ii) materially impairs the ability of such party to consummate the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Buyer as follows:

      4.1.     Corporate Organization. (a) The Company is a banking corporation duly organized, validly existing and in good standing under the laws of the State of California. The deposit accounts of the Company are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Articles of Incorporation and By-laws of the Company, copies of which have previously been made available to Buyer, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

      (b) The Company (i) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

      (c) As of the date hereof, the Company does not have any Subsidiaries. As of the Closing, the Company will have no Subsidiaries other than any entity which becomes a Subsidiary as a result of foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of the Company’s business consistent with past practice. For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time, directly or indirectly, owned by such party.

      (d) The minute books of the Company contain true, complete and accurate records of all meetings and other corporate actions held or taken since January 1, 2000 of its stockholders and Board of Directors (including committees of its Boards of Directors).

      4.2.     Capitalization. (a) The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock. As of the date of this Agreement, there are (i) 10,685,876 shares of Company Common Stock issued and outstanding as of December 19, 2003 and (ii) no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise, except for 641,846 shares of Company Common Stock reserved for issuance pursuant to the Company’s 2000 Stock Option Plan (the “2000 Plan”) and described in Section 4.2 of the Company Disclosure Schedule. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the stock options referred to in the next sentence, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company (including any rights plan or agreement). The names of the optionees, the date of each issued and outstanding option to purchase Company Common Stock granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the 2000 Plan are set forth in Section 4.2 of the Company Disclosure Schedule.

      (b) Except as disclosed in Section 4.2(b) of the Company Disclosure Schedule, the Company does not beneficially own or control, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity, excluding any investments acquired in the normal course of its banking business after the date of this Agreement in respect of debts previously contracted in good faith.

      (c) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the Company’s stockholders may vote (“Voting Debt”) have been issued by the Company and are outstanding.

      4.3.     Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of the Company. Concurrently with the execution and delivery of this Agreement, the Trustee has delivered to the Company on behalf of the Trust a Voting and Sale Agreement (the “VAS Agreement”) to vote in favor of this Agreement and the transactions contemplated hereby at the Company Stockholder Meeting (as defined in Section 7.10(a) hereof), and no other corporate or stockholder proceedings on the part of the Company are necessary to approve this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby other than the Required Company Vote (as defined in Section 7.10(a) hereof). This Agreement has been duly and validly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Buyer and Buyer Sub) constitutes and the Agreement of Merger, upon due execution and delivery by the parties hereto, will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally. For purposes of this Agreement, the “Trust” shall mean the trust established pursuant to the Trust Agreement, dated as of October 31, 2003 by and between Korea Exchange Bank, as grantor, and L. Dale Crandall, as trustee (the “Trustee”).

      (b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or By-Laws of the Company, or (ii) assuming receipt of the Required Company Vote and that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company, or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance (a “Lien”) upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company is a party, or by which it or any of its properties or assets may be bound or affected.

      4.4.     Consents and Approvals. Except for (a) the filing of an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Merger Act and the approval of such application (the “Bank Merger Act Application”), (b) the filing and approval of applications and notices, as applicable, with the California Department of Financial Institutions (the “CDFI”) (the “State Banking Approvals”), (c) the filing of the Agreement of Merger and the California Certificate with the Commissioner, (d) the filing of the Agreement of Merger and the California Certificate approved by the Commissioner with the California Secretary (e) the filing of a copy of the Agreement of Merger certified by the California Secretary with the Commissioner, (f) notification from the Federal Reserve Board pursuant to 12 C.F.R. 225.12(d)(2) that an application under Section 3 of the Bank Holding Company Act of 1956, as amended, is not required in connection with the consummation of the Merger and the purchase of shares of Company Common Stock pursuant to the VAS Agreement, (g) the filing with the Securities and Exchange Commission (the “SEC”) and the FDIC of a joint proxy statement in definitive form relating to the respective meetings of the stockholders of the Company and Buyer referred to in Section 7.10 (the “Joint Proxy Statement/ Prospectus”) and the filing and declaration of effectiveness of the registration statement on Form S-4 covering all of the shares of Buyer Common Stock to be issued in the Merger in which the Joint Proxy Statement/ Prospectus will be included as a prospectus (the “S-4”) and any filings or approvals under applicable state securities laws, and (h) such filings, authorizations or approvals as may be set forth in Section 4.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each, a “Governmental Entity”) or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby.

      4.5.     Regulatory Reports. (a) The Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2000, with (i) the FDIC, (ii) the CDFI and any other applicable state banking commission or any other state regulatory authority (each, a “State Regulator”) and (iii) any other self-regulatory organization (“SRO”) (collectively, the “Regulatory Agencies”), and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company, no Regulatory Agency has initiated any proceeding, or, to the knowledge of the Company, threatened an investigation into the business or operations of the Company since December 31, 2000. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company.

      (b) The Company has previously made available to Buyer a true, correct and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2000 by the Company with the FDIC pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Company Reports”) and (b) communication mailed by the Company to its stockholders since December 31, 2000. The Company has timely filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all of the Company Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the FDIC thereunder applicable to such Company Reports and other documents. As of their respective dates of filing with the FDIC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), no such Company Report (when filed and at their respective effective times, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, and there are no outstanding comments from or unresolved issues raised by the FDIC with respect to any of the Company Reports. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated against the Company by the FDIC or any State Regulator relating to disclosures contained in any Company Reports.

      4.6.     Financial Statements. (a) The Company has previously made available to Buyer copies of (a) the balance sheets of the Company as of December 31 for the fiscal years 2001 and 2002, and the related statements of operations, changes in stockholders’ equity and comprehensive income and cash flows for the fiscal years 2000 through 2002, inclusive, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the FDIC under the Exchange Act, in each case accompanied by the audit report of the Company’s independent public accountants, and (b) the unaudited balance sheets of the Company as of September 30, 2002 and September 30, 2003 and the related unaudited statements of operations and cash flows for the three-month and nine-month periods then ended as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 filed with the FDIC under the Exchange Act. The financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present, and the financial statements to be filed by the Company with the FDIC after the date of this Agreement will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount, none of which are expected to be material to the Company), the results of the operations and financial position of the Company for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the FDIC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the FDIC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the FDIC after the date of this Agreement will be, prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied during and throughout the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Company have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

      (b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, as filed with the FDIC, or (ii) liabilities incurred since September 30, 2003 in the ordinary course of business consistent with past practice, the Company has not incurred any material liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), other than pursuant to or as contemplated by this Agreement.

      4.7.     Broker’s Fees; Expenses. Neither the Company nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Company, through a special committee of the Board of Directors of the Company, has engaged, and will pay a fee or commission to, Friedman, Billings, Ramsey & Co., Inc. (“Company Advisor”) in accordance with the terms of a letter agreement between Company Advisor and the Company, a true, complete and correct copy of which has been previously delivered by the Company to Buyer, and pursuant to Section 10.2 hereof, the Company has agreed to pay the fees and expenses of Merrill Lynch & Co., financial advisor to the Trustee, in accordance with the letter agreement, dated as of October 31, 2003, by and among the Trustee, Merrill Lynch & Co. and Korea Exchange Bank.

      4.8.     Absence of Certain Changes or Events. (a) Except as disclosed in any Company Report filed prior to the date of this Agreement, since December 31, 2002, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Company.

      (b) Except as disclosed in any Company Report filed prior to the date of this Agreement, since September 30, 2003, the Company has carried on its business only in the ordinary and usual course consistent with its past practices and has not taken any action that would have been prohibited by Section 6.1 (other than Section 6.1(g)) if taken after the date of this Agreement.

      (c) Since December 31, 2002, the Company has not (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of December 31, 2002 (which amounts have been previously disclosed to Buyer), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for salary increases and bonus payments made in the ordinary course of business consistent with past practice), (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, (iv) had any union organizing activities or (v) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

      4.9.     Legal Proceedings. (a) The Company is not a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or challenging the validity or propriety of the transactions contemplated by this Agreement.

      (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company or the assets of the Company.

      4.10.     Taxes. (a) The Company has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as defined below) required to be filed at or prior to the Effective Time, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or made adequate provision in the financial statements of the Company (in accordance with GAAP) for all material Taxes (as defined below) whether or not shown as due on such Tax Returns. No material deficiencies for any Taxes have been proposed or assessed in writing with respect to the Company.

      (b)(i) There are no material Liens for Taxes upon the assets of the Company except for statutory liens for current Taxes not yet due, (ii) the Company has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding and (iii) the Company is not a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than the agreement referenced in Section 7.17 hereto.

      (c) Except as set forth in Section 4.10(c) of the Company Disclosure Schedule, the Company (A) is not and has never been a member of an affiliated group filing a consolidated tax return or (B) has any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

      (d) No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company.

      (e) The Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

      (f) All material Taxes required to be withheld, collected or deposited by or with respect the Company have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant taxing authority.

      (g) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      (h) There is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of the Company either within the Company’s knowledge or claimed, pending or raised by an authority in writing.

      (i) The Company will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

      (j) For the purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

      4.11.     Employee Benefit Plans. (a) Section 4.11(a) of the Company Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, under which (i) any current or former employee, director or consultant of the Company (the “Company Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company’s parent company (the “Parent”), the Company or any of its Subsidiaries or (ii) the Company or its Subsidiaries has had or has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans”.

      (b) With respect to each Company Plan under which any Company Employee has any present or future rights to benefits, the Company has provided to Buyer a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) by the Parent or the Company to the Company Employees concerning the extent of the benefits provided under a Company Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Company Plans at any time within the twelve months immediately following the date hereof and (v) for the three most recent years (A) the Form 5500 and attached schedules, and (B) audited financial statements.

      (c) (i) Each Company Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Company Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter or a sponsor opinion letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject the Company, by reason of its affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iv) no “reportable event” (as such term is defined in Section 4043 of the Code) that could reasonably be expected to result in liability, no “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Plan; (v) no Company Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers (within the meaning of The Sarbanes-Oxley Act of 2002); and (vi) no Company Plan other than the 401(k) plan provides for any loans to Company Employees. The Company has not incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Company, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.

      (d) No Company Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and none of the Company, nor any member of its Controlled Group has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

      (e) With respect to any Company Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, (ii) to the knowledge of the Company, no facts or circumstances exist that could give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (iv) to the knowledge of the Company, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, threatened or in progress (including, without limitation, any routine requests for information from the PBGC).

      (f) Except as set forth in Section 4.11(f) of the Company Disclosure Schedule, no Company Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (i) the payment to any Company Employee of any money or other property, (ii) the provision of any benefits or other rights of any Company Employee or (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Company Employee. The Company’s ability to deduct the payments, rights or benefits set forth in Schedule 4.11(f) is not limited by Section 280G of the Code.

      (g) Except as set forth in Section 4.11(g) of the Company Disclosure Schedule, no Company Plan is maintained outside the jurisdiction of the United States, or covers any Company Employee residing or working outside the United States (any such Company Plan set forth in Schedule 4.11(g) shall be referred to herein as a “Foreign Benefit Plan”). With respect to any Foreign Benefit Plans, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality; (ii) all Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of the Company; and (iii) no material liability or obligation of the Company exists with respect to such Foreign Benefit Plans that has not been disclosed on Schedule 4.11(g).

      4.12.     Company Disclosure Controls and Procedures. None of the Company’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or its accountants. The Company has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

      4.13.     Company Information. The information relating to the Company that is provided to Buyer by the Company or its representatives for inclusion in the Joint Proxy Statement/ Prospectus, the S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or any other document filed with any other Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/ Prospectus and any filing pursuant to Rule 14a-12 under the Exchange Act will comply with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Buyer specifically for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus.

      4.14.     Compliance with Applicable Law. The Company:

(a) is in compliance, in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, permits, licenses, franchises, certificates of authority, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, all other applicable fair lending and fair housing laws or other laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), truth-in-lending, real estate settlement procedures, adjustable rate mortgages disclosures or consumer credit (including, without limitation, the federal Consumer Credit Protection Act, the federal Truth-in Lending Act and Regulation Z thereunder, the federal Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, and the federal Equal Credit Opportunity Act and Regulation B thereunder) or with respect to the Flood Disaster Protection Act and the Bank Secrecy Act, and, as of the date hereof, the Company has a Community Reinvestment Act rating of “outstanding”;

(b) has all permits, licenses, franchises, certificates, orders, and approvals of, and has made all filings, applications, and registrations with, Governmental Entities that are required in order to permit the Company to carry on its business as currently conducted;

(c) except as set forth in Section 4.14(c) of the Company Disclosure Schedule, has, since December 31, 2001, received no notification or communication from any Governmental Entity (A) asserting that the Company is not in compliance with any statutes, regulations or ordinances, (B) threatening to revoke any permit, license, franchise, certificate of authority or other governmental authorization, or (C) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC deposit insurance; and

(d) except as set forth in Section 4.14(d) of the Company Disclosure Schedule, is not a party to or subject to any order, decree, capital or other directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission to, and has not adopted any board resolutions at the request of any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including the FDIC) or the supervision or regulation of the Company and the Company has not been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any such board resolutions.

      4.15.     Certain Contracts. (a) Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, the Company is not a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in (x) any payment or benefits (whether of severance pay or otherwise) becoming due, or any increase in the amount of or acceleration or vesting of any rights to any payment or benefits, from Buyer, the Company, the Surviving Company or any of their respective Subsidiaries to any director, officer, employee or consultant thereof or (y) the invalidity, unenforceability or discontinuation of any such contract, arrangement, commitment or understanding, whether in whole or in part, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or part after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports filed prior to the date of this Agreement, (iv) which is not terminable without cause on 60 days or less notice or involves the payment of more than $100,000 per annum, (v) which limits the freedom of the Company or any of its affiliates to compete in any line of business, in any geographic area or with any person, or which requires referrals of business or requires the Company or any of its affiliates to offer products or services of any other person on a priority or exclusive basis, or (vi) with Korea Exchange Bank or any of its other affiliates or any directors or officers thereof (other than any such contract, arrangement, commitment or understanding that will be terminated at or prior to the Closing without any cost or liability to the Company). Each contract, arrangement, commitment or understanding of the type described in this Section 4.15(a), whether or not set forth in Section 4.15(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract.” The Company has made available to Buyer (x) all Company Contracts and (y) all other contracts (including all lease, rental or occupancy agreements or other contracts affecting or relating to the ownership or use of any real or personal property; all agreements for the purchase or sale of Loans (as hereinafter defined) on a wholesale or bulk basis and all consulting agreements with outside consultants) which involved payments by the Company in fiscal year 2003 of more than $100,000 or which could reasonably be expected to involve payments during fiscal year 2004 of more than $100,000, other than any such contract that is terminable at will on 60 days or less notice without payment of a penalty in excess of $100,000 and other than any contract entered into on or after the date hereof that is permitted under the provisions of Section 6.1.

      (b) (i) Each Company Contract is a valid and binding obligation of the Company and in full force and effect, and to the knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company, and to the knowledge of the Company, each of the other parties thereto, has performed all obligations required to be performed by it under each Company Contract, (iii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company under any Company Contract, and (iv) no other party to such Company Contract is, to the knowledge of the Company, in default in any respect thereunder.

      4.16.     Environmental Matters. (a) Each of the Company and, to the knowledge of the Company, each of the Participation Facilities and the Loan Properties (each as defined below) are and have been in compliance with all applicable federal, state and local laws including common law, regulations and ordinances and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of or exposure to Hazardous Materials (as defined below) in the environment or workplace.

      (b) There is no legal, administrative, arbitral or other proceeding, claim, action or cause of action, private environmental investigation or remediation activity or governmental investigation of any nature seeking to impose, or that is reasonably expected to result in the imposition, on the Company any liability or obligation arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal environmental statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the “Environmental Laws”), pending or, to the knowledge of the Company, threatened. The Company is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority or regulatory agency imposing any liability or obligation pursuant to or under any Environmental Law.

      (c) To the knowledge of the Company, during the period of (i) the Company’s ownership or operation of any of its current or former properties, (ii) the Company’s participation in the management of any Participation Facility or (iii) the Company’s interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of the Company, prior to the period of (x) the Company’s ownership or operation of any of its current or former properties, (y) the Company’s participation in the management of any Participation Facility, or (z) the Company’s interest in a Loan Property, there was no release or threatened release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property.

      The following definitions apply for purposes of this Section 4.16: (i) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials; (ii) “Loan Property” means any property in which the Company holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (iii) “Participation Facility” means any facility in which the Company participates in the management and, where required by the context, said term means the owner or operator of such property.

      4.17.     Derivative Transactions. (a) All Derivative Transactions (as defined below) entered into by the Company or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations and regulatory policies of any Governmental Entity, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and, to the knowledge of the Company, each of the applicable counterparties, have duly performed all of its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

      (b) No Derivative Transaction, were it to be a Loan held by the Company, would be classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import. The financial position of the Company under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company in accordance with GAAP consistently applied.

      (c) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

      4.18.     Opinion. Prior to the execution of this Agreement, the Company has received an opinion from the Company Advisor to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the stockholders of the Company (other than the Trustee on behalf of the Trust) is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

      4.19.     Approvals. As of the date of this Agreement, the Company knows of no reason why all regulatory approvals applicable to it from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

      4.20.     Loan Portfolio. (a) The Company is not a party to any written or oral (i) loan, loan agreement, note, borrowing arrangement or other extension of credit (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), other than any Loan the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of September 30, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) as of the date hereof, Loan with any director, executive officer or five percent or greater stockholder of the Company, or to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.20(a) of the Company Disclosure Schedule sets forth (x) all of the Loans in original principal amount in excess of $750,000 of the Company that as of September 30, 2003 were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (y) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company that as of September 30, 2003 were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (z) each asset of the Company that as of September 30, 2003 was classified as “Other Real Estate Owned” and the book value thereof.

      (b) Each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

      (c) The Company is duly licensed as a lender by the Small Business Administration (“SBA”) and is eligible to participate in the SBA’s Preferred Lenders Program. The Company is not now nor has it ever been subject to any fine, suspension or other administrative agreement or sanction by, or any reduction in its lending authority by, the SBA. All of the Loans originated or purchased by the Company which are guaranteed by the SBA meet all of the SBA’s requirements for guarantee under the applicable SBA program.

      4.21.     Property. The Company has good and marketable title free and clear of all Liens to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated statement of financial condition of the Company as of September 30, 2003 or acquired after such date, except (a) liens for Taxes not yet due and payable, (b) pledges to secure deposits and other liens incurred in the ordinary course of business, or (c) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens arising in the ordinary course of business. All real property and fixtures material to the business, operations or financial condition of the Company are in good condition and repair, subject to ordinary wear and tear. All leases pursuant to which the Company, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and neither the Company nor, to the knowledge of the Company, any other party thereto is in default thereunder nor is there any event which with notice or lapse of time or both would constitute such a default. The Company has good, valid and marketable title to all material tangible personal property owned by it, free and clear of all Liens other than mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens arising in the ordinary course of business.

      4.22.     Patents, Trademarks, Etc. The Company owns or possesses, or is licensed or otherwise has the right to use, all proprietary rights, including all trademarks, trade names, service marks and copyrights, that are material to the conduct of its existing business. The Company is not bound by or a party to any licenses or agreements of any kind with respect to any trademarks, service marks or trade names which it claims to own. The Company has not received any communications alleging that it has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.

      4.23.     Insurance. The Company is insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice. The Company is in material compliance with its insurance policies and is not in default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except as set forth in Section 4.23 of the Company Disclosure Schedule and except for policies insuring against potential liabilities of officers, directors and employees of the Company, the Company is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

      Except as set forth in the Buyer Disclosure Schedule, Buyer hereby represents and warrants to the Company as follows:

      5.1.     Corporate Organization. (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer Sub is a banking corporation duly organized, validly existing and in good standing under the laws of the State of California. The deposit accounts of Buyer Sub are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of Buyer and Buyer Sub (i) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Buyer is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Certificate of Incorporation and By-Laws of Buyer, and the Articles of Incorporation and By-Laws of Buyer Sub, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. Buyer has no Subsidiaries other than Buyer Sub.

      (b) The minute books of Buyer and Buyer Sub contain true, complete and accurate records of all meetings and other corporate actions held or taken since January 1, 2000 of their respective stockholders and Board of Directors (including committees of their respective Boards of Directors).

      5.2.     Capitalization. (a) The authorized capital stock of Buyer consists of 50,000,000 shares of Buyer Common Stock and 10,000,000 shares of preferred stock. As of the date of this Agreement, there are (i) 14,163,410 shares of Buyer Common Stock issued and outstanding and no shares of Buyer preferred stock outstanding as of December 19, 2003, (ii) no shares of Buyer Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise, except for 1,654,291 shares of Buyer Common Stock reserved for issuance pursuant to Buyer’s 2000 Stock Option Plan and described in Section 5.2 of the Buyer Disclosure Schedule and (iii) no shares of Buyer Common Stock held by Buyer as treasury stock. All of the issued and outstanding shares of Buyer Common Stock have been, and the shares of Buyer Common Stock to be issued pursuant to the Merger will be at the Effective Time, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the stock options referred to in this Section 5.2(a) or as otherwise specified by Section 5.2 of the Buyer Disclosure Schedule or otherwise contemplated by this Agreement (including Section 5.7 hereof), as of the date of this Agreement, Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer Common Stock or any other equity security of Buyer or any securities representing the right to purchase or otherwise receive any shares of Buyer Common Stock or any other equity security of Buyer (including any rights plan or agreement).

      (b) The authorized capital stock of Buyer Sub consists of 10,000,000 shares of Buyer Sub Common Stock, of which 7,414,400 shares are outstanding on the date hereof. All of the issued and outstanding shares of Buyer Sub are owned by Buyer. All of the issued and outstanding shares of Buyer Sub have been duly authorized, validly issued, fully paid and nonassessable. As of the date of this Agreement, Buyer Sub does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer Sub Common Stock or any other equity security of Buyer Sub or any securities representing the right to purchase or otherwise receive any shares of Buyer Sub Common Stock or any other equity security of Buyer Sub (including any rights plan or agreement).

      (c) No Voting Debt has been issued by Buyer or Buyer Sub and is outstanding.

      5.3.     Authority; No Violation. (a) Each of Buyer and Buyer Sub has full corporate power and authority to execute and deliver this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly approved by the Board of Directors of Buyer, and (ii) duly and validly approved by the Board of Directors of Buyer Sub and by Buyer in its capacity as the sole shareholder of Buyer Sub, and no other corporate or stockholder proceedings on the part of Buyer or Buyer Sub are necessary to approve this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby other than the Required Buyer Vote. This Agreement has been duly and validly executed and delivered by Buyer and Buyer Sub and (assuming due authorization, execution and delivery by the Company) constitutes and the Agreement of Merger, upon due execution and delivery by the parties hereto, will constitute a valid and binding obligation of Buyer and Buyer Sub, enforceable against Buyer and Buyer Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

      (b) Neither the execution and delivery of this Agreement by Buyer and Buyer Sub nor the consummation by Buyer and Buyer Sub of the transactions contemplated hereby, nor compliance by Buyer and Buyer Sub with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of Buyer, or the Articles of Incorporation or By-Laws of Buyer Sub or (ii) assuming that the Required Buyer Vote and the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or Buyer Sub or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or Buyer Sub under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or Buyer Sub is a party, or by which they or any of their respective properties or assets may be bound or affected.

      5.4.     Consents and Approvals. Except for (a) the filing of the Bank Merger Act Application and approval of such application, (b) the State Banking Approvals, (c) the filing of the Agreement of Merger and the California Certificate with the Commissioner, (d) the filing of the Agreement of Merger and California Certificate approved by the Commissioner with the California Secretary, (e) the filing of a copy of the Agreement of Merger certified by the California Secretary with the Commissioner, (f) notification from the Federal Reserve Board pursuant to 12 C.F.R. 225.12(d)(2) that an application under Section 3 of the Bank Holding Company Act of 1956, as amended, is not required in connection with the consummation of the Merger and the purchase of shares of Company Common Stock pursuant to the VAS Agreement, (g) authorization for listing of the shares of Buyer Common Stock to be issued in the Merger on the Nasdaq National Market System, (h) the filing with the SEC and the FDIC of the Joint Proxy Statement/ Prospectus and the filing and declaration of effectiveness of the S-4 and any filings or approvals under applicable state securities laws, and (i) such filings, authorizations or approvals as may be set forth in Section 5.4 of the Buyer Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with the execution and delivery by Buyer or Buyer Sub of this Agreement or the consummation by Buyer and Buyer Sub of the Merger and the other transactions contemplated hereby.

      5.5.     Broker’s Fees. Neither Buyer nor Buyer Sub, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Buyer has engaged, and will pay a fee or commission to Credit Suisse First Boston LLC.

      5.6.     Buyer Information. The information relating to Buyer and Buyer Sub to be contained in the Joint Proxy Statement/ Prospectus, the S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or any other document filed with any other Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/ Prospectus, the S-4 and any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will comply with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder except that no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus.

      5.7.     Access to Funds. Section 5.7 of the Buyer Disclosure Schedule contains an accurate and complete description of the financing (the “Financing”) contemplated as of the date hereof to be used by Buyer to complete the transactions contemplated by the VAS Agreement and the amounts of debt and equity financing as to which Buyer has entered into binding written commitments with respect to the Financing as of the date of this Agreement, including the names of the parties to such commitments. Buyer has previously provided to the Company copies of the commitment letters (the “Financing Commitment Letters”) between Buyer and certain investors related to the debt and equity financing that Buyer intends to use to consummate the transactions contemplated by the VAS Agreement. As of the date of this Agreement, the Financing Commitment Letters are in full force and effect, and Buyer has no reason to believe that any of the conditions to financing specified in the Financing Commitment Letters that are within the control of Buyer will not be satisfied in accordance with the terms of the Financing Commitment Letters. As of the date of this Agreement, the representations and warranties made by Buyer in the Financing Commitment Letters were true and correct when made.

      5.8.     Approvals. As of the date of this Agreement, Buyer knows of no reason applicable to it why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained on a timely basis.

      5.9.     Legal Proceedings. (a) Neither Buyer nor Buyer Sub is a party to any, and there are no pending or, to Buyer’s knowledge, threatened, legal, administrative, or arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Buyer or Buyer Sub that, individually or in the aggregate, would (i) delay or prevent Buyer or Buyer Sub from performing its obligations hereunder or (ii) adversely affect the ability of Buyer or Buyer Sub to consummate the transactions contemplated hereby.

      (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Buyer or Buyer Sub, or the assets of Buyer or Buyer Sub.

      5.10.     Compliance with Applicable Law. Each of Buyer and Buyer Sub:

(a) is in compliance, in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, permits, licenses, franchises, certificates of authority, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, all other applicable fair lending and fair housing laws or other laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), truth-in-lending, real estate settlement procedures, adjustable rate mortgages disclosures or consumer credit (including, without limitation, the federal Consumer Credit Protection Act, the federal Truth-in Lending Act and Regulation Z thereunder, the federal Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, and the federal Equal Credit Opportunity Act and Regulation B thereunder) or with respect to the Flood Disaster Protection Act and the Bank Secrecy Act, and, as of the date hereof, the Company has a Community Reinvestment Act rating of “satisfactory” or better;

(b) has all permits, licenses, franchises, certificates, orders, and approvals of, and has made all filings, applications, and registrations with, Governmental Entities that are required in order to permit Buyer and Buyer Sub to carry on its business as currently conducted;

(c) has, since December 31, 2000, received no notification or communication from any Governmental Entity (A) asserting that Buyer or Buyer Sub is not in compliance with any statutes, regulations or ordinances, (B) threatening to revoke any permit, license, franchise, certificate of authority or other governmental authorization, or (C) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC deposit insurance; and

(d) is not a party to or subject to any order, decree, capital or other directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission to, and has not adopted any board resolutions at the request of, any Governmental Entity charged with the supervision or regulation of depository institutions or their holding companies or engaged in the insurance of deposits (including the Federal Reserve) or the supervision or regulation of Buyer or Buyer Sub and neither Buyer nor Buyer Sub has been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any such board resolution.

      5.11.     Regulatory Reports. (a) Buyer and Buyer Sub have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with the Regulatory Agencies (which term shall include, for purposes of this Section 5.11, the Federal Reserve Board), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Buyer and Buyer Sub, no Regulatory Agency has initiated any proceeding, or to the knowledge of Buyer, threatened an investigation into the business or operations of Buyer or Buyer Sub since December 31, 2000. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Buyer or Buyer Sub.

      (b) A true, correct and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2000 by Buyer with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “Buyer Reports”) is publicly available via EDGAR. Buyer has timely filed all Buyer Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Buyer Reports complied with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer Reports. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), no such Buyer Report (when filed and at their respective effective time, if applicable) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, and there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Buyer Reports. No executive officer of Buyer has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated against Buyer by the SEC or any State Regulator relating to disclosures contained in any Buyer Reports.

      5.12.     Financial Statements. (a) Buyer has previously made available to the Company copies of (a) the consolidated balance sheets of Buyer as of December 31 for the fiscal years 2001 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income and cash flows for the fiscal years 2000 through 2002, inclusive, as reported in Buyer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Buyer’s independent public accountant, and (b) the consolidated unaudited balance sheets of Buyer as of September 30, 2002 and September 30, 2003 and the related unaudited statements of operations and cash flows for the three-month and nine-month periods then ended as reported in Buyer’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 filed with the SEC under the Exchange Act. The financial statements referred to in this Section 5.12 (including the related notes, where applicable) fairly present, and the financial statements to be filed by Buyer with the SEC after the date of this Agreement will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount, none of which are expected to be material to Buyer), the consolidated results of the operations and financial position of Buyer for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Buyer with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Buyer with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during and throughout the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Buyer and Buyer Sub have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

      (b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Buyer included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, as filed with the SEC or (ii) liabilities incurred since September 30, 2003 in the ordinary course of business consistent with past practice, neither Buyer nor Buyer Sub has incurred any material liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), other than pursuant to or as contemplated by this Agreement (including Section 5.7 hereof) and except as is not reasonably likely to have a Material Adverse Effect on Buyer.

      5.13.     Absence of Certain Changes or Events. (a) Except as disclosed in any Buyer Report filed prior to the date of this Agreement, since December 31, 2002, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Buyer.

      (b) Except as disclosed in any Buyer Report filed prior to the date of this Agreement, since September 30, 2003, Buyer and Buyer Sub have carried on their business only in the ordinary and usual course consistent with past practices and have not taken any action that would have been prohibited by Section 6.2 if taken after the date of this Agreement.

      5.14.     Opinion. Prior to the execution of this Agreement, Buyer has received an opinion from the Buyer Advisor to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be paid to the stockholders of the Company is fair to Buyer from a financial point of view. Such opinion has been confirmed in writing and has not been amended or rescinded as of the date of this Agreement.

      5.15.     Buyer Disclosure Controls and Procedures. None of Buyer’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Buyer or its accountants. Buyer has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

      6.1.     Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Buyer, the Company shall carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, the Company will use its reasonable best efforts to (x) preserve its business organization and its rights, authorizations, franchises and other authorizations issued by Governmental Entities intact, (y) keep available to itself and Buyer the present services of the current officers and employees of the Company, and (z) preserve for itself and Buyer the goodwill of the customers of the Company and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or with the prior written consent of Buyer, which shall not be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, the Company shall not:

(a) other than normal quarterly cash dividends not in excess of $0.05 per share of Company Common Stock, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock; provided, however, that no dividends shall be paid by the Company on Company Common Stock if (i) the Company shall be required to borrow funds to do so or (ii) such dividend shall cause the Company to cease to qualify as a “well capitalized” institution under applicable FDIC rules;

(b) (i) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (ii) directly or indirectly repurchase, redeem or otherwise acquire (except for the acquisition of shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) any shares of the capital stock of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company, or grant any person any right to acquire any shares of the capital stock of the Company; or (iii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien or authorize or propose the issuance, delivery, sale, pledge or encumbrance of or the imposition of any Lien on, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, except, in the case of clause (iii), for the issuance of Company Common Stock upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and disclosed pursuant to Section 4.2(a), and in accordance with their present terms;

(c) amend its articles of incorporation, by-laws or other similar governing documents, or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination with or involving any other person, or a letter of intent or agreement in principle with respect thereto, other than in accordance with Section 9.1(i) of this Agreement;

(d) make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $150,000 in the aggregate;

(e) enter into any new line of business, offer any new product or change its lending, investment, risk and asset-liability management and other material banking or operating policies or procedures, except as required by law or by policies imposed by a Governmental Entity;

(f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than investment securities acquired in the ordinary course of business consistent with past practice and with Section 6.1(q)), other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(g) except for Loans or commitments for Loans that have previously been approved by the Company prior to the date of this Agreement, (i) make or acquire any Loan or issue a commitment for any Loan except for Loans and commitments that are made in the ordinary course of business consistent with past practice and with a principal balance of $7,000,000 or less, (ii) take any action that would result in any discretionary releases of collateral or guarantees or otherwise restructure any Loan or commitment for any Loan with a principal balance in excess of $3,000,000, (iii) incur any indebtedness for borrowed money, other than deposit liabilities, FHLB advances and reverse repurchase agreements, in each case, entered into in the ordinary course of business consistent with past practice and with a final maturity of one year or less, or (iv) guarantee or agree to guarantee, or endorse or assume responsibility for, the obligations of any person (other than the endorsement of checks and other negotiable instruments in the normal process of collection and the issuance of standby letters of credit and trade letters of credit);

(h) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(i) change its methods of accounting in effect at December 31, 2002 except as required by changes in GAAP or regulatory accounting principles as concurred to by the Company’s independent auditors;

(j) (i) increase the compensation or benefits of any present or former director, officer or employee of the Company (except, in the case of non-executive officers and other employees, for increases in salary or wages in the ordinary course of business consistent with past practice or for additional payments pursuant to the Company’s Retention Plan identified in Section 4.11(a) of the Company Disclosure Schedule not to exceed $800,000 in the aggregate), (ii) grant any severance or termination pay to any present or former director, officer or employee of the Company other than pursuant to the Company’s Severance Plan identified in Section 4.11(a) of the Company Disclosure Schedule not to exceed $2,100,000 in the aggregate, (iii) establish, adopt, enter into, amend or terminate any Company Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement, except as required by applicable law or as required to maintain qualification pursuant to the Code, or (iv) grant any equity or equity-based awards;

(k) sell, license, lease, encumber, assign or otherwise dispose of, or agree to sell, license, lease, encumber, assign or otherwise dispose of, or abandon or fail to maintain any of its assets, properties or other rights or agreements except (i) sales of Loans and, subject to Section 6.1(q), investment securities in the ordinary course of business consistent with past practice, (ii) as expressly required by the terms of any contracts or agreements in force at the date or renewals thereof of this Agreement and set out in Section 6.1 of the Company Disclosure Schedule, or (iii) pledges of assets to secure public deposits accepted in the ordinary course of business consistent with past practice;

(l) file any application to establish, relocate, sell, acquire or terminate, or establish, relocate, sell, acquire or terminate, the operations of any branch, loan production, servicing or other banking office or facility of the Company;

(m) enter into, create, renew, amend or terminate, fail to perform any material obligations under, waive or release any material rights under or give notice of a proposed renewal, amendment, waiver, release or termination of, any contract, agreement or lease to which the Company is a party or by which the Company or its properties is bound that calls for aggregate annual payments of $100,000 or more; or make any material change in any of such contracts, agreements or leases, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date without material changes to the terms thereof;

(n) except pursuant to agreements or arrangements in effect on the date hereof and previously provided to Buyer, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors;

(o) other than in the ordinary course of business consistent with past practice or as required by applicable law, (i) make any material Tax election or change any method of accounting, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any amended Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax or (vi) surrender any right to claim a material Tax refund;

(p) pay, discharge, settle, compromise or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), including taking any action to settle or compromise any litigation, in each case, involving monetary damages in excess of $200,000, other than the payment, discharge, settlement, compromise or satisfaction in accordance with their terms of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company Reports filed prior to the date hereof, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(q) materially change its investment securities portfolio policy (including by changing the average maturity by more than twelve months from that in effect at September 30, 2003), or the manner in which the portfolio is classified or reported;

(r) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity;

(s) authorize, commit or agree to do any of the foregoing actions; or

(t) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay receipt of any Requisite Regulatory Approvals (as defined in Section 8.1(b)) or the consummation of the Merger.

      6.2.     Covenants of Buyer. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the Company, Buyer shall, and shall cause Buyer Sub to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, Buyer shall, and shall cause Buyer Sub to, use its reasonable best efforts to (w) preserve its business organization and its rights, authorizations, franchises and other authorizations issued by Governmental Entities intact, (x) keep available to itself the present services of the current officers and employees of Buyer and Buyer Sub, and (y) preserve for itself the goodwill of the customers of Buyer and Buyer Sub and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 6.2 of the Buyer Disclosure Schedule or as otherwise contemplated by this Agreement (including Section 5.7 hereof) or with the prior written consent of the Company (which shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Buyer shall not and shall not permit Buyer Sub to:

(a) other than normal quarterly cash dividends not in excess of $0.10 per share of Buyer Common Stock, declare or pay any dividends on, or make other distributions in respect of, any shares of Buyer Common Stock; provided, however, that no dividends shall be paid by Buyer on Buyer Common Stock if (i) Buyer shall be required to borrow funds to do so, or (ii) such dividend shall cause Buyer to cease to qualify as a “well capitalized” institution under applicable Federal Reserve Board rules;

(b) (i) split, combine or reclassify any shares of its capital stock; (ii) directly or indirectly repurchase, redeem or otherwise acquire (except for the acquisition of shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) any shares of the capital stock of Buyer, or any securities convertible into or exercisable for any shares of the capital stock of Buyer;

(c) amend its articles of incorporation, by-laws or other similar governing documents, except as required by applicable law or regulation;

(d) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, which is reasonably likely to, individually or in the aggregate, have a Material Adverse Effect on Buyer, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(e) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII or in any of the Financing Commitment Letters or other written commitments with respect to the Financing not being satisfied;

(f) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay receipt of any Requisite Regulatory Approvals or the consummation of the Merger;

(g) change its methods of accounting in effect at December 31, 2002 except as required by changes in GAAP or regulatory accounting principles as concurred to by Buyer’s independent auditors; or

(h) authorize, commit or agree to do any of the foregoing actions.

ARTICLE VII

ADDITIONAL AGREEMENTS

      7.1.     Regulatory Matters. (a) The Company and Buyer shall promptly prepare and file with the SEC and the FDIC the Joint Proxy Statement/ Prospectus, and Buyer shall promptly prepare and file with the SEC the S-4. Each of Buyer and the Company shall use reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and thereafter to mail the Joint Proxy Statement/ Prospectus to their respective stockholders.

      (b) Subject to subsection (e) below, the parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties or Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The Company and Buyer shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Buyer, as the case may be, and, in the case of Buyer, Buyer Sub, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties or Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby.

      (c) Buyer and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/ Prospectus and the S-4 or any other statement, filing, notice or application made by or on behalf of Buyer, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

      (d) Buyer and the Company shall cooperate to keep each other reasonably apprised of material written communications received by Buyer or Buyer Sub, on the one hand, or the Company, on the other hand, or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement, in each case to the extent permitted by law.

      (e) Buyer hereby agrees to use its reasonable best efforts to file all state, federal and foreign regulatory applications and notices required to consummate the Merger no later than the twentieth business day following the date hereof.

      7.2.     No Solicitation by the Company or Buyer. (a) Each of the Company and Buyer agree that it shall, and shall direct and use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents and representatives (including without limitation any investment banker, financial advisor, attorney, accountant or other representative retained by it) to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal (as defined below), and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting the other party to promptly return or destroy any confidential information previously furnished by such party thereunder. From the date of this Agreement through the Effective Time, each of the Company and Buyer shall not, nor shall it authorize or permit any of its directors, officers or employees (and, in the case of Buyer, those of Buyer Sub) or any investment banker, financial advisor, attorney, accountant or other representative retained by it (or, in the case of Buyer, by Buyer Sub) to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) provide any confidential information or data to any person relating to any Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iv) except in accordance with Section 9.1(i) in the case of the Company, approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose to do any of the foregoing, or (v) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal; provided, however, that prior to the date of its Stockholders Meeting, if a party’s Board of Directors determines in good faith, after consulting with its outside legal and financial advisors, that the failure to do so would breach, or would reasonably be expected to result in a breach of, its Board’s fiduciary duties under applicable law, such party may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 7.2(a) that its Board of Directors believes in good faith constitutes a Superior Proposal (as defined below), subject to providing 48 hour prior written notice of its decision to take such action to the other party and identifying the person making the proposal and all the material terms and conditions of such proposal and compliance with Section 7.2(b), following delivery of such notice (1) furnish information with respect to itself to any person making such a Superior Proposal pursuant to a customary confidentiality agreement (as determined by such party after consultation with its outside counsel) on terms no more favorable to such person than the terms contained in any such agreement between the Company and Buyer, and (2) participate in discussions or negotiations regarding such a Superior Proposal. For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of the Company or Buyer, as the case ma y be, (x) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of the Company or Buyer, as the case may be, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or Buyer, as the case may be, or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Buyer, as the case may be, other than the transactions contemplated by this Agreement or, in the case of Buyer, transactions permitted by Section 6.2 or contemplated by Section 5.7, including the transaction described therein and in the Financing Commitment Letters. For purposes of this Agreement, the term “Superior Proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of the Company Common Stock or the Buyer Common Stock, as the case may be, then outstanding or all or substantially all of the Company’s or Buyer’s, as the case may be, consolidated assets, which after taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation) (i) is on terms which the Board of Directors of the Company or Buyer, as the case may be, determines in its good faith judgment to be more favorable from a financial point of view to its stockholders than the Merger and, in the case of Buyer, the transactions contemplated by the VAS Agreement, (ii) that constitutes a transaction that, in such Board of Directors’ good faith judgment, is reasonably likely to be consummated on the terms set forth, and (iii) for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company or Buyer, as the case may be, is reasonably likely to be obtained by such third party.

      (b) In addition to the obligations of the Company and Buyer, as the case may be, set forth in Section 7.2(a), each party shall promptly (within 24 hours) advise the other orally and in writing of its receipt of any Acquisition Proposal (or any inquiry which could lead to an Acquisition Proposal) and keep the other informed, on a current basis, of the continuing status thereof and shall contemporaneously provide to the other all materials provided to or made available to any third party pursuant to this Section 7.2 which were not previously provided to the other.

      (c) The Company shall immediately advise the Trustee orally and in writing of any Acquisition Proposal (or any inquiry which could lead to an Acquisition Proposal) that it may receive and keep the Trustee informed, on a current basis, of the continuing status thereof and shall consult with the Trustee prior to taking or failing to take any action pursuant to this Section 7.2. The provisions of this Section 7.2(c) are intended to be for the benefit of, and shall be enforceable by, the Trust and the Trustee, and their successors.

      (d) Notwithstanding anything herein to the contrary, each of the Company and Buyer and its respective Board of Directors shall be permitted to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act; provided, however, that compliance with such Rules will in no way limit or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

      (e) Nothing in this Section 7.2 shall be read so as to restrict Buyer’s pursuit and consummation of the Financing.

      7.3.     Access to Information. (a) The parties agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, each shall afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, such party shall make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking, consumer finance or protection laws (other than reports or documents which such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Such party shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

      (b) All information furnished to either party by the other party pursuant to Section 7.3 shall be subject to, and such receiving party shall hold all such information in confidence in accordance with, the provisions of the Confidentiality Agreement (other than the provisions set forth in the second full paragraph on page 4 thereof), dated as of November 7, 2003, between the Company and Buyer (the “Confidentiality Agreement”).

      (c) No investigation by a party or its Representatives shall affect the representations, warranties, covenants or agreements of the other party set forth herein.

      (d) The Company shall provide Buyer with reasonable notice of and the opportunity to have an observer present at all meetings of the Company’s management loan committee.

      (e) Notwithstanding anything contained in this Agreement to the contrary, the Company and Buyer (and each of their respective employees, representatives, or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and any facts that may be relevant to the tax structure of the transactions contemplated by this Agreement; provided, however, that neither the Company nor Buyer (nor any of their respective employees, representatives or other agents thereof) may disclose any other information that is not relevant to understanding the tax treatment and tax structure of the transactions contemplated by this Agreement, or any other information to the extent that such disclosure could result in a violation of any federal or state securities law.

      7.4.     Notification of Certain Matters. Each of Buyer and the Company will give prompt notice to the other (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided, however, that the mere delivery of any notice pursuant to this Section 7.4 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article VIII of this Agreement or otherwise limit or affect the remedies available to any such party hereunder.

      7.5.     Employee Benefit Plans; Existing Agreements. (a) The Company Employees shall be eligible to participate in employee benefit plans of Buyer or Buyer Sub in which similarly situated employees of Buyer or Buyer Sub participate, to the same extent that similarly situated employees of Buyer or Buyer Sub participate (it being understood that inclusion of Company Employees in Buyer’s employee benefit plans may occur at different times with respect to different plans).

      (b) With respect to each employee benefit plan, program, policy or arrangement maintained by Buyer or Buyer Sub for the benefit of current or former employees of Buyer or Buyer Sub (each such plan, program, policy or arrangement, a “Buyer Plan”) for which length of service is taken into account for any purpose, service with the Company (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Buyer for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Buyer Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Plan. Company Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Buyer Plan.

      (c) As of the Effective Time, Buyer shall assume and honor and shall cause Buyer Sub to assume and to honor in accordance with their terms all agreements listed in Section 7.5 of the Company Disclosure Schedule (the “Benefit Agreements”). Buyer acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of the Company for all purposes under such agreements. The provisions of this Section 7.5(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.

      (d) Buyer agrees to have in effect on the Closing Date a defined contribution plan that meets the requirements of Section 401(a) of the Code and which includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (such plan, the “Buyer Savings Plan”). Each Company Employee who is eligible to defer compensation under the Company 401(k) Savings Plan (the “Company

Savings Plan”) on the Closing Date shall be eligible to participate in and defer compensation under Buyer Savings Plan as soon as practicable following the Closing Date but in no event greater than 30 days following the Closing Date. To the extent permitted by law, Buyer shall permit the Company Employees who are participants in Buyer Savings Plan to rollover their accounts balances in the Company Savings Plan into Buyer Savings Plan as soon as practicable following the Closing Date.

      7.6.     Indemnification. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of the Company or any of its predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Buyer shall indemnify and hold harmless, as and to the fullest extent provided in the Articles of Incorporation and By-Laws of the Company as in effect on the date of this Agreement, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Buyer; provided, however, that (1) Buyer shall have the right to assume the defense thereof and upon such assumption Buyer shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Buyer elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Buyer, and Buyer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Buyer shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Buyer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Buyer shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 7.6, upon learning of any such claim, action, suit, proceeding or investigation, shall notify promptly Buyer thereof, provided that the failure to so notify shall not affect the obligations of Buyer under this Section 7.6 except to the extent such failure to notify materially prejudices Buyer. Buyer’s obligations under this Section 7.6 shall continue in full force and effect without limit from the Effective Time.

      (b) Buyer shall use its reasonable best efforts to cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Buyer may substitute therefor policy or policies of at least the same coverage amounts and containing terms and conditions which are in the aggregate not materially less advantageous to such directors and officers of the Company than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Buyer be required to expend on an annual basis more than 200% of the annual premiums currently expended by the Company for the insurance covering the officers and directors of the Company (the “Insurance Amount”), and further provided that if Buyer is unable to maintain or obtain the insurance called for by this Section 7.6(b) Buyer shall use all reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

      (c) In the event Buyer or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer assume the obligations set forth in this Section 7.6.

      (d) The provisions of this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

      7.7.     Reasonable Best Efforts; Additional Agreements. (a) Subject to the terms and conditions of this Agreement, each of Buyer, Buyer Sub and the Company agrees to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger, including using reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger.

      (b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Buyer.

      7.8.     Current Information. During the period from the date of this Agreement to the Effective Time, the Company will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Buyer and to report the general status of the ongoing operations of the Company. The Company will promptly notify Buyer of any material change in the normal course of business or in the operation of the properties of the Company and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving the Company, and will keep Buyer fully informed of such events.

      7.9.     Dividends. Until the Effective Time, Buyer and the Company shall coordinate the declaration and payment of any dividends in respect of Buyer Common Stock and Company Common Stock and the record dates and the payment dates relating thereto, it being the intention of Buyer and the Company that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and/or any shares of Buyer Common Stock that any such holder receives in exchange therefor pursuant to the Merger.

      7.10.     Stockholder Approvals. (a) The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Company Stockholders Meeting”) for the purpose of obtaining the affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock to adopt this Agreement (the “Required Company Vote”) and, except as provided hereby, shall take all reasonable action to solicit the adoption of this Agreement by such stockholders. The Board of Directors of the Company shall recommend adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company (the “Company Recommendation”); provided, however, that, if the Company receives a Superior Proposal, the Board of Directors of the Company may (x) withdraw, modify, qualify in any manner adverse to Buyer, condition or refuse to make such recommendation or (y) take any other action or make any other public statement in connection with the Company Stockholders Meeting inconsistent with such recommendation (collectively, a “Change in the Company Recommendation”) if the Board of Directors of the Company determines, in good faith after consulting with its outside financial and legal advisors, that the failure to take such action would breach, or would reasonably be expected to result in a breach of, its fiduciary obligations under applicable law. Notwithstanding anything to the contrary herein, this Agreement shall (unless the Agreement shall have been terminated in accordance with its terms) be submitted to the stockholders of the Company at the Company Stockholders Meeting for the purpose of voting on the adoption of this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation.

      (b) Buyer shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Buyer Stockholders Meeting” and together with the Company Stockholders Meeting, the “Stockholders Meetings”) for the purpose of obtaining the affirmative vote of the holders of a majority of the outstanding shares of Buyer Common Stock voted in person or by proxy at the Buyer Stockholders Meeting to approve the issuance of the shares of Buyer Common Stock pursuant to the Merger and the Financings (the “Required Buyer Vote”) and, except as provided hereby, shall take all reasonable action to solicit such approval by its stockholders. The Board of Directors of Buyer shall recommend such approval by the stockholders of Buyer (the “Buyer Recommendation”); provided, however, that, if the Buyer receives a Superior Proposal, the Board of Directors of Buyer may (x) withdraw, modify, qualify in any manner adverse to the Company, condition or refuse to make such recommendation or (y) take any other action or make any other public statement in connection with the Buyer Stockholders Meeting inconsistent with such recommendation (collectively, a “Change in Buyer Recommendation”) if the Board of Directors of Buyer determines, in good faith after consulting with its outside financial and legal advisors, that the failure to take such action would breach, or would reasonably be expected to result in a breach of its fiduciary obligations under applicable law. Notwithstanding anything to the contrary herein, this Agreement shall be submitted to the stockholders of Buyer at the Buyer Stockholders Meeting for the purpose of voting or the adoption of this Agreement and nothing contained herein shall be deemed to relieve Buyer of such obligation.

      7.11.     Subsequent Interim and Annual Financial Statements. As soon as reasonably practicable after they become available, but in no event more than 30 days, after the end of each calendar month ending after the date of this Agreement, the Company shall furnish to Buyer financial statements (including balance sheet, statement of operations and stockholders’ equity) of the Company as of and for such month then ended. All information furnished by the Company hereto pursuant to this Section 7.11 shall be held in confidence by Buyer to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

      7.12.     Reorganization; Certain Modifications. Buyer and the Company will (i) use all reasonable best efforts to cause the Merger to constitute a reorganization under Section 368(a) of the Code and (ii) not take any action or fail to take any action required hereby that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Buyer and the Company shall execute and deliver officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering opinions with respect to the Tax treatment of the Merger.

      7.13.     Exemption From Liability Under Section 16(b). Assuming that the Company delivers to Buyer the Section 16 Information (as defined below) reasonably in advance of the Effective Time, the Board of Directors of Buyer, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Company Insiders (as defined below) of Buyer Common Stock in exchange for shares of Company Common Stock, and of options to purchase Buyer Common Stock upon conversion of Company Options, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by the Company to Buyer prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all respects regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and the number and description of the Company Options held by each such Company Insider. “Company Insiders” shall mean those officers and directors of Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

      7.14.     Stock Exchange Listing. Buyer shall use its reasonable best efforts to cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

      7.15.     Financing. Buyer hereby agrees to use its reasonable best efforts to satisfy all conditions to the Financing set forth in the Financing Commitment Letters and to consummate the transactions contemplated thereby. Buyer will keep the Company and the Trustee reasonably informed of the status of the Financing. The Company shall provide, and will cause its officers and employees to provide, all necessary cooperation and information in connection with the arrangement and obtaining of the Financing as may be reasonably requested by Buyer, including, without limitation, facilitating customary due diligence and arranging senior officers, as selected by Buyer, to meet with prospective lenders and investors in customary presentations (including “road show” presentations) or otherwise. Buyer shall not amend, supplement, modify or terminate (whether unilaterally or by mutual consent) any Financing Commitment Letters, or waive any rights thereunder, prior to the termination of this Agreement, without the written consent of the Company and the Trustee.

      7.16.     Termination of Certain Company Plans. (a) The Company shall terminate, effective immediately preceding the Closing Date (the “Plan Termination Date”), any and all 401(k) plans sponsored by the Company (collectively, the “Terminated Company Plans”) unless Buyer provides notice to the Company that such Terminated Company Plans shall not be terminated. Buyer shall receive from the Company evidence that the Terminated Company Plans have been terminated pursuant to resolutions of the Company’s Board of Directors (the form and substance of such resolutions shall be subject to review and approval of Buyer), effective as of the Plan Termination Date.

      (b) The Company agrees to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate and make effective such conversion of Company Options as set forth in Section 2.4(a).

      7.17.     Termination of Parent Tax Agreement. The Company shall use its reasonable best efforts to enter into an agreement terminating the California Franchise Tax Sharing Agreement dated February 28, 2000 between KEB and the Company and providing for cooperation between KEB and the Company (or its successor) with respect to periods covered by such agreement prior to the Closing Date.

      7.18.     Board Seat. Promptly following the Effective Time, consistent with applicable law and its bylaws, the number of directors on the Board of Directors of Buyer shall be increased by one (unless a current vacancy exists, in which case no new vacancy need be created), and a director designated by the special committee of the Board of Directors of the Company and acceptable to Buyer shall be appointed as a Class I director of Buyer.

      7.19.     Consent Order. The Company shall use its reasonable best efforts to cause the Consent Order issued by the FDIC on April 14, 2002 to have been terminated prior to the Closing with no further force or effect.

ARTICLE VIII

CONDITIONS PRECEDENT

      8.1.     Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The Company shall have obtained the Required Company Vote and Buyer shall have obtained the Required Buyer Vote.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, restricts or makes illegal the consummation of the Merger.

(d) Stock Exchange Listing. The shares of Buyer Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance.

(e) S-4 Effectiveness. The S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f) Voting and Sale Agreement. Buyer shall have purchased the Purchased Shares pursuant to the VAS Agreement, dated as of the date hereof, by and between Buyer and the Trust. For purposes of this Section 8.1(f), “Purchased Shares” shall have the meaning set forth in the VAS Agreement.

      8.2.     Conditions to Obligations of Buyer and Buyer Sub. The obligation of Buyer and Buyer Sub to effect the Merger is also subject to the satisfaction or waiver by Buyer at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be, giving effect to Section 3.2, true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Consents Under Agreements. All consents and approvals of all persons (other than the Governmental Entities) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or Buyer.

(d) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(e) Tax Opinion. Buyer shall have received an opinion of Simpson Thacher & Bartlett LLP, counsel to Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, substantially to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Simpson Thacher & Bartlett LLP may require and rely upon written representations and covenants, including those contained in officer’s certificates of the Company and Buyer, in form and substance reasonably satisfactory to such counsel.

(f) Termination of Certain Company Plans. The Company shall have terminated, effective the Plan Termination Date the Terminated Company Plans unless Buyer provided notice to the Company that such Terminated Company Plans shall not be terminated. Buyer shall receive from the Company evidence that the Terminated Company Plans have been terminated pursuant Section 7.17 herein.

(g) Financing. Buyer shall have received the proceeds of the Financing on the terms set forth in Section 5.7 of the Buyer Disclosure Schedule.

      8.3.     Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be, giving effect to Section 3.2, true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to such effect.

(c) Consents Under Agreements. All consents and approvals of all persons (other than the Governmental Entities) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or Buyer.

(d) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(e) Tax Opinion. The Company shall have received an opinion of Manatt, Phelps & Phillips, LLP, counsel to the Company, dated the Closing Date, in form and substance reasonably satisfactory to the Company, substantially to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Manatt, Phelps & Phillips, LLP may require and rely upon written representations and covenants, including those contained in officer’s certificates of the Company and Buyer, in form and substance reasonably satisfactory to such counsel.

ARTICLE IX

TERMINATION AND AMENDMENT

      9.1.     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Buyer:

(a) by mutual consent of the Company and Buyer in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board (provided that the Trustee consents in writing to such termination);

(b) by either Buyer or the Company upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth herein, or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c) by either Buyer or the Company if the Merger shall not have been consummated on or before September 30, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of a representation or warranty by the Company) or Section 8.3(a) (in the case of a breach of a representation or warranty by Buyer);

(e) by either Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;

(f) (i) by either Buyer or the Company if the Required Buyer Vote shall not have been obtained at the Buyer Stockholders Meeting or at any adjournment or postponement thereof;

(g) by either Buyer or the Company if the other party shall have breached the terms of Section 7.2 hereof in any respect materially adverse to the other party;

(h) (i) by Buyer if the Board of Directors of the Company shall have failed to recommend adoption of this Agreement by the stockholders of the Company or shall have effected a Change in the Company Board Recommendation or shall have resolved to do so, whether or not permitted by this Agreement, (ii) by the Company, if the Board of Directors of Buyer shall have failed to recommend the issuance of Buyer Common Stock pursuant to the Merger and the Financing by the stockholders of Buyer, or shall have effected a change in the Buyer Board Recommendation, or shall have resolved to do so, whether or not permitted by this Agreement, or (iii) the Company or Buyer, as the case may be, if the other shall have materially breached its obligations under Section 7.10 by failing to call, give notice of, convene and hold its respective Stockholders Meeting in accordance with Section 7.10; or

(i) by the Company, but only during such period of time beginning on the date of distribution of the Joint Proxy Statement/ Prospectus to the stockholders of the Company and ending on the date that the Company Stockholders Meeting is held (but in no event more than 45 days after the date of distribution of the Joint Proxy Statement/ Prospectus), in the event that the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to the Company and to the Company’s stockholders under applicable law; provided, however, that the Board of Directors of the Company may terminate this Agreement pursuant to this Section 9.1(i) solely in order to concurrently enter into a definitive acquisition agreement or other similar agreement related to a Superior Proposal; and provided further, however, that this Agreement may be terminated pursuant to this Section 9.1(i) only after the fifth day following Buyer’s receipt of written notice from the Company advising Buyer that the Board of Directors of the Company is prepared to accept a Superior Proposal, and only if, during such five-day period, if Buyer so elects, the Company and its advisors shall have negotiated in good faith with

Buyer to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein on such adjusted terms.

      9.2.     Effect of Termination. (a) In the event of termination of this Agreement by either Buyer or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect and none of Buyer, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them or the Trustee shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.3(b), 9.2 and 10.2 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

      (b) The Company and Buyer agree that the agreement contained in Sections 9.2(c) and 9.2(d) below are an integral part of the transactions contemplated by this Agreement and constitutes liquidated damages and not a penalty.

      (c) The Company shall pay Buyer, by wire transfer of immediately available funds, the sum of twelve million dollars (the “Termination Fee”) if this Agreement is terminated as follows:

(i) by Buyer pursuant to Section 9.1(g) or 9.1(h) or by the Company pursuant to Section 9.1(i), in which case the Company shall pay the full amount of the Termination Fee on the second Business Day following such termination; and

(ii) by (A) Buyer pursuant to Sections 9.1(d) or 9.1(e), or (B) by either Buyer or the Company pursuant to Section 9.1(c) and at the time of such termination, no vote of the stockholders of the Company contemplated by this Agreement at the Company Stockholder Meeting shall have occurred, and in the case of clauses (A) and (B) an Acquisition Proposal with respect to the Company shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of the Company and the Trustee (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal with respect to the Company) at any time after the date of this Agreement and on or prior to the date of termination of this Agreement, then the Company shall pay (x) an amount equal to 1/3 of the Termination Fee on the second Business Day following such termination, and (y) if within 12 months after such termination the Company enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then the Company shall pay the remainder of the Termination Fee on the date of such execution or consummation.

      (d) Buyer shall pay the Company, by wire transfer of immediately available funds, the Termination Fee if this Agreement is terminated as follows:

(i) by the Company pursuant to Section 9.1(g) or 9.1(h), in which case Buyer shall pay the full amount of the Termination Fee on the second Business Day following such termination; and

(ii) by (A) the Company pursuant to Sections 9.1(d) or 9.1(e), (B) by either Buyer or the Company pursuant to Section 9.1(f), due to a failure to receive the Required Buyer Vote or (C) by either Buyer or the Company pursuant to Section 9.1(c) and at the time of such termination, no vote of the stockholders of Buyer contemplated by this Agreement at the Buyer Stockholders Meeting shall have occurred, and in the case of clauses (A), (B) and (C) an Acquisition Proposal with respect to Buyer shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of Buyer (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal with respect to Buyer) at any time after the date of this Agreement and on or prior to the date of the Buyer Stockholders Meeting, in the case of clause (B), or the date of termination of this Agreement, in the case of clauses (A) or (C), then Buyer shall pay (x) an amount equal to 1/3 of the Termination Fee on the second Business Day following such termination, and (y) if within 12 months after such termination Buyer or Buyer Sub enters into a definitive agreement with respect to, or consummates, an Acquisition

Proposal, then Buyer shall pay the remainder of the Termination Fee on the date of such execution or consummation.

      9.3.     Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and Buyer; provided, however, that this Agreement may be so amended by the parties hereto only with the prior written consent of the Trustee; provided further, however, that after any approval of the transactions contemplated by this Agreement by the Company’s and Buyer’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which changes the amount or form of the consideration to be delivered to the Company stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. The provisions of this Section 9.3 are intended to be for the benefit of, and shall be enforceable by, the Trust, the Trustee, and their successors.

      9.4.     Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of its agreements contained herein, or waive compliance with any of the conditions to its obligations hereunder; provided, however, that the Trustee shall consent in writing to any agreement on the part of the Company to any such extension or waiver. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

      10.1.     Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

      10.2.     Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the Company shall pay the fees and expenses of Merrill Lynch & Co., financial advisor to the Trustee, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Sullivan & Cromwell LLP (“S&C”), legal advisors to the Trustee, in connection with this Agreement and the transactions contemplated hereby; provided further, however, that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement. The provisions of this Section 10.2 are intended to be for the benefit of, and shall be enforceable by, Merrill Lynch & Co., Skadden and S&C, and their successors.

      10.3.     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail

(return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Buyer, to:

Hanmi Financial Corporation

3660 Wilshire Blvd., Suite PH-A
Los Angeles, CA 90010
Attention: Chief Executive Officer

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue
New York, NY 10017
Attention: Lee Meyerson, Esq.

(b) if to the Company, to:

Pacific Union Bank

3530 Wilshire Blvd., Suite 1800
Los Angeles, CA 90010
Attention: Lisa Kim Pai

With copies to:

Manatt, Phelps, & Phillips, LLP

11355 W. Olympic Blvd
Los Angeles, CA 90064
Attention: William Quicksilver, Esq. and
Gordon Bava, Esq.

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square
New York, New York 10036
Attention: William S. Rubenstein, Esq.

      10.4.     Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to December 22, 2003.

      10.5.     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party, it being understood that all parties need not sign the same counterpart.

      10.6.     Entire Agreement. This Agreement (including the documents and the instruments referred to herein, including, without limitation, the Confidentiality Agreement), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Notwithstanding the foregoing, any provision of the Confidentiality Agreement or any other document or instrument referred to herein that conflicts with any provision of this Agreement shall be superseded by the provisions hereof.

      10.7.     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to any applicable conflicts of law.

      10.8.     Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in Sections 6.1(h), 6.1(t), 6.2(e), 6.2(f), 7.2, 7.3(b) and 7.7 of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Sections 6.1(h), 6.1(t), 6.2(e), 6.2(f), 7.2, 7.3(b) and 7.7 of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      10.9.     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      10.10.     Publicity. Except as otherwise required by law or by the rules of the Nasdaq Stock Market’s National Market, so long as this Agreement is in effect, neither Buyer nor the Company shall, nor shall Buyer permit Buyer Sub to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

      10.11.     Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that the provisions of this Agreement are intended to be for the benefit of, and shall be enforceable by, the Trust, the Trustee, and their respective successors.

      IN WITNESS WHEREOF, Buyer and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HANMI FINANCIAL CORPORATION

By:	/s/ JAE WHAN YOO

Name: Jae Whan Yoo

Title:	President and Chief Executive Officer

HANMI BANK

By:	/s/ JAE WHAN YOO

Name: Jae Whan Yoo

Title:	President and Chief Executive Officer

PACIFIC UNION BANK

By:	/s/ DAVID B. WARNER

Name: David B. Warner

Title:	President and Chief Executive Officer

APPENDIX B

December 22, 2003

Board of Directors

Hanmi Financial Corporation
3660 Wilshire Blvd.
Suite PH-A
Los Angeles, CA 90010

Members of the Board:

      You have asked us to advise you with respect to the fairness, from a financial point of view, to Hanmi Financial Corporation (the “Acquiror”) of the Aggregate Consideration (as defined below) to be paid by the Acquiror as set forth in (i) the Agreement and Plan of Merger, dated as of December 22, 2003 (the “Merger Agreement”), by and among Pacific Union Bank (the “Company”), the Acquiror and Hanmi Bank, a wholly-owned subsidiary of the Acquiror (“Hanmi Bank”) and (ii) the Voting and Sale Agreement, dated as of December 22, 2003, (the “Trust Sale Agreement”) by and between the Acquiror and the Trust (the “Trust”) established pursuant to the Trust Agreement dated as of October 31, 2003 between Korea Exchange Bank and Mr. L. Dale Crandall. The Trust Sale Agreement provides for, among other things, the sale (the “Sale”) by the Trust to the Acquiror of up to 6.63 million shares of common stock, par value $6.00 per share (“Company Common Stock”), of the Company for $164.6 million in cash, subject to adjustment as set forth in the Merger Agreement, as to which we express no opinion (the “Aggregate Cash Consideration”) immediately prior to the consummation of the Merger (as defined below). The Merger Agreement provides for, among other things, the merger (the “Merger”) of the Company with and into Hanmi Bank, with Hanmi Bank as the surviving entity, pursuant to which all of the outstanding shares of Company Common Stock, other than shares of Company Common Stock held directly or indirectly by the Acquiror or Hanmi Bank (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted), which will be cancelled, will be converted into the right to receive in the aggregate 6.12 million shares of the common stock, par value $0.001 per share (“Acquiror Common Stock”), of the Acquiror, subject to adjustment as set forth in the Merger Agreement, as to which we express no opinion (the “Aggregate Stock Consideration” and, together with the Aggregate Cash Consideration, the “Aggregate Consideration”). The Merger Agreement and the Trust Sale Agreement are collectively referred to herein as the “Agreements”.

      In arriving at our opinion, we have reviewed the Agreements, as well as certain publicly available business and financial information relating to the Acquiror and the Company. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts, provided to or discussed with us by the Company and the Acquiror and have met with managements of the Company and the Acquiror to discuss the business and prospects of the Company and the Acquiror, respectively. We have also considered certain financial and stock market data of the Acquiror and the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Acquiror and the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts that we have reviewed, the managements of the Company and the Acquiror have advised us, and we have assumed, that such financial forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the

Company and the Acquiror as to the future financial performance of the Company and the Acquiror, respectively. In addition, with respect to the financial forecasts relating to synergistic values and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the combination of the operations of the Company, the Acquiror and Hanmi Bank, the management of the Acquiror has advised us, and we have assumed, that such financial forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to such synergistic values and operating cost savings and that such results will be achieved in such amounts and at such times as indicated therein. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the Merger and the Sale, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company, the Acquiror, or Hanmi Bank or the contemplated benefits of the Merger and the Sale, and that the Merger and the Sale will each be consummated in accordance with the terms of the Merger Agreement and the Trust Sale Agreement, without waiver, amendment or modification of any material terms, conditions or agreements therein. In addition, we have not been requested to make, and have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of Acquiror Common Stock will be when issued to holders of Company Common Stock pursuant to the Merger or the prices at which shares of Acquiror Common Stock will trade at any time. Our opinion only addresses the fairness from a financial point of view of the Aggregate Consideration to be paid by the Company in the Sale and the Merger and does not address any other ancillary transaction to the Merger or the Sale, including, without limitation, the sale of any equity securities of the Acquiror. Our opinion also does not address the relative merits of the Merger and the Sale as compared to other business strategies that might be available to the Acquiror, nor does it address the underlying business decision of the Acquiror to proceed with the Merger and the Sale.

      We have acted as financial advisor to the Acquiror in connection with the Merger and the Sale and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates have in the past provided financial and investment banking services to affiliates of the Company unrelated to the Merger and Sale for which we have received compensation and we may in the future provide certain investment banking and financial services to the Acquiror and its affiliates for which we would expect to receive compensation. Additionally, we and our affiliates have in the past provided, currently are providing and in the future may provide financial and investment banking services to Trapeza Funding V LLC, which is committed, subject to certain conditions, to purchase trust preferred securities from a trust to be formed by the Acquiror to finance a portion of the Aggregate Cash Consideration, and certain of its affiliates, for which we have received, and would expect to receive, compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company, the Acquiror and other companies that may be involved in any ancillary transaction to the Merger and the Sale for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is for the information of the Board of Directors of the Acquiror in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Sale or the Merger.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Acquiror in the Sale and the Merger is fair to the Acquiror, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ Credit Suisse First Boston LLC

APPENDIX C

[Friedman, Billings, Ramsey Group Letterhead]

December 21, 2003

Board of Directors and
Special Committee of the Board of Directors
Pacific Union Bank
3530 Wilshire Boulevard, Suite 1800
Los Angeles, CA 90010

Gentlemen:

      You have requested that Friedman, Billings, Ramsey & Co., Inc. (“FBR”) provide you with its opinion as to the fairness, from a financial point of view, to the Public Shareholders of Pacific Union Bank (“PUB”) of the Exchange Ratio provided for in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 22, 2003, among Hanmi Financial Corporation (“HAFC”), Hanmi Bank and PUB. For purposes of this letter, “Public Shareholders” means all of the holders of shares of common stock of PUB (the “PUB Shares”) other than the trust (the “Trust”) established pursuant to the Trust Agreement, dated as of October 31, 2003, between Korea Exchange Bank and Mr. L. Dale Crandall (the “Trustee”). We understand that the Trust owns approximately 62.1% of the PUB Shares.

      The terms of the merger and related transactions (collectively, the “Transaction”) are set forth in the Merger Agreement and a Voting and Sale Agreement (“Voting and Sale Agreement”) dated as of December 22, 2003 between HAFC and the Trust (collectively the “Transaction Documents”). Under the terms of the Transaction Documents, PUB will merge with and into Hanmi Bank (the “Merger”) and the Public Shareholders will receive shares of common stock of HAFC (the “HAFC Shares”) (the “Public Shareholder Consideration”) in exchange for their PUB Shares and the Trust will receive a combination of cash and HAFC Shares or other securities of HAFC partially in lieu of HAFC Shares (the “Trust Consideration”) in exchange for its PUB Shares. The number of HAFC Shares to be received by the Public Shareholders for each PUB Share (the “Exchange Ratio”) will be determined based on a formula set forth in the Transaction Documents and the daily volume weighted average sale price of the HAFC Shares for the five trading days prior to the closing date (the “Buyer Closing Share Price”). We understand that this formula is designed to provide that:

(i) the Purchase Price (as defined in the Merger Agreement) for each PUB Share will be equal for the Public Shareholders and the Trust;

(ii) the Public Shareholder Consideration will consist entirely of HAFC Shares;

(iii) the Trust will receive all of the cash component of the Transaction consideration and a portion of the HAFC Shares and all of the other HAFC securities, if any, to be issued in the Transaction; and

(iv) the stock component of the Transaction consideration will not be less than 42% of the aggregate Transaction consideration (or such other amount as will permit HAFC’s and PUB’s respective tax counsel to render opinions that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended).

      We understand that based on the formula set forth in the Transaction Documents, if the Buyer Closing Share Price is $22.00 then the Exchange Ratio would be 1.2727 and the Purchase Price would be $28.00; if the Buyer Closing Share Price is $19.00 then the Exchange Ratio would be 1.3833 and the Purchase Price would be $26.28; and if the Buyer Closing Share Price is $25.00 then the Exchange Ratio would be 1.1887 and the Purchase Price would be $29.72. Other Buyer Closing Share Prices would give rise to different Exchange Ratios and different Purchase Prices. The foregoing summary of certain terms of the Transaction reflects our understanding of the Transaction Documents and is qualified in its entirety by reference to the Transaction Documents.

Special Committee of the Board of Directors
Pacific Union Bank
December 21, 2003

      In connection with our review of the Transaction and in arriving at our opinion, we have among other things:

•	Reviewed the Transaction Documents and the financial terms and conditions set forth therein, as well as the schedules and exhibits thereto and certain related documents;

•	Reviewed PUB’s Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002, including the audited financial statements contained therein, and PUB’s Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Reviewed HAFC’s Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002, including the audited financial statements contained therein, and HAFC’s Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Participated in telephone conferences with the Trustee and his advisors wherein the Trustee stated his intentions regarding the objectives, timing and process with respect to the sale of the Trust’s PUB Shares;

•	Participated in telephone conferences with the financial advisor to the Trust wherein such financial advisor informed us regarding the persons solicited, bidding procedures, preliminary bids and other general aspects of the sales process undertaken by the Trust and its financial advisors;

•	Reviewed certain other public and non-public information, primarily financial in nature, relating to the business, earnings, assets and prospects of PUB and HAFC provided to us or publicly available;

•	Participated in meetings and telephone conferences with members of senior management of PUB concerning the financial condition, business, assets, financial forecasts and prospects of PUB, as well as such other matters as we deemed relevant to our inquiry;

•	Participated in meetings and telephone conferences with members of senior management of HAFC concerning the financial condition, business, assets, financial forecasts and prospects of HAFC, as well as such other matters as we deemed relevant to our inquiry;

•	Reviewed certain stock market information for the PUB Shares and HAFC Shares and compared it with similar information for certain companies that we deemed to be relevant for purposes of arriving at our opinion;

•	Compared the results of operations and financial condition of PUB with that of certain banks that we deemed to be relevant for purposes of arriving at our opinion;

•	Compared the results of operations and financial condition of HAFC with that of certain banks that we deemed to be relevant for purposes of arriving at our opinion;

•	Compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions that we deemed relevant and comparable to the Transaction;

•	Discussed the regulatory examinations of PUB with the management of PUB, including safety and soundness and CRA ratings;

•	Discussed the regulatory examinations of HFAC with the management of HFAC, including safety and soundness and CRA ratings;

Special Committee of the Board of Directors
Pacific Union Bank
December 21, 2003

•	Participated in discussions and negotiations among representatives of PUB, the Trust, the Trustee, Hanmi Bank and HAFC and their respective counsel and advisors regarding the financial and certain other terms of the Transaction; and

•	Performed such other reviews and analyses and considered such other information as we deemed appropriate.

      In rendering this opinion, we did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning PUB or HAFC furnished to us by PUB or HAFC, respectively, or the publicly-available financial and other information regarding PUB, HAFC and other financial institutions (or their holding companies). We have assumed that all such information is accurate and complete and we have no reason to believe otherwise. We have further relied on the assurances of the respective managements of PUB and HAFC that they are not aware of any facts that would make such financial or other information relating to PUB or HAFC, as the case may be, inaccurate or misleading. With respect to financial forecasts for PUB and HAFC provided to us by the managements of PUB and HAFC, respectively, and estimates of future cost savings provided to us by HAFC’s management and advisors, we have assumed, for purposes of this opinion, that the respective forecasts and estimates have been reasonably prepared on bases reflecting the best available estimates and judgments of each such management and advisors at the time of preparation as to the future financial performance of PUB and HAFC and future cost savings. We also have assumed that HAFC has or will obtain all financing required to enable it to consummate the Transaction and that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein

      We have assumed that there has been no undisclosed material change in the assets, financial condition, results of operations, business or prospects of either PUB or HAFC since September 30, 2003. We were not requested to, and did not, solicit third party offers to acquire all or any part of PUB. We did not undertake an independent evaluation or appraisal of the assets or liabilities of either PUB or HAFC nor were we furnished with any such evaluations or appraisals. We are not an expert in the evaluation of allowances for loan losses, were not requested to and did not review such allowances, and were not requested to and did not review any individual credit files of either PUB or HAFC. Our conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to us as of the date of this opinion, and upon current assumptions regarding future financial performance which we have previously discussed with you. We express no opinion on matters of a legal, regulatory, tax or accounting nature related to the Transaction, and we have assumed the correctness of all legal advice provided to PUB and us by counsel.

      Our opinion is based on market, economic, financial and other circumstances and conditions as they exist and can be evaluated as of the date of this letter, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the amount of the consideration or any other contemplated benefits of the Transaction to the Public Shareholders.

      We were not asked to, and are not, rendering any opinion as to the relative merits of the Transaction as compared to any other offer, proposal, alternative or other business strategy that might be available to the Trustee, PUB or its shareholders or as to the relative fairness of the Public Shareholder Consideration and the Trust Consideration. We express no opinion as to the underlying business decision to effect the Transaction or the structure, accounting treatment or tax consequences of the Transaction. We also express no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Special Committee or the Board of Directors to approve or recommend the Transaction.

Special Committee of the Board of Directors
Pacific Union Bank
December 21, 2003

      As part of our institutional brokerage, research and investment banking practice, we are regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial institution holding companies, initial, secondary and follow-on offerings and mutual-to-stock conversions of savings institutions, as well as business valuations for other corporate purposes for financial institutions and real estate related companies. We have experience in, and knowledge of, the valuation of bank and thrift securities in California and the rest of the United States.

      We have acted as a financial advisor to the Special Committee of the Board of Directors of PUB in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Transaction. In addition, PUB has agreed to reimburse us for all reasonable out-of-pocket expenses incurred by us on PUB’s behalf, as well as indemnify us against certain liabilities, including any which may arise under the federal securities laws.

      This letter is solely for the information of the Special Committee of the Board of Directors and the Board of Directors of PUB and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without our prior written consent, provided however, this letter may be referred to and reproduced in its entirety in materials sent to the shareholders in connection with the solicitation of approval of the Transaction. This letter does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the Transaction.

      Based upon and subject to the foregoing, as well as such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Public Shareholders of PUB.

Very truly yours,

/s/ FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

APPENDIX D

CHAPTER 13

GENERAL CORPORATION LAW OF CALIFORNIA
DISSENTERS’ RIGHTS

Section 1300.     Right to Require Purchase; “Dissenting Shares” and “Dissenting Shareholder” Defined.

      (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of such corporation entitled to vote on the transaction, and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

      (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of National Market System of the NASDAQ Stock Market and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

      (c) As used in this chapter, “dissenting shareholder” means the record holder of dissenting shares and includes a transferee of record.

Section 1301.     Demand for Purchase.

      (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

      (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3)and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

      (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

Section 1302.     Endorsement of Shares.

      Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Section 1303.     Agreed Price; Time for Payment.

      (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

      (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

Section 1304.     Dissenter’s Action to Enforce Payment.

      (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within 6 months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

      (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

      (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

      The certificate of incorporation of Hanmi eliminates the liability of Hanmi’s directors for monetary damages arising from a breach of their fiduciary duties to Hanmi and its stockholders, to the extent permitted by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Hanmi’s certificate of incorporation provides that Hanmi shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The bylaws of Hanmi require Hanmi to indemnify its directors and officers and such provisions require Hanmi, among other things, (i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers provided such persons acted in good faith and in a manner reasonably believed to be in the best interests of Hanmi and, with respect to any criminal action, had no cause to believe their conduct was unlawful; (ii) to advance the expenses actually and reasonably incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified and (iii) to obtain directors’ and officers’ insurance if available on reasonable terms. There is no action or proceeding pending or, to the knowledge of Hanmi, threatened which may result in a claim for indemnification by any director, officer, employee or agent of Hanmi.

Item 21.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

      The list of exhibits is incorporated herein by reference to the Exhibit Index.

      (b) Report, Opinion or Appraisal. See Appendices B and C. The opinions of Credit Suisse First Boston LLC and the Freidman, Billings, Ramsey & Co. are included as Appendices B and C, respectively, to the joint proxy statement/prospectus included as part of this registration statement.

Item 22.	Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) (1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

      (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on February 23, 2004.

HANMI FINANCIAL CORPORATION

By:	/s/ JAE WHAN YOO

Jae Whan Yoo
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 23, 2004.

Signature	Title

/s/ JAE WHAN YOO Jae Whan Yoo	President and Chief Executive Officer

/s/ MICHAEL J. WINIARSKI Michael J. Winiarski	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)

* Ung Kyun Ahn	Director

* Ki Tae Hong	Director

* Richard B.C. Lee	Director

* Joseph K. Rho	Director

* I Joon Ahn	Director

* George S. Chey	Director

* Joon H. Lee	Director

Signature		Title

* Stuart S. Ahn		Director

* Chang Kyu Park		Director

* Won R. Yoon		Director

*By:	/s/ JAE WHAN YOO Jae Whan Yoo	Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Document

2.1	Agreement and Plan of Merger, dated as of December 22, 2003, by and Hanmi Financial Corporation, Hanmi Bank and Pacific Union Bank, without exhibits or schedules thereto (included as Appendix A to the Joint Proxy Statement/Prospectus which forms a part of this Registration Statement)
3.1	Certificate of Incorporation of Hanmi Financial Corporation*
3.2	Bylaws of Hanmi Financial Corporation**
5.1	Opinion of Simpson Thacher & Bartlett LLP regarding the validity of the shares of Hanmi common stock registered hereunder
8.1	Form of Tax Opinion of Manatt, Phelps & Phillips, LLP
8.2	Form of Tax Opinion of Simpson Thacher & Bartlett LLP
10.1	Employment Agreement with Jae Whan Yoo****
10.2	Amendment to Employment Agreement with Jae Whan Yoo****
10.3	Hanmi Financial Corporation Year 2000 Stock Option Plan***
10.4	Pacific Union Bank 2000 Stock Option Plan****
21	Subsidiaries of Hanmi Financial Corporation****
23.1	Consent of KPMG LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of KPMG LLP
23.4	Consent of Deloitte & Touche LLP
23.5	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1)
23.6	Consent of Manatt, Phelps & Phillips, LLP (contained in Exhibit 8.1)
23.7	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 8.2)
24.1	Power of Attorney (included on the signature page of this registration statement)****
99.1	Form of Proxy Card of Hanmi Financial Corporation
99.2	Form of Proxy Card of Pacific Union Bank
99.3	Opinion of Credit Suisse First Boston LLP (included as Appendix B to the Joint Proxy Statement/Prospectus which forms part of this Registration Statement)
99.4	Opinion of Friedman, Billings, Ramsey & Co., Inc. (included as Appendix C to this Joint Proxy Statement/Prospectus which forms a part of this Registration Statement)
99.5	Consent of Credit Suisse First Boston LLP****
99.6	Consent of Friedman, Billings, Ramsey & Co., Inc.****
99.7	Voting and Sale Agreement dated as of December 22, 2003 between Hanmi Financial Corporation and the Trust established pursuant to the Trust Agreement dated as of October 31, 2003 between Korea Exchange Bank and Mr. L. Dale Crandall****
99.8	Form of Voting Agreements dated December 22, 2003 between Pacific Union Bank, L. Dale Crandall and each of Chang Kyu Park, I. Joon Ahn, George S. Chey, Joseph K. Rho, Joon H. Lee, Ung Kyun Ahn, Stuart S. Ahn, Ki Tae Hong, Won R. Yoon, and Richard B.C. Lee****
99.9	Form of Securities Purchase Agreement dated as of December 22, 2003 between Hanmi Financial Corporation and the purchasers named therein****

*	Incorporated herein by reference to Exhibit 3.1 to Hanmi’s registration statement on Form S-4 (No. 333-32770) filed with the SEC on March 20, 2000.

**	Incorporated herein by reference to Exhibit 3.2 to Hanmi’s registration statement on Form S-4 (No. 333-32770) filed with the SEC on March 20, 2000.

***	Incorporated herein by reference to Exhibit 99.1 to Hanmi’s registration statement on Form S-8 (Nos. 333-44320 and 44090) filed with the SEC on August 18, 2000.

****	Filed previously in Registrant’s filing of its Joint Proxy Statement/Prospectus on Form S-4 on February 9, 2004.